    As filed with the Securities and Exchange Commission on January 8, 2001



                                                      Registration No. 333-45970



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          PRE-EFFECTIVE AMENDMENT NO. 1



                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                           (Exact name of Registrant)

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
               The Manufacturers Life Insurance Company of America
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.       CAPTION IN PROSPECTUS

1         Cover Page; General Information About Manufacturers (Separate Account Three)

2         Cover Page; General Information About Manufacturers (Manufacturers Life of America)

3         *

4         Other Information (Distribution of the Policy)


5         General Information About Manufacturers (Separate Account Three)


6         General Information About Manufacturers (Separate Account Three)

7         *

8         *

9         Other Information (Litigation)

10        Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy
          Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the
          Policy; Other Information

11        General Information About Manufacturers (Manufacturers Investment Trust)

12        General Information About Manufacturers (Manufacturers Investment Trust)

13        Charges and Deductions

14        Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15        Issuing A Policy

16        General Information About Manufacturers (Manufacturers Investment Trust)

17        Policy Surrender and Partial Withdrawals

18        General Information About Manufacturers

19        Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20        *

21        Policy Loans

22        *

23        **

24        Other Provisions of the Policy

25        General Information About Manufacturers (Manufacturers Life of America)

26        *

27        General Information About Manufacturers (Manufacturers Life of America);
          Other Information (Distribution of the Policy)

28        Other Information (Officers and Directors)

29        General Information About Manufacturers (Manufacturers Life of America)

30        *

31        *

32        *

33        *

34        *


35        *


36        *

37        *

38        Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39        Other Information (Distribution of the Policies)

40        *

41        Other Information (Distribution of the Policy)

42        Other Information (Distribution of the Policy)

43        *


44        Policy Values --Determination of Policy Value; Units and Unit Values


45        *


46        Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds


47        General Information About Manufacturers (Manufacturers Investment Trust)

48        *

49        *

50        General Information About Manufacturers

51        Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value;
          Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy
          Provisions

52        Other Information (Substitution of Portfolio Shares)

53        General Information About Manufacturers Life (Separate Account Three);
          Tax Treatment of the Policy

54        *

55        *

56        *

57        *

58        *

59        Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

SEPARATE ACCOUNT THREE OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                             VENTURE VUL ACCUMULATOR
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture VUL Accumulator, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of America (the "Company," "Manufacturers Life of America," "we" or "us").

The Policy is designed to provide lifetime insurance protection together with flexibility as to:
-    the timing and amount of premium payments,
-    the investments underlying the Policy Value, and
-    the amount of insurance coverage.
This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account Three (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.

THE POLICY IS NOT SUITABLE FOR SHORT TERM INVESTMENT PURPOSES. ALSO PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.


The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.


PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The Manufacturers Life Insurance Company of America
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304


                  THE DATE OF THIS PROSPECTUS IS ________, 2001

TABLE OF CONTENTS

DEFINITIONS................................................................................................................
POLICY SUMMARY
General....................................................................................................................
Death Benefits.............................................................................................................
Optional Term Rider........................................................................................................
Cash Value Enhancement Riders..............................................................................................
Premiums...................................................................................................................
Policy Value...............................................................................................................
Policy Loans...............................................................................................................
Surrender and Partial Withdrawals..........................................................................................
Lapse and Reinstatement....................................................................................................
Charges and Deductions.....................................................................................................
Investment Options and Investment Advisers ................................................................................
Investment Management Fees and Expenses....................................................................................
Table of Charges and Deductions............................................................................................
Table of Investment Management Fees and Expenses...........................................................................
Table of Investment Options and Investment Subadvisers.....................................................................
GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, THE SEPARATE ACCOUNT AND THE TRUST
Manufacturers Life of America..............................................................................................
The Separate Account.......................................................................................................
The Trust..................................................................................................................
Investment Objectives of the Portfolios....................................................................................
ISSUING A POLICY
Requirements...............................................................................................................
Temporary Insurance Agreement..............................................................................................
Right to Examine the Policy................................................................................................
Life Insurance Qualification...............................................................................................
DEATH BENEFITS.............................................................................................................
Death Benefit Options......................................................................................................
Changing the Death Benefit Option..........................................................................................
Changing the Face Amount...................................................................................................
PREMIUM PAYMENTS
Initial Premiums...........................................................................................................
Subsequent Premiums........................................................................................................
Maximum Premium Limitation.................................................................................................
Premium Allocation.........................................................................................................
CHARGES AND DEDUCTIONS
Premium Charge.............................................................................................................
Surrender Charges..........................................................................................................
Monthly Deductions.........................................................................................................
Charges for Transfers......................................................................................................
Reduction in Charges.......................................................................................................
SPECIAL PROVISIONS FOR EXCHANGES...........................................................................................
COMPANY TAX CONSIDERATIONS.................................................................................................
POLICY VALUE
Determination of the Policy Value..........................................................................................
Units and Unit Values......................................................................................................
Transfers of Policy Value..................................................................................................
POLICY LOANS...............................................................................................................
Effect of Policy Loan......................................................................................................
Interest Charged on Policy Loans...........................................................................................

Loan Account...............................................................................................................
POLICY SURRENDER AND PARTIAL WITHDRAWALS
Policy Surrender...........................................................................................................
Partial Withdrawals........................................................................................................
LAPSE AND REINSTATEMENT
Lapse......................................................................................................................
No Lapse Guarantee.........................................................................................................
No-Lapse Guarantee Cumulative Premium Test.................................................................................
Reinstatement..............................................................................................................
THE GENERAL ACCOUNT........................................................................................................
Fixed Account..............................................................................................................
OTHER PROVISIONS OF THE POLICY
Cash Value Enhancement Riders......................................................................................
Policyowner Rights.........................................................................................................
Beneficiary................................................................................................................
Validity...................................................................................................................
Misstatement of Age or Sex.................................................................................................
Suicide Exclusion..........................................................................................................
Supplementary Benefits.....................................................................................................
TAX TREATMENT OF THE POLICY................................................................................................
Life Insurance Qualification...............................................................................................
Tax Treatment of Policy Benefits...........................................................................................
Alternate Minimum Tax......................................................................................................
Income Tax Reporting.......................................................................................................
OTHER INFORMATION
Payment of Proceeds........................................................................................................
Reports to Policyowners....................................................................................................
Distribution of the Policies...............................................................................................
Responsibilities of Manufacturers Life.....................................................................................
Voting Rights..............................................................................................................
Substitution of Portfolio Shares...........................................................................................
Records and Accounts.......................................................................................................
State Regulations..........................................................................................................
Litigation.................................................................................................................
Independent Auditors.......................................................................................................
Further Information........................................................................................................
Officers and Directors.....................................................................................................
Optional Term Rider........................................................................................................
Illustrations
APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS............................A-1
APPENDIX B - AUDITED FINANCIAL STATEMENTS...............................................................................B-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.
Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.


DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the life insured's age on his or her nearest birthday to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.


Attained Age
is the Age at issue plus the number of whole years that have elapsed since the Policy Date.


Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled daytime trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.


Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. The Company will take the first Monthly Deduction on the Effective Date.


Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.


Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.


Life Insured
is the person whose life is insured under this Policy.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Loan Interest Credited Differential
is the difference between the rate of interest charged on a Policy Loan and the rate of interest credited to amounts in the Loan Account.


Maximum Loanable Amount
is 100% of the Policy Net Cash Surrender Value less estimated charges to the next Policy anniversary, including loan interest.

Minimum Death Benefit
is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured.


Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
is a provision of the Policy which occurs when the Policy is in the No-Lapse Guarantee Period, and meets the No-Lapse Guarantee Cumulative Premium Test. If such a condition is met the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period
is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of (a) twenty years or (b) the number of years remaining until the life insured's age is 95, depending upon applicable state law requirements Certain states may have a shorter guarantee period. The No Lapse Guarantee Period for a particular Policy is stated in the Policy.

No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:


-    the Face Amount of insurance changes.
-    a Supplementary Benefit is added, changed or terminated.
-    the Risk Classification of the life insured changes.
- a temporary Additional Rating is added (due to a face amount increase), or terminated.
-    the death benefit option changes.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.


No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any Gross Withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.


Policy Date
is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)  is the total amount of loans borrowed as of such date;
(b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;
(c) is any interest charges accrued from the last Policy Anniversary to the current date; and
(d)  is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.


Premium Death Benefit Account
is the sum of premiums paid to date less any Gross Withdrawals, but is not less than zero.


Service Office Address
is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.


Surrender Charge Period
is the period following the Policy Date or following any increase in Face Amount during which the Company will assess Surrender Charges. Surrender Charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.



Surrender Charge Premium Limit
is used to determine the Surrender Charge. The Surrender Charge Premium Limit for the initial Face Amount is stated in the Policy. The Company will advise the policyowner of the Surrender Charge Premium Limit for any increase in Face Amount.


Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

POLICY SUMMARY


GENERAL
We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states and the terms of your policy and any endorsement or rider supercede the disclosure in this prospectus.


DEATH BENEFITS
There are three death benefit options. Under OPTION 1, the death benefit is the Face Amount of the Policy at the date of death. Under OPTION 2, the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death. Under OPTION 3 the death benefit is the Face Amount plus the Premium Death Benefit account at the date of death. The actual death benefit will be the greater of the death benefit under the applicable death benefit option or the Minimum Death Benefit. The Minimum Death Benefit is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured. A table of Minimum Death Benefit Percentages is located under "Death Benefits - Minimum Death Benefit." You may change the death benefit option and increase or decrease the Face Amount subject to the limitations described in this Prospectus.


OPTIONAL TERM RIDER
The Policy may be issued with an optional term insurance rider (the "Term Rider") which provides an additional insurance amount which is level term life insurance. The benefit of the Term Rider is that the cost of insurance will always be less than or equal to the cost of insurance under the Policy. However, unlike the death benefit under the Policy, the death benefit under the Term Rider is not protected by the No-Lapse Guarantee after the second Policy Year and terminates at the life insured's Attained Age 100.

Cash Value Enhancement Riders
The Policy may be issued with one of two optional Cash Value Enhancement riders. The benefit of either rider is that the Cash Surrender VALUE under the Policy will be enhanced during the period for which Surrender Charges apply. The decision to add one of these two riders must be made at issuance of the Policy and, once made, is irrevocable. Adding either of these riders will result in different premium and asset-based risk charges under the Policy.


PREMIUMS
You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE
The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS
You may borrow an amount not to exceed the Maximum Loanable Amount. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS
You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of or the death benefit under the Policy and an assessment of a portion of the Surrender Charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charge and outstanding monthly deductions due minus the Policy Debt.


LAPSE AND REINSTATEMENT
Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "reinstatement."

CHARGES AND DEDUCTIONS
We assess certain charges and deductions in connection with the Policy. These include:

-    charges deducted from premiums paid,


- monthly deductions for administration, asset-based risk and cost of insurance charges,

-    charges assessed on surrender or lapse, and


-    if applicable, a charge for any supplementary benefits added to the Policy.

The charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of the charges assessed monthly for the cost of insurance and administrative expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.


The Policy may be issued with either one of the two optional Cash Value Enhancement riders which we offer.

In the case of the Cash Value Enhancement rider, the Surrender Charge is reduced. In the case of the Cash Value Enhancement Plus rider the Surrender Charge is eliminated. If a Policy is issued with either of these riders, it will have different premium charges and the same or higher asset-based risk charges as noted under the "Table of Charges and Deductions."


INVESTMENT OPTIONS AND INVESTMENT ADVISERS
You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of the Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

INVESTMENT MANAGEMENT FEES AND EXPENSES
Each sub-account of the Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations, please discuss this matter with your financial adviser.

TABLE OF CHARGES AND DEDUCTIONS


The table below sets forth the charges and deductions for the Policy. The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either one of these riders to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed below.


PREMIUM CHARGES          The Policy provides for a deduction of 7.5% of the
                         premium paid during the first 10 Policy Years and 5.0% of each premium paid thereafter. Where the Cash Value
                         Enhancement Rider is used, the premium charges are increased to 8.5% of the premium paid during the first
                         10 Policy Years and 5.5% thereafter. Where the Cash
                         Value Enhancement Plus Rider is used, the premium charges are 3.25% for the first 10 policy years and 2.25% thereafter.

Monthly Deductions:      An administration charge of $40 plus a per $1000 of
                         Face Amount charge per Policy Month is deducted in the first five Policy years. In subsequent years, the administration charge IS $20 plus a per $1000 of Face
                         Amount charge per Policy Month. The monthly charge per $1000 of Face Amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the death benefit option in effect. It applies to the initial
                         Face Amount for the first 10 policy years and thereafter to the initial face amount less any decreases. The monthly administration charge does not vary with the Cash Value Enhancement Options.

                         A monthly asset-based risk charge is assessed against the Investment Accounts at an annual rate of 0.15%. This rate is guaranteed not to exceed 0.45%. Where the Cash Value Enhancement Rider is used, the asset-based risk charges are the same as those provided in the Policy - an annual rate of 0.15% guaranteed not to exceed 0.45%. Where the Cash Value Enhancement Plus Rider is used, the current asset-based risk charges are at an annual rate of 1.00% For the first 15 Policy Years and 0.25% thereafter. The guaranteed rates are 1.30% for the first 15 Policy Years and 0.55% thereafter.

                         A cost of insurance charge is assessed monthly based on the amount at risk under the Policy. The rate of this charge does not vary with the Cash Value Enhancement Options.

SURRENDER CHARGES:       A Surrender Charge is assessed upon surrender of the
                         Policy, a partial withdrawal of Net Cash Surrender
                         Value or lapse of the Policy occurring during the first
                         10 years following the Policy Date or the effective date of a face amount increase. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

                         The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the Grading Percentage, where:

                         (i) is the Rate per $1000 of initial Face Amount (or Face Amount increase); (ii) is 80% of the lesser of (a) the premiums paid per $1000 of Face Amount during the first two Policy Years (or premiums attributable to each $1000 of Face Amount increase for the two years following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and (iii) is the initial Face Amount (or Face Amount increase) divided by 1000.

                         The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age at the time of the increase.

                    The Grading Percentage starts at 100% for the First Policy Month and grades down by .833% each subsequent Policy Month reaching zero at the end of 10 years.

                    If the Policy is issued with a Cash Value Enhancement Rider, the Surrender Charge calculated as described above is reduced by 80% for a surrender, withdrawal or lapse occurring in the first two Policy Years, 60% in the third policy year, 40% in the fourth policy Year and 20% in the fifth Policy Year.

                    If the Policy is issued with a Cash Value Enhancement Plus Rider, there is no Surrender Charge

Loan Charges:       A fixed loan interest rate of 5.25% is charged during the
                    first 10 Policy Years and 4% thereafter. Interest is credited to amounts in the Loan Account at a rate of 4%.
                    This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter.


Transfer Charge:    A charge of $25 per transfer is assessed for each transfer in excess of 12 in a Policy Year.


TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets for the fiscal year ended December 31, 1999)


                                                             OTHER EXPENSES               TOTAL TRUST
                                         MANAGEMENT          (AFTER EXPENSE            ANNUAL EXPENSES
TRUST PORTFOLIO                             FEES             REIMBURSEMENT)
--------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets........       0.850%                0.260%                     1.110%
Internet Technologies...............       1.150%                0.136%(A)                  1.286%
Science & Technology(J).............       1.100%                0.060%                     1.160%
International Small Cap.............       1.100%                0.270%                     1.370%
Aggressive Growth...................       1.000%(F)             0.130%                     1.130%
Emerging Small Company..............       1.050%                0.070%                     1.120%
Small Company Blend.................       1.050%                0.250%(A)                  1.300%(E)
Dynamic Growth......................       1.000%(F)             0.132%(A)                  1.132%
Mid Cap Stock.......................       0.925%                0.100%(A)                  1.025%(E)
All Cap Growth(H)...................       0.950%(F)             0.070%                     1.020%
Overseas............................       0.950%                0.260%                     1.210%
International Stock(J)..............       1.050%                0.200%                     1.250%
International Value.................       1.000%                0.230%(A)                  1.230%(E)
Mid Cap Blend.......................       0.850%(F)             0.060%                     0.910%
Small Company Value.................       1.050%                0.170%                     1.220%
Global Equity.......................       0.900%                0.160%                     1.060%
Growth..............................       0.850%                0.050%                     0.900%
Large Cap Growth....................       0.875%(F)             0.100%                     0.975%




                                                              OTHER EXPENSES               TOTAL TRUST
                                            MANAGEMENT         (AFTER EXPENSE            ANNUAL EXPENSES
TRUST PORTFOLIO                                FEES           REIMBURSEMENT)
--------------------------------------------------------------------------------------------------------

Quantitative Equity.................       0.700%                0.060%                     0.760%
Blue Chip Growth(J).................       0.875%(F)             0.050%                     0.925%
Real Estate Securities..............       0.700%                0.070%                     0.770%
Value...............................       0.800%                0.070%                     0.870%
Tactical Allocation.................       0.900%                0.127%(A)                  1.027%
Equity Index I......................       0.250%                0.150%(I)                  0.400%(I)
Growth & Income.....................       0.750%                0.050%                     0.800%
U.S. Large Cap Value................       0.875%                0.070%(A)                  0.945%(E)
Equity-Income(J)....................       0.875%(F)             0.060%                     0.935%
Income & Value......................       0.800%(F)             0.080%                     0.880%
Balanced............................       0.800%                0.070%                     0.870%
High Yield..........................       0.775%                0.065%                     0.840%
Strategic Bond......................       0.775%                0.095%                     0.870%
Global Bond.........................       0.800%                0.180%                     0.980%
Total Return........................       0.775%                0.060%(A)                  0.835%(E)
Investment Quality Bond.............       0.650%                0.120%                     0.770%
Diversified Bond....................       0.750%                0.090%                     0.840%
U.S. Government Securities..........       0.650%                0.070%                     0.720%
Money Market........................       0.500%                0.050%                     0.550%
Small Cap Index.....................       0.525%                0.075%(AG)                 0.600%
International Index.................       0.550%                0.050%(AG)                 0.600%
Mid Cap Index.......................       0.525%                0.075%(AG)                 0.600%
Total Stock Market Index............       0.525%                0.075%(AG)                 0.600%
500 Index...........................       0.525%                0.039%(AG)                 0.564%
Lifestyle Aggressive 1000(D)........       0.075%                1.060%(B)                  1.135%(C)
Lifestyle Growth 820(D).............       0.057%                1.008%(B)                  1.065%(C)
Lifestyle Balanced 640(D)...........       0.057%                0.928%(B)                  0.985%(C)
Lifestyle Moderate 460(D)...........       0.066%                0.869%(B)                  0.935%(C)
Lifestyle Conservative 280(D).......       0.075%                0.780%(B)                  0.855%(C)


-----------------
(A)  Based on estimates to be made during the current fiscal year.
(B)  Reflects expenses of the Underlying Portfolios.
(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios) as follows:

If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and
(f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1999) as noted in the chart below:

                                          MANAGEMENT             OTHER               TOTAL TRUST

   TRUST PORTFOLIO                          FEES                EXPENSES           ANNUAL EXPENSES
   -----------------------------------------------------------------------------------------------
   Lifestyle Aggressive 1000........       0.075%                1.090%                1.165%
   Lifestyle Growth 820.............       0.057%                1.030%                1.087%
   Lifestyle Balanced 640...........       0.057%                0.940%                0.997%
   Lifestyle Moderate 460...........       0.066%                0.900%                0.966%
   Lifestyle Conservative 280.......       0.075%                0.810%                0.885%


(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Annualized - For the period May 1, 1999 (commencement of operations) to December 31, 1999.
(F) Management Fees changed effective May 1, 1999. Fees shown are the current management fees.
(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.022% higher for the International Index Trust, 0.014% higher for the Small Cap Index Trust, 0.060% higher for the Mid Cap Index Trust and 0.005% higher for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2000 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.
(H)  Formerly, the Mid Cap Growth Trust.
(I) The Equity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.

(J) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. The fee reduction is based on the combined asset level of all four portfolios. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:


                  COMBINED ASSET LEVELS                                   FEE REDUCTION
                                                              (AS A PERCENTAGE OF THE ADVISORY FEE)

                  First $750 million                                         0.0%
                  Between $750 million and $1.5 billion                      2.5%
                  Between $1.5 billion and $3.0 billion                      3.75%
                  Over $3.0 billion                                          5.0%


The fee reductions are applied to the advisory fees of each of the four Portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of December 4, 2000, the combined asset level for all four Portfolios was approximately $4.4 billion resulting in a fee reduction of 5.0%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well. The fee reductions are not reflected in the "Trust Annual Expense" table above since the table reflects expenses for the year ended December 31, 1999 which is prior to the commencement of the fee reduction.


     TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

     The Trust currently has nineteen subadvisers who manage all of the Portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of Manufacturers Life of America.

     SUBADVISER                                             PORTFOLIO

     AIM Capital Management, Inc.                           Aggressive Growth Trust
                                                            All Cap Growth Trust(C)

     AXA Rosenberg Investment Management LLC                Small Company Value Trust

     Capital Guardian Trust Company                         Small Company Blend Trust
                                                            U.S. Large Cap Value  Trust
                                                            Income & Value Trust
                                                            Diversified Bond Trust

     Fidelity Management Trust Company                      Mid Cap Blend Trust
                                                            Large Cap Growth Trust
                                                            Overseas Trust

     Founders Asset Management LLC                          International Small Cap Trust
                                                            Balanced Trust

     Franklin Advisers, Inc.                                Emerging Small Company Trust

     Janus Capital Corporation                              Dynamic Growth Trust

     Manufacturers Adviser Corporation                      Pacific Rim Emerging Markets Trust
                                                            Quantitative Equity Trust
                                                            Equity Index Trust(B)
                                                            Real Estate Securities Trust
                                                            Money Market Trust
                                                            Index Trusts
                                                            Lifestyle Trusts(A)

     Miller Anderson & Sherrerd, LLP                        Value Trust
                                                            High Yield Trust

     Mitchell Hutchins Asset Management Inc.                Tactical Allocation Trust

     Morgan Stanley Asset Management Inc.                   Global Equity Trust

     Munder Capital Management                              Internet Technologies Trust

     Pacific Investment Management Company                  Global Bond Trust
                                                            Total Return Trust

     Rowe Price-Fleming International, Inc.                 International Stock Trust

     Salomon Brothers Asset Management Inc.                 U.S. Government Securities Trust
                                                            Strategic Bond Trust

     State Street Global Advisors                           Growth Trust
                                                            Lifestyle Trusts(A)

     T. Rowe Price Associates, Inc.                         Science & Technology Trust
                                                            Blue Chip Growth Trust
                                                            Equity-Income Trust

     Templeton Investment Counsel, Inc.                     International Value Trust

     Wellington Management Company, LLP                     Growth & Income Trust
                                                            Investment Quality Bond Trust
                                                            Mid Cap Stock Trust

     (A) State Street Global Advisors provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

     (B) The Equity Index Trust is available only for policies issued for applications dated prior to May 1, 2000.

     (C)  Formerly, the Mid Cap Growth Trust

     GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, THE SEPARATE ACCOUNT AND THE TRUST

     MANUFACTURERS LIFE OF AMERICA

     We are a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

     RATINGS

     Manufacturers Life of America has received the following ratings from independent rating agencies:

     Standard and Poor's Insurance Ratings Service:       AA+ (for financial strength)
     A.M. Best Company:                                   A++ (for financial strength)
     Fitch:                                               AAA (for insurer financial strength)
     Moody's Investors Service, Inc.:                     Aa2 (for financial strength)

     These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manufacturers Life of America as a measure of the Company's ability to honor the death benefit and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT
Manufacturers Life of America established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania Law. Since December 9, 1992, it has been operated under Michigan Law. The Separate Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT
Manufacturers Life of America is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

REGISTRATION
The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the"1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.

THE TRUST
Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS
The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS
The Portfolios of the Trust available under the Policies are as follows:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. By investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science & technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium sized companies.

The ALL CAP GROWTH TRUST (formerly, Mid Cap Growth Trust) seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The MID CAP BLEND TRUST seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal circumstances, at least 65% of the portfolio's assets in common stocks of companies with total market capitalization that approximately match the range of capitalization of the Russell 2000 Index and are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only for policies issued for applications dated prior to May 1,
2000).

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

THE LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.


*"Standard & Poor's(R)," AS&P 500(R)," Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts is sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies makes any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

REQUIREMENTS
To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).


The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Validity are measured.


If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:


(i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office, and

(ii) the Issue Date will be the date the Company issues the Policy.


The initial premium must be received within 60 days after the Issue Date, and the life insured must be in good health on the date the initial premium is received.] If the premium is not paid or if the application is rejected, we will cancel the Policy and return any partial premiums paid to the applicant.

MINIMUM INITIAL FACE AMOUNT
We will generally issue a Policy only if it has a Face Amount of at least $100,000.

BACKDATING A POLICY
Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a Policy is backdated, we will credit Net Premiums received prior to the Effective Date of a Policy with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market TRUST.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.


TEMPORARY INSURANCE AGREEMENT
In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.


The acceptance of an application is subject to the Company's underwriting rules, and we reserve the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an Additional Rating assigned to it.


RIGHT TO EXAMINE THE POLICY
You may return a Policy for a refund within 10 days after you received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy may be mailed or delivered to the Manufacturers Life of America agent who sold it or to our Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after we receive the returned Policy at our Service Office, we will refund to the policyowner an amount equal to either:


(1)  the amount of all premiums paid or

(2) (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus


     (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

     (c) any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.


If you request an increase in Face Amount which results in new Surrender Charges, you will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

We reserve the right to delay the refund of any premium paid by check until the check has cleared.


LIFE INSURANCE QUALIFICATION
A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.


CASH VALUE ACCUMULATION TEST
Under the Cash Value Accumulation Test ("CVAT"), the Policy Value may not at any time EXCEED the Net Single Premium. The Net Single Premium is the one payment that would be needed on a specific date to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Company will generally increase the death benefit, temporarily, to the required minimum amount. However, we reserve the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST
Under the Guideline Premium Test, the sum of premiums paid into the Policy may not at any time exceed the Guideline Premium Limitation as of such time. The Guideline Premium Limitation is, as of any date, the greater of:

(a)  the Guideline Single Premium, or
(b)  the sum of the Guideline Level Premiums to such date.

If you elected this test, the Guideline Single Premium and the Guideline Level Premium are as set forth in the Policy.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the minimum death benefit. the minimum death benefit on any date is defined as the policy value on that date times the applicable minimum death benefit percentage for the attained age of the life insured. see "death benefits - minimum death benefit."


The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit.

Changes to the Policy may affect the maximum amount of premiums, such as:


-    a change in the Policy's Face Amount.
-    a change in the death benefit option.
-    partial withdrawals.
-    addition or deletion of Supplementary Benefits.


Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

DEATH BENEFITS


If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any Supplementary Benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after we receive a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS
There are three death benefit options, described below. The actual death benefit is the amount shown below under the applicable death benefit option or, if greater, the Minimum Death Benefit as described below.

DEATH BENEFIT OPTION 1
Under Option 1, the death benefit is the Face Amount of the Policy at the date of death.

DEATH BENEFIT OPTION 2
Under Option 2, the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death.

DEATH BENEFIT OPTION 3
Under Option 3, the death benefit is the Face Amount plus the Premium Death Benefit Account. The Premium Death Benefit Account is the sum of the premiums paid to date less any Gross Withdrawals. But not less than zero. Gross Withdrawals are the amounts of partial withdrawals plus any Surrender Charges applicable thereto.

If any partial withdrawals are made, the death benefit, whether it is Option 1, 2 or 3, will be less than it would be if no withdrawals were made. Making a partial withdrawal will result in a reduction in the face amount of insurance for Death Benefit Option 1 and, in certain circumstances, Death Benefit Option
3. See "Policy Surrender and Partial Withdrawals - Reduction in Face Amount due to a partial withdrawal."

If the life insured should die during a grace period, the death benefit will be reduced by the amount of any monthly deductions due, and Policy Value will be calculated as of the date of the default giving rise to the grace period.

MINIMUM DEATH BENEFIT.

The Minimum Death Benefit depends on whether the policyowner elected the Guideline Premium Test or the Cash Value Accumulation Test for qualification of the Policy as life insurance under the Code. See "Issuing a Policy - Life Insurance Qualification."

If you elected the Guideline Premium Test, the sum of the death benefit as described above and the benefit payable under any Supplementary Term Insurance on the life insured will never be less than the Policy Value at the date of death multiplied by the applicable minimum death benefit percentage in the table below.

            ---------------------------------------------------------
                   TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES
            ---------------------------------------------------------
            ATTAINED AGE                   APPLICABLE PERCENTAGE
            40 AND UNDER                            250%
                45                                  215%
                50                                  185%
                55                                  150%
                60                                  130%
                65                                  120%
                70                                  115%
                75                                  105%
                90                                  105%
            95 AND ABOVE                            100%

            For ages not shown, the applicable percentage can be
            found by reducing the above applicable percentages
            proportionately.
            ---------------------------------------------------------


If you elected the Cash Value Accumulation Test, on any date the sum of the death benefit as described above, plus the benefit payable under any Supplementary Term Insurance on the life insured, will always be equal to the amount required on such date to produce a Policy Value that does not exceed the Net Single Premium required to fund future benefits under the policy.

CHANGING THE DEATH BENEFIT OPTION
You may change the death benefit option as described below once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after we receive a written request for a change at our Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

We will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.


A change in the death benefit option will result in a change in the Policy's Face Amount in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2
The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.


CHANGE FROM OPTION 2 TO OPTION 1
The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

CHANGE FROM OPTION 3 TO OPTION 1
The new Face Amount will be equal to the Face Amount prior to the change plus the Premium Death Benefit Account as of the date of the change.


No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.


CHANGING THE FACE AMOUNT
Subject to the limitations stated in this prospectus, you may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT
You may increase the Face Amount once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000 or such other Minimum Face Amount Increase as the Company may establish on 90 days written notice to you. An increase will become effective at the beginning of the Policy Month following the date we approve the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. We reserve the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE
An increase in Face Amount will usually result in the Policy being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the Surrender Charge Premium Limit associated with that increase. There will be no new Surrender Charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a right to examine with respect to any increase resulting in new Surrender Charges.

An additional premium may be required for a Face Amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.


INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.


CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION
If you request to change both the Face Amount and the death benefit option in the same month, the death benefit option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT
Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000 or such other Minimum Face Amount decrease as the Company may establish on 90 days written notice to you. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date WE APPROVE the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the Policy to fall below the minimum Face Amount of $100,000.


PREMIUM PAYMENTS

INITIAL PREMIUMS
No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS
After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.


A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. We will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. We also reserve the right to request evidence of insurability if a premium payment would result in an increase in the death benefit that is greater than the increase in Policy Value.


Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day we receive the premiums at our Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.


MAXIMUM PREMIUM LIMITATION
If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.


PREMIUM ALLOCATION
Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 3% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total allocation equals 100. You may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. Changes may also be made by telephone if a valid authorization form is on file with us.


CHARGES AND DEDUCTIONS


The Company makes various charges under the Policy. Charges are deducted from premiums, monthly from Policy Values and upon surrender of a Policy, a partial withdrawal or lapse of a Policy. These Charges are discussed below.

The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either rider to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed under "Other Provisions of the Policy
- Cash Value Enhancement Riders."

PREMIUM CHARGES
During the first 10 Policy Years, Manufacturers Life of America deducts a premium charge from each premium payment equal to 7.5% of the premium. Thereafter, the premium charge is equal to 5.0% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.

SURRENDER CHARGES
The Company will deduct a Surrender Charge if, during the first 10 years following the Policy Date or the effective date of a Face Amount increase:

     -    the Policy is surrendered for its Net Cash Surrender Value,
     -    a partial withdrawal is made, or
     -    the Policy lapses.


The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the applicable Grading Percentage, where:

(i)   is the rate per $1000 of initial Face Amount (or Face Amount increase);

(ii) is 80% of the lesser of (a) the premiums paid in the first two Policy Years per $1000 of initial Face Amount (or the premiums attributable to each $1000 of Face Amount increase in the two years following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and

(iii) is the initial Face Amount (or the Face Amount increase) divided by 1000.

The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age at the time of an increase. The Rates per $1000 are set forth in the following table.

              TABLE OF GUARANTEED SURRENDER CHARGE RATES PER $ 1000
                     OF FACE AMOUNT OR FACE AMOUNT INCREASE

 --------------------------------------------------------------------------------------
  AGE AT ISSUANCE OR                 DEATH BENEFIT                DEATH BENEFIT
  ATTAINED AGE AT INCREASE           OPTIONS 1 AND 3              OPTION 2
 --------------------------------------------------------------------------------------
      25 or less                         $7.30                        $6.30
 --------------------------------------------------------------------------------------
       25 - 35                           $6.40                        $5.60
 --------------------------------------------------------------------------------------
       36 - 45                           $5.90                        $4.70
 --------------------------------------------------------------------------------------
       46 - 55                           $4.00                        $4.50
 --------------------------------------------------------------------------------------
       56 - 65                           $2.90                        $1.90
 --------------------------------------------------------------------------------------
    66 or greater                        $2.40                        $1.90
 --------------------------------------------------------------------------------------


The Grading Percentage varies with the Policy Month in which the transaction causing the assessment of the Surrender Charge occurs. As indicated in the following table, the grading percentage starts at 100% for the first Policy Month and grades down 10% each Policy Year (OR .833% each Policy Month) reaching zero at the end of 10 years.


             GRADING PERCENTAGES DURING THE SURRENDER CHARGE PERIOD
        (APPLICABLE TO THE INITIAL FACE AMOUNT AND SUBSEQUENT INCREASES)
             THE GRADING PERCENTAGES WILL NOT EXCEED THE FOLLOWING:

      SURRENDER CHARGE                     GRADING
           PERIOD                        PERCENTAGE*
        (POLICY YEAR)
              1                             100%
              2                              90%
              3                              80%
              4                              70%
              5                              60%
              6                              50%
              7                              40%
              8                              30%
              9                              20%
             10                              10%
             11                               0%

* The Grading Percentages shown are at the beginning of each Policy Year. Proportionate Grading Percentages apply for other Policy Months.


Illustration of Surrender Charge Calculation

Assumptions
-    45 year old male (standard risks and nonsmoker status)
-    Death Benefit Option 1
-    $20,000 in premiums HAVE been paid on the Policy in the first two Policy
     Years
-    Surrender Charge Premium Limit for the Policy is $16.74
- Face Amount of the Policy at issue is $500,000 and no increases have occurred
-    Policy is surrendered during the first month of the first policy year.

Surrender Charge

The Surrender Charge to be assessed would be $9,646 determined as follows:

(1) First, the applicable Rate per $1000 of initial Face Amount as set forth in the table above ($5.90) is added to 80% of the lesser of the premiums paid per $1000 of initial Face Amount or the Surrender Charge Premium Limit.

$5.90 PLUS (80%) X [THE LESSER OF $20,000/(500,000/1000) OR $16.74] = $19.29.

(2) Next, this figure is multiplied by the initial Face Amount divided by 1000.

$19.29 X [500,000/1000 OR 500] = $9,646.

(3) Finally, the figure obtained in step 2 is multiplied by the applicable Grading Percentage for the first month of the first Policy Year (0%).

$9,646 X 0% = $9,646.

Depending upon the Face Amount of the Policy, the Age of the life insured at issuance, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and, therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.


SURRENDER CHARGES ON A PARTIAL WITHDRAWAL


A partial withdrawal made during the Surrender Charge Period will result in the assessment of a pro-rata portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as of the date OF the withdrawal. It will equal (a) divided by (b), multiplied by (c), where:

(a)  is the amount of the partial Net Cash Surrender Value withdrawal;
(b)  is the Net Cash Surrender Value prior to the withdrawal; and
(c)  is the current total Surrender Charge prior to the withdrawal.

The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account unless you direct that the Surrender Charges be deducted from one or more Investment Accounts or the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.


Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.


MONTHLY DEDUCTIONS

On the Policy Date and at the beginning of each Policy Month, a deduction is taken from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These monthly deductions consist of:

-    an administration charge;
-    an asset-based risk charge; and
-    a cost of insurance charge.

If applicable, there may be additional monthly charges for any Supplementary Benefits added to the Policy.

All of the monthly deductions, except for the asset-based risk charge, may be allocated among the Investment Accounts and the Fixed Account as specified by the policyowner and approved by us. Absent such specification, the monthly deductions, except the asset-based risk charge, will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value. The asset-based risk charge will be allocated among the

Investment Accounts in the same proportion as the value in each Investment Account bears to the total value of all Investment Accounts.

ADMINISTRATION CHARGE


The Administration charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy. During the first five Policy Years, this monthly charge will be $40 plus a per $1000 of Face Amount Charge. For all subsequent Policy Years, the monthly administration charge will be $20 plus a per $1000 of Face Amount Charge. The per $1000 component of the administration charge applies to the initial Face Amount for the first 10 Policy Years and thereafter to the initial Face Amount less any Face Amount decreases. The per $1000 charge is based on the life insured's Age at issuance or Attained Age at the time of an increase and the death benefit option in effect as set forth in the following table.

                 -------------------------------------------------------------------------------------
                                      DEATH BENEFIT                       DEATH BENEFIT
                                      OPTIONS 1 AND 3                     OPTION 2
                 -------------------------------------------------------------------------------------
                 AGE*/                FIRST FIVE      SUBSEQUENT          FIRST FIVE      SUBSEQUENT
                 ATTAINED             POLICY          POLICY              POLICY          POLICY
                 AGE*                 YEARS           YEARS               YEARS           YEARS
                 -------------------------------------------------------------------------------------
                 25-                  0.105           0.025               0.215           0.025
                 -------------------------------------------------------------------------------------
                 35                   0.195           0.025               0.295           0.040
                 -------------------------------------------------------------------------------------
                 45                   0.290           0.060               0.440           0.090
                 -------------------------------------------------------------------------------------
                 55                   0.535           0.105               0.520           0.140
                 -------------------------------------------------------------------------------------
                 65                   0.700           0.155               0.950           0.300
                 -------------------------------------------------------------------------------------
                 75                   0.850           0.250               0.950           0.300
                 -------------------------------------------------------------------------------------
                 85+                  1.075           0.500               1.150           0.575
                 -------------------------------------------------------------------------------------
                 *THE MONTHLY CHARGE FOR NON-DECENNIAL AGES IS FOUND BY INTERPOLATING THE TWO NEAREST
                 TABULAR ENTRIES.
                 -------------------------------------------------------------------------------------


ASSET-BASED RISK CHARGE

A charge is assessed against the investment accounts monthly at an annual rate of 0.15%. This rate is guaranteed not to exceed 0.45%. this charge is to compensate the Company for the sales, administrative and other expenses it may incur. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.


COST OF INSURANCE CHARGE


The monthly cost of insurance charge is determined as the rate of the cost of insurance for a specific Policy Month, as described below, multiplied by the net amount at risk.


For Death Benefit Options 1 and 3, the net amount at risk is equal to the greater of zero or the result of (a) minus (b), where:


(a) is the death benefit as of the first day of the Policy Month, divided by 1.0024663; and
(b) is the Policy Value as of the first day of the Policy Month after the deduction of the monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.


The rates for the cost of insurance, as of the Policy Date and subsequently for each Face Amount increase, are based on the life insured's Age, sex and Risk Classification, the duration that coverage has been in force and the net amount at risk.


The Company applies unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within any class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct, Age nearest Birthday, Mortality tables.

CHARGES FOR TRANSFERS
A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.


REDUCTION IN CHARGES
The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Company reserves the right to reduce any of the Policy's charges IN certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commission or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the individual Policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. THE COMPANY may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.


SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance policies issued either by the Company or The Manufacturers Life Insurance Company (U.S.A.) to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this prospectus may exchange their Policies for certain fixed policies issued either by the Company or by The Manufacturers Life Insurance Company (U.S.A)). Policyowners considering an exchange should consult their tax advisors as to the tax consequences of an exchange.


COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to the Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE
A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS
An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT
Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers Life of America. For a detailed description of the Fixed Account, see "The General Account - Fixed Account."

LOAN ACCOUNT
Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Interest Credited Differential. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS
Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES
The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:


(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.


The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.


TRANSFERS OF POLICY VALUE
At any time, the policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a form satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

We reserve the right to impose limitations on transfers, including the maximum amount that may be transferred. We reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occurs. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.


While the Policy is in force, you may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)  within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.


TRANSFERS INVOLVING FIXED ACCOUNT
The maximum amount that you may transfer from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS
Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING
The Company offers policyowners an optional Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. The charge for a transfer made under the DCA program will not exceed $5. The Company will provide you with 90 days' written notice of any change in the current charge. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice of termination is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS
Under the optional Asset Allocation Balancer program, the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will transfer amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs The Company otherwise or has elected the DCA program. The charge for a transfer made under the Asset Allocation Balancer program will not exceed $15. The Company will provide you with 90 days' written notice of any change in the current charge.


The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While a Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value IN AN AMOUNT NOT TO EXCEED THE MAXIMUM LOANABLE AMOUNT. The Policy serves as the only security for the loan. Policy loans may have tax consequences. SEE "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

EFFECT OF POLICY LOAN
A Policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A Policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a Policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a Policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS
Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy and added to the Policy Debt.

Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease at the life insured's Attained Age 100. The Policy will go into default at any time the Policy Debt exceeds the Policy value. At least 61 days prior to termination, the Company will send you a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the Policy out of default.


LOAN ACCOUNT
When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT
Interest will be credited to amounts in the Loan Account at an effective annual rate of 4%. This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.50% thereafter. The Company may change the Loan Interest Credited Differential as of 90 days after sending you written notice of such change.


For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.


LOAN ACCOUNT ADJUSTMENTS
On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS
You may repay the Policy Debt in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. We will allocate loan repayments first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.


Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

POLICY SURRENDER AND PARTIAL WITHDRAWALS


POLICY SURRENDER
You may surrender a Policy for its Net Cash Surrender Value at any time while The life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which we receive the Policy and your written request for surrender at our Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.


PARTIAL WITHDRAWALS

YOU may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. YOU may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a partial withdrawal, see "Charges and Deductions - Surrender Charges."


Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.


REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL
If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charge. Otherwise, IF the death benefit is the Minimum Death Benefit as described under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the PRO-RATA Surrender Charge exceeds the difference between the death benefit and the Face Amount plus the Premium Death Benefit Account.

If Death Benefit Option 3 is in effect when a partial withdrawal is made, the withdrawal plus the pro-rata Surrender Charge exceeds the Premium Death Benefit account and the death benefit equals the Face Amount plus the premium death benefit account, the Face Amount of the Policy will be reduced by the amount by which the withdrawal plus the pro-rata surrender charge exceeds the Premium Death Benefit Account. If the death benefit is the Minimum Death Benefit, the Face Amount will be reduced by the amount, if any, by which such excess exceeds the difference between the death benefit and the Face Amount plus the Premium Death Benefit Account.

If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.


When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.


LAPSE AND REINSTATEMENT


LAPSE
Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If we do not receive the required payment by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE
In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.


The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.


The No-Lapse Guarantee Premium is set at issuance of the Policy and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if there is (i) a change in the Face Amount of the Policy, (ii) a change of the death benefit option , (iii) a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) any change in the Supplementary Benefits added to the Policy or the Risk Classification of the life insured.

The No-Lapse Guarantee Period is described under "Definitions."

While the No-Lapse Guarantee is in effect, the Company will determine, at the beginning of any Policy Month that a Policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If we do not receive the required payment by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST
The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your Policy would otherwise be in default, the sum of all premiums paid to date, less any Policy Debt and less any gross withdrawals taken on or before the date of the test, is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD
If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.


REINSTATEMENT

A policyowner may, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Company, is provided to the Company; and

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium, must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date we receive the required payment at our Service Office. In addition, any Surrender Charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.


THE GENERAL ACCOUNT

The general account of Manufacturers Life of America consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers Life of America has sole discretion over the investment of the assets of the general account.


By virtue of exclusionary provisions, interests in the general account of Manufacturers Life of America have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT
A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. The Company will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.


POLICY VALUE IN THE FIXED ACCOUNT
The Policy Value in the Fixed Account is equal to:

(a)  the portion of the net premiums allocated to it; plus
(b)  any amounts transferred to it; plus
(c)  interest credited to it; less
(d)  any charges deducted from it; less
(e)  any partial withdrawals from it; less
(f)  any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, we guarantee that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. Consequently, if you pay the planned premiums, allocate all net premiums only to the general account and make no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.


OTHER PROVISIONS OF THE POLICY


CASH VALUE ENHANCEMENT RIDERS
The Policy may be issued with one of two optional Cash Value Enhancement Riders:
(1) the Cash Value Enhancement Rider or (2) the Cash Value Enhancement Plus Rider. The decision to add either one of these two riders to a Policy must be made at issuance of the Policy and, once made, is irrevocable. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. The enhancement is provided by deducting a Surrender Charge that is less that the Surrender Charge that would otherwise have applied. Under the Cash Value Enhancement Plus Rider, there will be no Surrender Charge.

Under each of the riders, the enhancement in Cash Surrender Value is equal to the Surrender Charge multiplied by the applicable Cash Value Enhancement Factor. The applicable Cash Value Enhancement Factors under the two riders during the 10 years of the Surrender Charge Period are set forth below:

                         CASH VALUE ENHANCEMENT FACTORS
          (APPLICABLE TO INITIAL FACE AMOUNT AND SUBSEQUENT INCREASES)

                                CASH VALUE ENHANCEMENT      CASH VALUE ENHANCEMENT PLUS
          POLICY YEAR                    RIDER                         RIDER
             1 - 2                        80%                           100%
               3                          60%                           100%
               4                          40%                           100%
               5                          20%                           100%
             6 - 10                        0%                           100%

Adding either of the Cash Value Enhancement riders to a Policy will alter certain of the charges under the Policy, As illustrated in the following table. There will be no change in the monthly administration and cost of insurance charges under the Policy.

                  COMPARATIVE MONTHLY CHARGES WITH ADDITION OF
                          CASH VALUE ENHANCEMENT RIDERS

-------------------------------------------------------------------------------------------------------------
           CHARGES
-------------------------------------------------------------------------------------------------------------
                                                    THE POLICY
-------------------------------------------------------------------------------------------------------------
 PREMIUM CHARGE                    7.5%  FOR FIRST 10 POLICY YEARS AND  5.0% THEREAFTER
-------------------------------------------------------------------------------------------------------------
 ASSET-BASED RISK CHARGE           0.15% PER POLICY YEAR (GUARANTEED NOT TO EXCEED 0.45%)
-------------------------------------------------------------------------------------------------------------

                                       THE POLICY WITH CASH VALUE ENHANCEMENT RIDER
-------------------------------------------------------------------------------------------------------------
 PREMIUM CHARGE                    8.5%  FOR FIRST 10 POLICY YEARS AND  5.5% THEREAFTER
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
 ASSET-BASED RISK CHARGE           0.15%  PER POLICY YEAR (GUARANTEED NOT TO EXCEED 0.45%)
-------------------------------------------------------------------------------------------------------------

                                    THE POLICY WITH CASH VALUE ENHANCEMENT PLUS RIDER
-------------------------------------------------------------------------------------------------------------
 PREMIUM CHARGE                    3.25%  FOR FIRST 10 POLICY YEARS AND 2.25% THEREAFTER
-------------------------------------------------------------------------------------------------------------
 ASSET-BASED                       RISK CHARGE 1.00% PER POLICY YEAR FOR THE FIRST 15 POLICY YEARS
                                   (GUARANTEED NOT TO EXCEED 1.30%) AND 0.25% THEREAFTER (GUARANTEED NOT TO
                                   EXCEED 0.55%)
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------


POLICYOWNER RIGHTS
Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

-    Vary the premiums paid under the Policy.
-    Change the death benefit option.
-    Change the premium allocation for future premiums.
-    Transfer amounts between sub-accounts.
-    Take loans and/or partial withdrawals.
-    Surrender the contract.
-    Transfer ownership to a new owner.
- Name a contingent owner that will automatically become owner if the policyowner dies before the insured.
-    Change or revoke a contingent owner.
-    Change or revoke a beneficiary.


ASSIGNMENT OF RIGHTS
Manufacturers Life of America will not be bound by an assignment until it receives a copy of the assignment at its Service Office. We assume no responsibility for the validity or effects of any assignment.

BENEFICIARY
One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries in the same class will share equally in the insurance benefit payable to them. Beneficiaries may be revocable or irrevocable. Unless an irrevocable designation has been elected, you may change the beneficiary during the life insured's lifetime by giving written notice to the Company in a form satisfactory to us. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

VALIDITY
The Company will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. We will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX
If the stated age or sex, or both, of the life insured in the Policy are incorrect, WE will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION
If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.


If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the Monthly Deductions taken for the increase.


The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.


SUPPLEMENTARY BENEFITS
Subject to certain requirements, one or more Supplementary Benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deductions.


TAX TREATMENT OF THE POLICY


The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the IRS. Manufacturers Life of America does not make any guarantee regarding the tax status of any policy or any transaction regarding the policy.


The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION
There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.

- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
- The Policy must be a valid life insurance contract under applicable state law.
- The policyowner must not possess "incidents of ownership" in the assets of the Separate Account.


These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE
Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium and the Cash Value Corridor Tests. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION
Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW
A policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL
In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policy has many more portfolios to which Policyowners may allocate premium payments and Policy Values than were available in the policies described in the ruling. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS
The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT
The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.


In general, at the insured's death, an estate tax is imposed on assets that are treated as part of the insured's estate. Death benefits are included in the insured's estate if the estate is the beneficiary under the policy, if the insured owned the policy at death, or if the insured had retained certain incidents of ownership in the policy. In addition, if within three years of the insured's death, the insured made a gift of the policy or relinquished those incidents of ownership which would have otherwise caused the policy to be treated as part of the insured's estate, the death benefit will be included in the insured's estate.


CASH VALUES
Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY Investment in the Policy means:


- the aggregate amount of any premiums or other consideration paid for a Policy; minus
- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus
- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.


The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE
Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total Investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse or surrender, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS
The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S
A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. In general, loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. (But see the discussion of the tax treatment of loans made after year ten in the section "Interest on Policy Loans After Year 10").

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S
Policies classified as MEC's will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.
- Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.
- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:
-    is made on or after the policyowner attains age 591/2;
-    is attributable to the policyowner becoming disabled; or
- is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

     These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts
Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts" or "MECs," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes
A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount
If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges
A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums
If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary. The interest credited will be taxable to the owner in the year earned.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.


If, in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status will be credited to the account as of the original date received.


Multiple Policies
All MEC's that are issued by a company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.


POLICY LOAN INTEREST
Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20%

(or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.


INTEREST ON POLICY LOANS AFTER YEAR 10
Interest will be credited to amounts in the Loan Account at an effective annual rate of 4%. The rate is guaranteed not to be less than 4.00% during the first ten policy years and 3.50% thereafter. The actual rate credited is equal to the rate of interest charged on the policy loan, less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.50% thereafter. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of no differential between the credited interest rate and the loan interest rate, the Company retains the right to decrease the crediting rate under the loan to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.


POLICY EXCHANGES
A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.


OTHER TRANSACTIONS
A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax advisor. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the death benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the death benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.


Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX
Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the death benefit proceeds.


 INCOME TAX REPORTING
In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-    the value each year of the life insurance protection provided;
-    an amount equal to any employer-paid premiums; or
- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax advisor to determine the tax consequences of these arrangements.

OTHER INFORMATION


PAYMENT OF PROCEEDS
As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which
(i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.


REPORTS TO POLICYOWNERS
Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the policyowner a statement showing, among other things:

-    the amount of death benefit;
- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-    the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report; and
-    any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.


DISTRIBUTION OF THE POLICIES
ManEquity, Inc. ("ManEquity"), an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with

Manufacturers Life of America. ManEquity is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. ManEquity is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 and was organized under the laws of Colorado on May 4, 1970. The directors of ManEquity are: Joseph Scott, Robert Cook and Gary Buchanan. Its officers are: (i) Gary Buchanan - President, (ii) Thomas Reive - Treasurer, (iii) Brian Buckley - Secretary and General Counsel. The Policies will be sold by registered representatives of either ManEquity or other broker-dealers having distribution agreements with ManEquity who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.

The commissions payable to a registered representative on sales of the Policy will not exceed: (a) 115% of premiums paid in the first year of the Policy plus
(b) 2% of all premiums paid in years after the first year plus (c) 1.00% of the Net Policy Value per year. Commission relating to a particular premium payment are generally paid in the year that the premium payment is made. However, these commissions may also, under certain circumstances, be paid over a period of time. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MANUFACTURERS LIFE
The Manufacturers Life Insurance Company ("Manufacturers Life") and The Manufacturers Life Insurance Company (USA) ("Manufacturers USA") have entered into an agreement with ManEquity pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity with respect to the Policies and such other policies. ManEquity will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.


Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.

Finally, Manufacturers Life of America may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

VOTING RIGHTS
As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manufacturers Life of America may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.


SUBSTITUTION OF PORTFOLIO SHARES
Although we believe it to be unlikely, it is possible that in the judgment of the management of Manufacturers Life of America, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.


Manufacturers Life of America also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or
(vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS
The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the

Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS
Manufacturers Life of America is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION
No litigation is pending that would have a material effect upon the Separate Account or the Trust.


INDEPENDENT AUDITORS
The consolidated financial statements of The Manufacturers Life Insurance Company of America at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 and the financial statements of Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 1999, and for each of the two years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.



FURTHER INFORMATION
A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.


For further information you may also contact Manufacturers Life of America's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS


                                    POSITION WITH
                                    MANUFACTURERS LIFE
NAME                                OF AMERICA                       PRINCIPAL OCCUPATION

Sandra M. Cotter (38)*              Director                         Attorney, Dykema Gossett, PLLC, 1989 to
                                    (since December 1992)            present.

                                    POSITION WITH
                                    MANUFACTURERS LIFE
NAME                                OF AMERICA                       PRINCIPAL OCCUPATION

James D. Gallagher (46)**           Director (since May 1996),       President, The Manufacturers Life Insurance
                                    Secretary and General Counsel    Company of New York, August 1999 to Present,
                                                                     Vice President, Secretary and General Counsel,
                                                                     The Manufacturers Life Insurance Company (USA),
                                                                     January 1997 to present; Secretary and General
                                                                     Counsel, Manufacturers Adviser Corporation,
                                                                     January 1997 to present; Vice President, Legal
                                                                     Services - U.S. Operations, The Manufacturers
                                                                     Life Insurance Company, January 1996 to
                                                                     present; Vice President, Secretary and General
                                                                     Counsel, The Manufacturers Life Insurance
                                                                     Company of North America, 1994 to present.

Donald A. Guloien (43)***           Director (since August 1990)     Executive Vice President, Business Development,
                                    and President                    The Manufacturers Life Insurance Company,
                                                                     January 1999 to present, Senior Vice President,
                                                                     Business Development, The Manufacturers Life
                                                                     Insurance Company, 1994 to December 1998.

James O'Malley (55)***              Director (since November 1998)   Senior Vice President, U.S. Pensions, The
                                                                     Manufacturers Life Insurance Company, January
                                                                     1999 to present; Vice President, Systems New
                                                                     Business Pensions, The Manufacturers Life
                                                                     Insurance Company, 1984 to December 1998.

Joseph J. Pietroski (62)***         Director (since July 1992)       Senior Vice President and Corporate Secretary,
                                                                     The Manufacturers Life Insurance Company, 1999
                                                                     to present. Senior Vice President, General
                                                                     Counsel and Corporate Secretary, The
                                                                     Manufacturers Life Insurance Company, 1988 to
                                                                     1999.

John D. Richardson (63)***          Director (since January 1995)    Senior Executive Vice President, The
                                    and Chairman                     Manufacturers Life Insurance Company; January
                                                                     1999 to present; Executive Vice President, U.S.
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, November 1997 to December 1998; Senior
                                                                     Vice President and General Manager, U.S.
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, January 1995 to October 1997.

                                    POSITION WITH
                                    MANUFACTURERS LIFE
NAME                                OF AMERICA                       PRINCIPAL OCCUPATION

Victor Apps (53)***                 Vice President, Asia             Executive Vice President, Asia Operations, The
                                                                     Manufacturers Life Insurance Company, November
                                                                     1997 to present; Senior Vice President and
                                                                     General  Manager, Greater China Division, The
                                                                     Manufacturers Life Insurance Company, 1995 to
                                                                     1997; Vice President and General Manager,
                                                                     Greater China Division, The Manufacturers Life
                                                                     Insurance Company, 1993 to 1995

Felix Chee (54)***                  Vice President, Investments      Executive Vice President & Chief Investment
                                                                     Officer, The Manufacturers Life Insurance
                                                                     Company; November 1997 to present; Chief
                                                                     Investment Officer, The Manufacturers Life
                                                                     Insurance Company, June 1997 to present, Senior
                                                                     Vice President and Treasurer, The Manufacturers
                                                                     Life Insurance Company, August 1994 to May 1997.

Robert A. Cook (46)**               Vice President, Marketing        Senior Vice President, U.S. Individual
                                                                     Insurance, The Manufacturers Life Insurance
                                                                     Company, January 1999 to present; Vice
                                                                     President, Product Management, The
                                                                     Manufacturers Life Insurance Company, January
                                                                     1996 to December 1998; Sales and Marketing
                                                                     Director, The Manufacturers Life Insurance
                                                                     Company, 1994 to 1995.

Douglas H. Myers (46)***            Vice President, Finance And      President, ManEquity, Inc., April 1994 to
                                    Compliance, Controller           present; Assistant Vice President and
                                                                     Controller, U.S. Operations, The Manufacturers
                                                                     Life Insurance Company, 1988 to present.

John Ostler (47)***                 Vice President and Chief Vice    President and Chief Financial Officer,
                                    Financial Officer                U.S. Operations, The Manufacturers Life
                                                                     Insurance Company, October 1, 2000 to present;
                                                                     Vice President and Corporate Actuary, The
                                                                     Manufacturers Life Insurance Company, March
                                                                     1998 to September 2000; Vice President & CFO
                                                                     U.S. Individual Insurance, The Manufacturers
                                                                     Life Insurance Company, 1992 to March 1998;
                                                                     Vice President, U.S. Insurance Products, The
                                                                     Manufacturers Life Insurance Company, 1990 -
                                                                     1992; Assistant Vice President & Pricing
                                                                     Actuary, U.S. Insurance, The Manufacturers Life
                                                                     Insurance Company, 1988-1990.

                                    POSITION WITH
                                    MANUFACTURERS LIFE
NAME                                OF AMERICA                       PRINCIPAL OCCUPATION

Denis Turner (44)***                Vice President and Treasurer     Vice President and Treasurer, The Manufacturers
                                                                     Life Insurance Company of America, May 1999 to
                                                                     present; Vice President & Chief Accountant, U.S.
                                                                     Division, The Manufacturers Life Insurance
                                                                     Company, May 1999 to present; Assistant Vice
                                                                     President, Financial Operations, Reinsurance
                                                                     Division, The Manufacturers Life Insurance
                                                                     Company, February 1998 to April 1999; Assistant
                                                                     Vice President & Controller, Reinsurance
                                                                     Division, The Manufacturers Life Insurance
                                                                     Company, November 1995, to January 1998,
                                                                     Assistant Vice President, Corporate
                                                                     Controllers, The Manufacturers Life Insurance
                                                                     Company, January 1989 to October 1995.

*Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.


**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

***Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.






     OPTIONAL TERM RIDER
     The Policy may be issued with an optional term insurance rider (the "Term Rider"). The benefit of the term rider is that the cost of insurance will always be less than or equal to the cost of insurance on the Policy. However, unlike the death benefit under the Policy, the death benefit under the Term Rider is not protected by the no lapse guarantee after the second Policy Year and terminates at age 100.


     ILLUSTRATIONS

     The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

     FINANCIAL STATEMENTS

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses (excluding those of the Equity Index Trust), which is approximately 0.945% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.941%, 5.0003% and 10.947%. The illustrations reflect the current expense reimbursements in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 0.950% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.946%, 4.998% and 10.941%. The expense reimbursements for the Lifestyle Trusts and the Index Trusts are expected to remain in effect during the fiscal year ended December 31, 2000. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.


There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker (assuming no optional riders are elected):


- one based on current cost of insurance charges assessed by the Company and reflecting a 20 year no lapse guarantee

- one based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables and reflecting a 20 year no lapse guarantee.


In addition there is one table shown for death benefit option 3 issued to a male non-smoker (assuming the Cash Value Enhancement Rider is elected) and one table shown for death benefit option 1 issued to a male non-smoker (assuming the Cash Value Enhancement Plus Rider is elected).


Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.


The Policies have been offered to the public only since approximately _____, 2000. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $250,000 Face Amount Death Benefit Option 1
                          $3,830 Annual Planned Premium
                            ASSUMING CURRENT CHARGES


                              0% Hypothetical                 6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                          ---------------------------    ----------------------------     --------------------------------
End Of      Accumulated  Policy    Cash        Death     Policy      Cash      Death       Policy       Cash        Death
Policy      Premiums(2)   Value  Surrender    Benefit     Value    Surrender  Benefit      Value      Surrender    Benefit
Year(1)                           Value(3)                          Value(3)                           Value(3)

        1       4,022     2,389         0      250,000      2,563         0    250,000        2,738           0     250,000
        2       8,245     4,741     1,947      250,000      5,240     2,446    250,000        5,761       2,967     250,000
        3      12,679     7,050     4,601      250,000      8,028     5,580    250,000        9,090       6,642     250,000
        4      17,334     9,322     7,219      250,000     10,940     8,837    250,000       12,767      10,664     250,000
        5      22,223    11,560     9,803      250,000     13,983    12,225    250,000       16,831      15,074     250,000
        6      27,356    14,502    13,091      250,000     17,927    16,515    250,000       22,111      20,699     250,000
        7      32,745    17,394    16,329      250,000     22,043    20,978    250,000       27,941      26,876     250,000
        8      38,404    20,236    19,516      250,000     26,341    25,621    250,000       34,384      33,664     250,000
        9      44,346    23,030    22,656      250,000     30,833    30,458    250,000       41,508      41,134     250,000
       10      50,585    25,773    25,744      250,000     35,522    35,493    250,000       49,384      49,355     250,000
       15      86,783    39,065    39,065      250,000     62,746    62,746    250,000      103,833     103,833     250,000
       20     132,983    50,598    50,598      250,000     96,385    96,385    250,000      194,336     194,336     305,107
       25     191,946    60,016    60,016      250,000    138,248   138,248    250,000      344,220     344,220     461,255
       30     267,200    66,638    66,638      250,000    191,134   191,134    250,000      592,006     592,006     722,248
       35     363,245    68,899    68,899      250,000    258,609   258,609    299,986    1,000,255   1,000,255   1,160,296
       40     485,825    63,512    63,512      250,000    343,283   343,283    367,313    1,673,994   1,673,994   1,791,173
       45     642,273    43,238    43,238      250,000    450,263   450,263    472,776    2,791,543   2,791,543   2,931,121
       50     841,944      0(4)      0(4)   250,000(4)    581,129   581,129    610,186    4,611,948   4,611,948   4,842,546
       55   1,096,780      0(4)      0(4)   250,000(4)    737,637   737,637    774,519    7,534,071   7,534,071   7,910,774
       60   1,422,022      0(4)      0(4)   250,000(4)    934,223   934,223    943,565   12,332,861  12,332,861  12,456,189
       65   1,837,124      0(4)      0(4)   250,000(4)  1,202,835 1,202,835  1,202,835   20,599,937  20,599,937  20,599,937

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $250,000 Face Amount Death Benefit Option 1
                          $3,830 Annual Planned Premium
                            ASSUMING MAXIMUM CHARGES



                               0% Hypothetical                6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                         -----------------------------    ----------------------------      -------------------------------
End Of     Accumulated   Policy    Cash       Death       Policy     Cash       Death       Policy        Cash       Death
Policy     Premiums(2)    Value  Surrender   Benefit      Value    Surrender   Benefit      Value     Surrender     Benefit
Year(1)                          Value(3)                          Value(3)                           Value(3)

        1       4,022     2,116         0      250,000      2,282         0    250,000        2,449           0     250,000
        2       8,245     4,094     1,300      250,000      4,555     1,761    250,000        5,038       2,244     250,000
        3      12,679     6,021     3,572      250,000      6,908     4,459    250,000        7,874       5,425     250,000
        4      17,334     7,896     5,793      250,000      9,342     7,239    250,000       10,982       8,879     250,000
        5      22,223     9,716     7,959      250,000     11,857    10,100    250,000       14,386      12,629     250,000
        6      27,356    12,224    10,813      250,000     15,226    13,815    250,000       18,911      17,499     250,000
        7      32,745    14,662    13,596      250,000     18,713    17,647    250,000       23,877      22,811     250,000
        8      38,404    17,030    16,310      250,000     22,325    21,605    250,000       29,333      28,613     250,000
        9      44,346    19,324    18,949      250,000     26,062    25,688    250,000       35,328      34,953     250,000
       10      50,585    21,544    21,516      250,000     29,933    29,904    250,000       41,921      41,892     250,000
       15      86,783    31,861    31,861      250,000     51,916    51,916    250,000       86,967      86,967     250,000
       20     132,983    39,580    39,580      250,000     77,822    77,822    250,000      160,814     160,814     252,477
       25     191,946    43,319    43,319      250,000    107,948   107,948    250,000      281,570     281,570     377,304
       30     267,200    40,812    40,812      250,000    143,180   143,180    250,000      476,046     476,046     580,777
       35     363,245    27,082    27,082      250,000    185,654   185,654    250,000      786,867     786,867     912,766
       40     485,825      0(4)      0(4)   250,000(4)    242,245   242,245    259,202    1,286,416   1,286,416   1,376,466
       45     642,273      0(4)      0(4)   250,000(4)    315,780   315,780    331,569    2,099,134   2,099,134   2,204,091
       50     841,944      0(4)      0(4)   250,000(4)    401,770   401,770    421,858    3,375,771   3,375,771   3,544,559
       55   1,096,780      0(4)      0(4)   250,000(4)    498,250   498,250    523,163    5,330,462   5,330,462   5,596,985
       60   1,422,022      0(4)      0(4)   250,000(4)    618,321   618,321    624,504    8,470,343   8,470,343   8,555,047
       65   1,837,124      0(4)      0(4)   250,000(4)    790,761   790,761    790,761   13,944,762  13,944,762  13,944,762

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $250,000 Face Amount Death Benefit Option 2
                         $11,889 Annual Planned Premium
                            ASSUMING CURRENT CHARGES



                              0% Hypothetical                 6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                         -----------------------------    ----------------------------      ------------------------------
End Of      Accumulated  Policy    Cash         Death     Policy     Cash      Death        Policy     Cash         Death
Policy      Premiums(2)   Value  Surrender     Benefit     Value   Surrender   Benefit      Value    Surrender     Benefit
Year(1)                          Value(3)                          Value(3)                          Value(3)

        1      12,484     9,463     6,295      259,463     10,071     6,902    260,071       10,679       7,510     260,679
        2      25,592    18,813    16,147      268,813     20,618    17,952    270,618       22,497      19,831     272,497
        3      39,355    28,040    25,704      278,040     31,655    29,319    281,655       35,567      33,231     285,567
        4      53,807    37,155    35,149      287,155     43,215    41,209    293,215       50,034      48,028     300,034
        5      68,981    46,159    44,483      296,159     55,324    53,647    305,324       66,049      64,373     316,049
        6      84,913    56,046    54,700      306,046     69,032    67,685    319,032       84,834      83,487     334,834
        7     101,643    65,804    64,787      315,804     83,381    82,364    333,381      105,620     104,603     355,620
        8     119,209    75,432    74,745      325,432     98,402    97,715    348,402      128,623     127,936     378,623
        9     137,653    84,936    84,579      334,936    114,131   113,773    364,131      154,085     153,727     404,085
       10     157,019    94,310    94,282      344,310    130,594   130,566    380,594      182,263     182,236     432,263
       15     269,382   140,548   140,548      390,548    226,774   226,774    476,774      376,879     376,879     719,839
       20     412,788   182,927   182,927      432,927    347,024   347,024    597,024      698,189     698,189   1,096,157
       25     595,814   220,932   220,932      470,932    496,932   496,932    746,932    1,229,570   1,229,570   1,647,624
       30     829,407   253,573   253,573      503,573    683,028   683,028    933,028    2,108,036   2,108,036   2,571,804
       35   1,127,537   278,694   278,694      528,694    912,165   912,165  1,162,165    3,555,369   3,555,369   4,124,228
       40   1,508,036   292,228   292,228      542,228  1,190,716 1,190,716  1,440,716    5,943,919   5,943,919   6,359,993
       45   1,993,659   287,136   287,136      537,136  1,523,075 1,523,075  1,773,075    9,905,898   9,905,898  10,401,192
       50   2,613,451   252,839   252,839      502,839  1,910,243 1,910,243  2,160,243   16,359,600  16,359,600  17,177,580
       55   3,404,480   174,976   174,976      424,976  2,348,527 2,348,527  2,598,527   26,719,014  26,719,014  28,054,964
       60   4,414,056    40,770    40,770      290,770  2,833,701 2,833,701  3,083,701   43,731,548  43,731,548  44,168,863
       65   5,702,559      0(4)      0(4)   250,000(4)  3,370,638 3,370,638  3,620,638   72,714,172  72,714,172  72,964,172

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $250,000 Face Amount Death Benefit Option 2
                         $11,889 Annual Planned Premium
                            ASSUMING MAXIMUM CHARGES


                               0% Hypothetical                 6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                         ----------------------------    ----------------------------      -------------------------------
End Of      Accumulated  Policy    Cash        Death     Policy      Cash     Death        Policy        Cash       Death
Policy      Premiums(2)   Value  Surrender    Benefit     Value   Surrender   Benefit      Value      Surrender    Benefit
Year(1)                           Value(3)                         Value(3)                            Value(3)
        1      12,484     9,166     5,998      259,166      9,764     6,595    259,764       10,362       7,194     260,362
        2      25,592    18,091    15,425      268,091     19,851    17,185    269,851       21,684      19,018     271,684
        3      39,355    26,865    24,529      276,865     30,368    28,031    280,368       34,160      31,823     284,160
        4      53,807    35,488    33,482      285,488     41,330    39,324    291,330       47,907      45,901     297,907
        5      68,981    43,956    42,280      293,956     52,753    51,077    302,753       63,054      61,378     313,054
        6      84,913    53,268    51,922      303,268     65,686    64,339    315,686       80,806      79,460     330,806
        7     101,643    62,407    61,390      312,407     79,158    78,141    329,158      100,366      99,349     350,366
        8     119,209    71,374    70,687      321,374     93,195    92,508    343,195      121,921     121,234     371,921
        9     137,653    80,165    79,808      330,165    107,815   107,458    357,815      145,673     145,316     395,673
       10     157,019    88,782    88,755      338,782    123,043   123,016    373,043      171,852     171,825     421,852
       15     269,382   130,521   130,521      380,521    210,756   210,756    460,756      350,241     350,241     668,960
       20     412,788   167,003   167,003      417,003    317,424   317,424    567,424      637,420     637,420   1,000,749
       25     595,814   196,633   196,633      446,633    445,510   445,510    695,510    1,100,785   1,100,785   1,475,052
       30     829,407   216,946   216,946      466,946    596,977   596,977    846,977    1,847,005   1,847,005   2,253,346
       35   1,127,537   223,301   223,301      473,301    771,548   771,548  1,021,548    3,039,571   3,039,571   3,525,903
       40   1,508,036   208,404   208,404      458,404    965,551   965,551  1,215,551    4,956,253   4,956,253   5,303,191
       45   1,993,659   159,942   159,942      409,942  1,167,879 1,167,879  1,417,879    8,074,642   8,074,642   8,478,374
       50   2,613,451    64,299    64,299      314,299  1,362,423 1,362,423  1,612,423   12,972,837  12,972,837  13,621,479
       55   3,404,480      0(4)      0(4)   250,000(4)  1,517,136 1,517,136  1,767,136   20,472,205  20,472,205  21,495,815
       60   4,414,056      0(4)      0(4)   250,000(4)  1,601,374 1,601,374  1,851,374   32,518,812  32,518,812  32,844,000
       65   5,702,559      0(4)      0(4)   250,000(4)  1,282,876 1,282,876  1,532,876   52,648,313  52,648,313  52,898,313

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $250,000 Face Amount Death Benefit Option 3
                    $9,266 Annual Planned Premium for 7 Years
                            ASSUMING CURRENT CHARGES


                              0% Hypothetical                  6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                         -----------------------------    ----------------------------    -------------------------------
End Of      Accumulated  Policy    Cash         Death     Policy     Cash      Death      Policy        Cash       Death
Policy      Premiums(2)  Value   Surrender     Benefit     Value   Surrender   Benefit     Value      Surrender   Benefit
Year(1)                           Value(3)                          Value(3)                           Value(3)

        1       9,729     7,270     6,646      259,266      7,737     7,114    259,266        8,205       7,582     259,266
        2      19,945    14,448    13,918      268,532     15,837    15,306    268,532       17,282      16,751     268,532
        3      30,672    21,528    20,598      277,798     24,308    23,378    277,798       27,317      26,387     277,798
        4      41,934    28,517    27,319      287,064     33,177    31,979    287,064       38,421      37,223     287,064
        5      53,761    35,417    34,082      296,330     42,463    41,129    296,330       50,711      49,376     296,330
        6      66,178    42,968    41,628      305,596     52,951    51,610    305,596       65,102      63,762     305,596
        7      79,216    50,412    49,400      314,862     63,924    62,912    314,862       81,026      80,014     314,862
        8      83,177    49,365    48,681      314,862     66,519    65,835    314,862       89,257      88,573     314,862
        9      87,336    48,307    47,952      314,862     69,220    68,865    314,862       98,363      98,007     315,738
       10      91,702    47,232    47,204      314,862     72,028    72,001    314,862      108,425     108,397     336,856
       15     117,038    41,406    41,406      314,862     87,710    87,710    314,862      176,618     176,618     467,490
       20     149,374    34,299    34,299      314,862    106,311   106,311    314,862      287,418     287,418     652,244
       25     190,643    25,057    25,057      314,862    128,227   128,227    314,862      466,481     466,481     916,586
       30     243,314    12,118    12,118      314,862    153,904   153,904    314,862      754,133     754,133   1,298,451
       35     310,537      0(4)      0(4)         0(4)    183,649   183,649    314,862    1,211,726   1,211,726   1,856,318
       40     396,333                                     218,099   218,099    314,862    1,930,426   1,930,426   2,676,059
       45     505,832                                     258,848   258,848    331,233    3,041,428   3,041,428   3,891,934
       50     645,584                                     304,313   304,313    365,241    4,733,427   4,733,427   5,681,137
       55     823,947                                     353,777   353,777    404,711    7,279,800   7,279,800   8,327,872
       60   1,051,589                                     410,187   410,187    446,455   11,159,881  11,159,881  12,146,612
       65   1,342,124                                     493,131   493,131    494,745   17,729,184  17,729,184  17,787,225

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $250,000 Face Amount Death Benefit Option 3
                    $9,266 Annual Planned Premium for 7 Years
                            ASSUMING MAXIMUM CHARGES


                               0% Hypothetical                 6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                         -----------------------------     ---------------------------      -----------------------------
End Of     Accumulated   Policy    Cash         Death      Policy    Cash      Death        Policy      Cash       Death
Policy     Premiums(2)   Value   Surrender     Benefit     Value   Surrender   Benefit      Value     Surrender   Benefit
Year(1)                           Value(3)                          Value(3)                           Value(3)

        1       9,729     6,978     6,354      259,266      7,436     6,813    259,266        7,895       7,272     259,266
        2      19,945    13,739    13,209      268,532     15,086    14,555    268,532       16,489      15,958     268,532
        3      30,672    20,375    19,445      277,798     23,052    22,122    277,798       25,952      25,021     277,798
        4      41,934    26,883    25,685      287,064     31,345    30,147    287,064       36,372      35,174     287,064
        5      53,761    33,259    31,924      296,330     39,976    38,641    296,330       47,848      46,513     296,330
        6      66,178    40,247    38,906      305,596     49,727    48,387    305,596       61,283      59,943     305,596
        7      79,216    47,085    46,072      314,862     59,874    58,862    314,862       76,088      75,076     314,862
        8      83,177    45,415    44,731      314,862     61,576    60,892    314,862       83,048      82,364     314,862
        9      87,336    43,708    43,352      314,862     63,306    62,950    314,862       90,704      90,349     314,862
       10      91,702    41,962    41,935      314,862     65,065    65,038    314,862       99,137      99,109     314,862
       15     117,038    32,378    32,378      314,862     74,119    74,119    314,862      155,145     155,145     410,652
       20     149,374    20,411    20,411      314,862     82,970    82,970    314,862      242,387     242,387     550,053
       25     190,643     3,507     3,507      314,862     89,671    89,671    314,862      376,037     376,037     738,873
       30     243,314      0(4)      0(4)         0(4)     90,731    90,731    314,862      577,448     577,448     994,239
       35     310,537                                      78,331    78,331    314,862      874,225     874,225   1,339,279
       40     396,333                                      34,548    34,548    314,862    1,302,144   1,302,144   1,805,101
       45     505,832                                        0(4)      0(4)       0(4)    1,902,006   1,902,006   2,433,883
       50     645,584                                                                     2,734,864   2,734,864   3,282,428
       55     823,947                                                                     3,870,505   3,870,505   4,427,741
       60   1,051,589                                                                     5,488,869   5,488,869   5,974,182
       65   1,342,124                                                                     8,023,130   8,023,130   8,049,395

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $508,303 Face Amount Death Benefit Option 1
                         $100,000 Planned Single Premium
                            ASSUMING CURRENT CHARGES


                              0% Hypothetical                   6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                         -----------------------------    ---------------------------      -----------------------------
End Of     Accumulated   Policy    Cash         Death     Policy     Cash      Death       Policy      Cash       Death
Policy     Premiums(2)   Value   Surrender     Benefit    Value   Surrender   Benefit      Value     Surrender   Benefit
Year(1)                           Value(3)                         Value(3)                           Value(3)

        1     105,000    93,138    93,138      508,303     98,776    98,776    508,303      104,415     104,415     508,303
        2     110,250    89,577    89,577      508,303    100,864   100,864    508,303      112,817     112,817     508,303
        3     115,763    86,050    86,050      508,303    103,002   103,002    508,303      122,016     122,016     508,303
        4     121,551    82,569    82,569      508,303    105,205   105,205    508,303      132,104     132,104     508,303
        5     127,628    79,134    79,134      508,303    107,478   107,478    508,303      143,172     143,172     508,303
        6     134,010    76,998    76,998      508,303    111,117   111,117    508,303      156,652     156,652     508,303
        7     140,710    74,864    74,864      508,303    114,867   114,867    508,303      171,435     171,435     508,303
        8     147,746    72,730    72,730      508,303    118,730   118,730    508,303      187,651     187,651     508,303
        9     155,133    70,602    70,602      508,303    122,718   122,718    508,303      205,449     205,449     508,303
       10     162,889    68,466    68,466      508,303    126,825   126,825    508,303      224,982     224,982     508,303
       15     207,893    57,376    57,376      508,303    149,093   149,093    508,303      354,776     354,776     677,622
       20     265,330    46,607    46,607      508,303    180,970   180,970    508,303      581,345     581,345     912,712
       25     338,635    32,351    32,351      508,303    218,630   218,630    508,303      954,161     954,161   1,278,576
       30     432,194    12,083    12,083      508,303    263,000   263,000    508,303    1,567,400   1,567,400   1,912,228
       35     551,602      0(4)      0(4)         0(4)    315,019   315,019    508,303    2,572,535   2,572,535   2,984,141
       40     703,999                                     376,720   376,720    508,303    4,222,992   4,222,992   4,518,601
       45     898,501                                     454,692   454,692    508,303    6,947,347   6,947,347   7,294,714
       50   1,146,740                                     561,186   561,186    589,245   11,361,805  11,361,805  11,929,895
       55   1,463,563                                     688,397   688,397    722,817   18,410,224  18,410,224  19,330,735
       60   1,867,919                                     847,649   847,649    856,125   29,928,540  29,928,540  30,227,825
       65   2,383,990                                   1,066,346 1,066,346  1,066,346   49,683,220  49,683,220  49,683,220

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     Male Non-Smoker Issue Age 35 (Standard)
                   $508,303 Face Amount Death Benefit Option 1
                         $100,000 Planned Single Premium
                            ASSUMING MAXIMUM CHARGES


                              0% Hypothetical                  6% Hypothetical                   12% Hypothetical
                          Gross Investment Return          Gross Investment Return           Gross Investment Return
                         -----------------------------    ----------------------------     ------------------------------
End Of     Accumulated   Policy    Cash         Death     Policy     Cash       Death      Policy       Cash       Death
Policy      Premiums(2)   Value  Surrender     Benefit     Value   Surrender   Benefit     Value      Surrender   Benefit
Year(1)                           Value(3)                          Value(3)                           Value(3)

        1     105,000    92,417    92,417      508,303     98,027    98,027    508,303      103,640     103,640     508,303
        2     110,250    87,983    87,983      508,303     99,159    99,159    508,303      110,997     110,997     508,303
        3     115,763    83,595    83,595      508,303    100,288   100,288    508,303      119,024     119,024     508,303
        4     121,551    79,246    79,246      508,303    101,411   101,411    508,303      127,782     127,782     508,303
        5     127,628    74,925    74,925      508,303    102,519   102,519    508,303      137,337     137,337     508,303
        6     134,010    71,891    71,891      508,303    104,913   104,913    508,303      149,111     149,111     508,303
        7     140,710    68,839    68,839      508,303    107,327   107,327    508,303      161,967     161,967     508,303
        8     147,746    65,770    65,770      508,303    109,761   109,761    508,303      176,017     176,017     508,303
        9     155,133    62,668    62,668      508,303    112,205   112,205    508,303      191,372     191,372     508,303
       10     162,889    59,534    59,534      508,303    114,661   114,661    508,303      208,169     208,169     508,303
       15     207,893    42,897    42,897      508,303    126,755   126,755    508,303      318,675     318,675     608,669
       20     265,330    24,348    24,348      508,303    142,966   142,966    508,303      507,994     507,994     797,551
       25     338,635      0(4)      0(4)         0(4)    156,380   156,380    508,303      812,043     812,043   1,088,137
       30     432,194                                     161,895   161,895    508,303    1,299,229   1,299,229   1,585,060
       35     551,602                                     148,132   148,132    508,303    2,073,573   2,073,573   2,405,344
       40     703,999                                      89,310    89,310    508,303    3,311,863   3,311,863   3,543,694
       45     898,501                                        0(4)      0(4)       0(4)    5,317,253   5,317,253   5,583,116
       50   1,146,740                                                                     8,449,762   8,449,762   8,872,250
       55   1,463,563                                                                    13,218,534  13,218,534  13,879,461
       60   1,867,919                                                                    20,842,605  20,842,605  21,051,031
       65   2,383,990                                                                    34,083,925  34,083,925  34,083,925

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                   THE MANUFACTURERS LIFE INSURANCE
                                   COMPANY OF AMERICA

                                   Nine Months ended September 30, 2000 and 1999




                  PREPARED IN CONFORMITY WITH ACCOUNTING
                  PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
                  STATES

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED BALANCE SHEETS


                                                                         As at           As at
                                                                  September 30      December 31
ASSETS  ($ thousands)                                                     2000             1999
------------------------------------------------------------------------------------------------
INVESTMENTS:                                                       (UNAUDITED)
Securities available-for-sale, at fair value:
   Fixed maturity (amortized cost: 2000 $74,316; 1999 $73,780)      $   75,296       $   73,081
   Equity (cost: 2000 $798;  1999 $0)                                      798                0
Short-term investments                                                  13,660            6,942
Policy loans                                                            29,707           26,174
------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                   $  119,461       $  106,197
------------------------------------------------------------------------------------------------
Cash and cash equivalents                                               15,386           17,383
Deferred acquisition costs                                             242,232          201,642
Due from affiliates                                                          0            2,851
Deferred income taxes                                                    6,608            1,596
Other assets                                                            10,607           11,318
Separate account assets                                              1,603,431        1,399,527
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        $1,997,725       $1,740,514
================================================================================================
LIABILITIES, CAPITAL AND SURPLUS ($  thousands)                           2000             1999
------------------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                               $   87,962       $   75,688
Due to affiliates                                                          150                0
Income taxes payable                                                    22,143           11,122
Other liabilities                                                       38,219           29,006
Separate account liabilities                                         1,603,431        1,399,527
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   $1,751,905       $1,515,343
================================================================================================
CAPITAL AND SURPLUS:
Common shares                                                       $    4,502       $    4,502
Preferred shares                                                        10,500           10,500
Contributed surplus                                                    195,596          195,596
Retained earnings                                                       39,175           19,256
Accumulated other comprehensive loss                                    (3,953)          (4,683)
------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                           $  245,820       $  225,171
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                              $1,997,725       $1,740,514
================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)



                                                    THREE MONTHS ENDED        NINE MONTHS ENDED
                                                       SEPTEMBER 30             SEPTEMBER 30

 ($ thousands)                                          2000        1999          2000        1999
---------------------------------------------------------------------------------------------------

REVENUE:
     Premiums                                      $   4,402     $   2,640   $  10,592   $   7,092
     Fee income                                       24,165        17,737      87,021      51,832
     Net investment income                             2,161         2,828       6,354       6,005
     Realized investment gains (losses)                 (10)             -        (11)       1,051
     Other                                               322          (87)         450          19
---------------------------------------------------------------------------------------------------
TOTAL REVENUE                                      $  31,040     $  23,118   $ 104,406    $ 65,999
---------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims              $   5,992     $   6,134   $  16,075   $  11,619
     Operating cost & expenses                        14,393         8,126      44,666      29,587
     Commission                                          659           550       3,488       1,893

     Amortization of deferred acquisition costs        4,570         4,355      11,567      10,031

        Interest expense                                  17             -          50          46
     Policyholder dividends                               52            34         139         144
---------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                        $  25,683     $  19,199   $  75,985   $  53,320
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                             5,357         3,919      28,421      12,679
---------------------------------------------------------------------------------------------------
INCOME TAX (BENEFIT) EXPENSE                           (140)           951       8,502       4,333
---------------------------------------------------------------------------------------------------
NET INCOME                                         $   5,497     $   2,968   $  19,919   $   8,346
---------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)


                                                                          ACCUMULATED
                                                                             OTHER          TOTAL
                                CAPITAL     CONTRIBUTED      RETAINED    COMPREHENSIVE   CAPITAL AND
($ thousands)                    STOCK        SURPLUS        EARNINGS        LOSS          SURPLUS
------------------------------------------------------------------------------------------------------

Balance at January 1, 1999      $15,002       $195,596        $19,256        $(4,683)       $225,171
Net Income                            -              -         19,919              -          19,919
Comprehensive income                  -              -              -            730             730
------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2000     $15,002       $195,596        $39,175        $(3,953)       $245,820
======================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER  30
($ thousands)                                                  2000             1999
-------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
Net income                                                $  19,919       $    8,346
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
     Additions to policy liabilities                          8,592            6,937
     Deferred acquisition costs                            (52,369)         (27,022)
     Amortization of deferred acquisition costs              11,567           10,031
     Realized (gain) loss on investments                         11          (1,051)
     Increases (decreases) to deferred income taxes         (5,536)          (2,444)
     Other                                                   23,691           11,053
-------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities       $   5,875            5,850
-------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed maturity securities sold, matured or repaid         $   1,005       $    1,102
Fixed maturity securities purchased                         (1,499)         (26,313)
Equity securities sold                                            -           20,284
Equity securities purchased                                   (798)             (14)
Net change in short-term investments                        (6,729)          (6,322)
Net policy loans advanced                                   (3,533)          (5,910)
-------------------------------------------------------------------------------------
Cash provided by (used in) investing activities           $(11,554)       $ (17,173)
-------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Receipts from variable life and annuity policies
     credited to policyholder account balances            $  10,476       $    8,924
Withdrawals of policyholder account balances on
     variable life and annuity policies                     (6,794)          (2,320)
-------------------------------------------------------------------------------------
Cash provided by (used in) financing activities           $   3,682       $    6,604
-------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
Increase (decrease)  during the period                    $ (1,997)       $  (4,719)
Balance, beginning of year                                   17,383           23,789
-------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                    $  15,386       $   19,070
=====================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000
                                   (UNAUDITED)
                            (IN THOUSANDS OF DOLLARS)


1.   ORGANIZATION

     The Manufacturers Life Insurance Company of America (hereafter referred to as "ManAmerica" or the "Company") is a direct wholly-owned U.S. subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"), which is an indirect wholly-owned subsidiary of Manulife Financial Corporation. Manulife Financial Corporation and its subsidiaries are known collectively as "Manulife Financial".


2.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements of ManAmerica have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. These financial statements should be read in conjunction with the financial statements and the related notes included in ManAmerica's annual report on Form 10-K for the year ended December 31, 1999. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2000.


3.   RECENT ACCOUNTING STANDARDS


     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. SFAS No. 133 requires that an entity recognizes all derivatives as either assets or liabilities on the balance sheet at fair value. In July 1999, the FASB issued Statement 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.


     The Company has no derivative instruments as at September 30, 2000 nor as at December 31, 1999. Therefore, there are no accounting implications to the Company in regards to SFAS No. 133.

4.   COMPREHENSIVE INCOME

     Total comprehensive income for the three months and nine months ended September 30, 2000 and 1999 was as follows:


                                             THREE MONTHS ENDED    NINE MONTHS ENDED
                                               SEPTEMBER 30          SEPTEMBER 30
COMPREHENSIVE INCOME:                          2000       1999       2000       1999
-------------------------------------------------------------------------------------

NET INCOME (LOSS)                           $ 5,497    $ 2,968    $19,919   $  8,346

OTHER COMPREHENSIVE INCOME, NET OF TAX:
     Unrealized holding gains (losses)
     on available-for-sale securities           470       (268)       949     (2,725)
     Foreign currency translation               180        140      (219)        456
-------------------------------------------------------------------------------------
Other comprehensive income (loss)           $   650    $  (128)   $   730   $ (2,269)

-------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                        $ 6,147    $ 2,840    $20,649   $  6,077
-------------------------------------------------------------------------------------


     Other comprehensive income (loss) is reported net of taxes recoverable (payable) of ($248) and $144 for the three months, and ($524) and $1,465 for the nine months ended September 30, 2000 and 1999, respectively.


5.   INCOME TAXES

     Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends-received tax deductions, policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

6.   RECLASSIFICATIONS


     Certain prior year amounts have been reclassified to conform to the current year presentation.

                                    AUDITED CONSOLIDATED
                                    FINANCIAL STATEMENTS

                                    THE MANUFACTURERS LIFE INSURANCE
                                    COMPANY OF AMERICA

                                    Years ended December 31, 1999, 1998 and 1997

               The Manufacturers Life Insurance Company of America

                              Audited Consolidated
                              Financial Statements


                  Years ended December 31, 1999, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors ..........................................      1

Audited Consolidated Financial Statements

Consolidated Balance Sheets .............................................      2
Consolidated Statements of Income .......................................      3
Consolidated Statements of Changes in Shareholder's Equity ..............      4
Consolidated Statements of Cash Flows ...................................      5
Notes to Consolidated Financial Statements ..............................      6

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
The Manufacturers Life Insurance Company of America

We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company of America as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company of America at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.



                                           /s/ Ernst & Young, LLP

Philadelphia, Pennsylvania
March 3, 2000

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED BALANCE SHEETS


As at December 31 ($ thousands)
ASSETS                                                                   1999              1998
---------------------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value: (note 3)
   Fixed-maturity (amortized cost: 1999 $73,780; 1998 $45,248)        $    73,081       $    49,254
   Equity (cost: 1999 $0; 1998 $19,219)                                        --            20,524
Short-term investments                                                      6,942               459
Policy loans                                                               26,174            19,320
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $   106,197       $    89,557
---------------------------------------------------------------------------------------------------
Cash and cash equivalents                                             $    17,383       $    23,789
Deferred acquisition costs (note 5)                                       201,642           163,506
Due from affiliates                                                         2,851                --
Income taxes recoverable                                                       --             2,665
Deferred income taxes (note 6)                                              1,596                --
Other assets                                                               11,318             9,062
Separate account assets                                                 1,399,527         1,075,231
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $ 1,740,514       $ 1,363,810
===================================================================================================

LIABILITIES, CAPITAL AND SURPLUS                                         1999              1998
---------------------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $    75,688       $    60,830
Due to affiliates                                                              --             5,133
Deferred income taxes (note 6)                                                 --               763
Income taxes payable                                                       11,122                --
Other liabilities                                                          29,006            18,656
Separate account liabilities                                            1,399,527         1,075,231
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $ 1,515,343       $ 1,160,613
===================================================================================================
CAPITAL AND SURPLUS:
Common shares (note 7)                                                $     4,502       $     4,502
Preferred shares (note 7)                                                  10,500            10,500
Contributed surplus                                                       195,596           193,096
Retained earnings (deficit)                                                19,256            (2,664)
Accumulated other comprehensive loss (note 4)                              (4,683)           (2,237)
---------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $   225,171       $   203,197
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $ 1,740,514       $ 1,363,810
===================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENTS OF INCOME


FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                               1999           1998          1997
--------------------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                                           $ 10,185       $  9,290       $  8,607
     Consideration paid on reinsurance terminated (note 9)                    --        (40,975)            --
     Fee income                                                           77,899         55,322         38,682
     Net investment income (note 3)                                        6,784          6,128          8,275
     Realized investment gains (losses)                                    1,051           (206)           118
     Other                                                                   152            307            544
--------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                           $ 96,071       $ 29,866       $ 56,226
--------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                                   $ 14,820       $ 16,541       $  6,733
     Reduction of reserves on reinsurance terminated (note 9)                 --        (40,975)            --
     Operating costs and expenses                                         41,617         41,676         41,742
     Commissions                                                           2,189          2,561          2,838
     Amortization of deferred acquisition costs (note 5)                   2,718          9,266          4,860
     Interest expense                                                         50          1,722          2,750
     Policyholder dividends                                                  171            221          1,416
--------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                               61,565         31,012         60,339
--------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                         34,506         (1,146)        (4,113)
--------------------------------------------------------------------------------------------------------------
INCOME TAX (EXPENSE) BENEFIT (NOTE 6)                                    (12,586)           392            477
--------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                       $ 21,920       $   (754)      $ (3,636)
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS



                                                                                       ACCUMULATED
                                          COMMON AND                    RETAINED          OTHER           TOTAL
FOR THE YEARS ENDED DECEMBER 31           PREFERRED     CONTRIBUTED     EARNINGS      COMPREHENSIVE    CAPITAL AND
($ thousands)                               SHARES        SURPLUS       (DEFICIT)     INCOME (LOSS)      SURPLUS
------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997                $  15,002      $  98,569      $   1,726       $   1,333       $ 116,630
Comprehensive loss (note 4)                    --             --           (3,636)         (6,225)         (9,861)
-----------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                $  15,002      $  98,569      $  (1,910)      $  (4,892)      $ 106,769
Capital contribution (note 7)                  --           94,527           --              --            94,527
Comprehensive income (loss) (note 4)           --             --             (754)          2,655           1,901
-----------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                $  15,002      $ 193,096      $  (2,664)      $  (2,237)      $ 203,197
Capital contribution (note 7)                  --            2,500           --              --             2,500
Comprehensive income (loss) (note 4)           --             --           21,920          (2,446)         19,474
-----------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                $  15,002      $ 195,596      $  16,655       $  (4,683)      $ 225,171
=================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                                        1999            1998            1997
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income (Loss)                                                                 $  21,920       $    (754)      $  (3,636)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
     Additions (deductions)  to policy liabilities and accruals                       6,563         (36,217)         (2,147)
     Deferred acquisition costs                                                     (39,540)        (43,065)        (33,544)
     Amortization of deferred acquisition costs                                       2,718           9,266           4,860
     Realized (gains) losses on investments                                          (1,051)            206            (118)
     (Increases) decreases  to deferred  income taxes                                (1,592)         (1,796)          2,730
     Income taxes                                                                    13,787           3,014           4,870
     Other                                                                            2,866              53           2,788
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                               $   6,671       $ (69,293)      $ (24,197)
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                 $   1,193       $  27,852       $  73,772
Fixed-maturity securities purchased                                                 (29,498)         (6,429)        (89,763)
Equity securities sold                                                               20,284           8,555          10,586
Equity securities purchased                                                             (14)         (8,082)        (11,289)
Net change in short-term investments                                                 (6,483)          1,671           4,558
Net policy loans advanced                                                            (6,854)         (4,647)         (4,851)
Guaranteed annuity contracts                                                           --              --           171,691
---------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                               $ (21,372)      $  18,920       $ 154,704
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Receipts from variable universal life and annuity policies
     credited to policyholder account balances                                    $  11,526       $   7,981       $   7,582
Withdrawals of policyholder account balances on
     variable universal life and annuity policies                                    (3,231)         (5,410)         (3,252)
Bonds payable repaid                                                                   --              --          (158,760)
Issuance of promissory note                                                            --              --            33,000
Capital contribution                                                                   --            51,709            --
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                               $   8,295       $  54,280       $(121,430)
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
(Decrease) increase during the year                                                  (6,406)          3,907           9,077
Balance, beginning of year                                                           23,789          19,882          10,805
---------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                              $  17,383       $  23,789       $  19,882
===========================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                            (IN THOUSANDS OF DOLLARS)


1.       ORGANIZATION

         The Manufacturers Life Insurance Company of America (hereafter referred to as "ManAmerica" or the "Company") is a direct wholly-owned U.S. subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"), which is an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"), which in turn is a wholly-owned subsidiary of Manulife Financial Corporation, a publicly traded company. Manulife Financial Corporation and its subsidiaries are known collectively as "Manulife Financial."

         The Company issues and sells variable universal life insurance products in the United States. The Company also has a branch operation in Taiwan to develop and market traditional life insurance products for the Taiwanese market.

         The Company owns 100% of Manulife Holding Corporation ("Holdco"), an investment holding company. Holdco has primarily three wholly-owned subsidiaries, ManEquity Inc., a registered broker/dealer, Manufacturers Advisor Corporation ("MAC"), an investment fund management company, and Manulife Capital Corporation ("MCC"), an investment holding company.

         In October 1997, the Manufacturers Life Mortgage Securities Corporation ("MLMSC"), a subsidiary of Holdco, was absorbed into Holdco, and all of the assets and liabilities of MLMSC were transferred to Holdco at their respective book values. MLMSC had historically invested amounts received as repayments of mortgage loans in annuities issued by ManUSA. These annuities were collateral for the 8 1/4 % mortgage-backed bonds payable outstanding as at December 31, 1996. On March 1, 1997 the annuities matured and the proceeds were used to repay the bonds payable.

2.       SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

         The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted ("GAAP") in the United States and include the accounts and operations, after intercompany eliminations, of the Company and its wholly-owned subsidiary, Holdco.

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

         Certain reclassifications have been made to 1998 and 1997 financial information to conform to the 1999 presentation.

      b) RECENT ACCOUNTING STANDARDS

       i)In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Contracts that contain embedded derivatives, such as certain insurance contracts, are also addressed by the Statement. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999, the FASB issued Statement 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company is evaluating the accounting implications of SFAS No. 133 and has not determined its impact on the Company's results of operations or its financial condition.

      ii)In December 1997, the American Institute of Certified Public Accountant's Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance on the recognition and measurement of liabilities for various assessments related to insurance activities, including those by state guaranty funds. The Company adopted SOP 97-3 during 1999. Prior to the adoption of SOP 97-3, the Company expensed and recognized liabilities for such assessments on a "pay-as-you-go" basis. The effect of adopting SOP 97-3 did not have a material impact on the results of operations and financial condition of the Company for the year ended December 31, 1999.

     iii)In March 1998, AcSEC issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. The Company adopted SOP 98-1 during 1999. Prior to the adoption of SOP 98-1, the Company expensed internal-use software-related costs as incurred. The effect of adopting SOP 98-1 did not have a material impact on the results of operations and financial condition of the Company for the year ended December 31, 1999.

     c)  INVESTMENTS

         The Company classifies all of its fixed maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred taxes and deferred acquisition costs. Discounts and premiums on investments are amortized using the effective interest method.

         Policy loans are reported at aggregate unpaid balances, which approximate fair value.

         Short-term investments include investments with maturities of less than one year at the date of acquisition.

     d)  CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

     e)  DEFERRED ACQUISITION COSTS (DAC)

         Commissions and other expenses which vary with and are primarily related to the production of new business are deferred to the extent recoverable and included as an asset. DAC associated with variable annuity and variable universal life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional life insurance policies is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, it is immediately expensed.

     f)  POLICYHOLDER LIABILITIES

         For variable annuity and variable universal life contracts, reserves equal the policyholder account value. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the policyholders.

         Policyholder liabilities for traditional life insurance policies sold in Taiwan are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expense and interest rate yields that were established in the year of issue.

     g)  SEPARATE ACCOUNTS

         Separate account assets and liabilities represent funds that are separately administered, principally for variable annuity and variable universal life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

     h)  REVENUE RECOGNITION

         Fee income from variable annuity and variable universal life insurance policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policy account balances. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC. Premiums on long-duration life insurance contracts are recognized as revenue when due. Investment income is recorded when due.

     i)  EXPENSES

         Expenses for variable annuity and variable universal life insurance policies include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances.

     j)  REINSURANCE

         The Company is routinely involved in reinsurance transactions in order to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, coinsurance and modified coinsurance. Reinsurance premiums, policy charges for cost of insurance and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

     k)  FOREIGN EXCHANGE

         The Company's Taiwanese branch balance sheet and statement of income are translated at the current exchange and average exchange rates for the year respectively. The resultant translation adjustments are included in accumulated other comprehensive income.

     l)  INCOME TAX

         Income taxes have been provided for in accordance with SFAS No. 109 "Accounting for Income Taxes." The Company joins ManUSA, Manulife Reinsurance Corporation ("MRC") and Manulife Reinsurance Limited ("MRL") in filing a U.S. consolidated income tax return as a life insurance group under provisions of the Internal Revenue Code. In accordance with an income tax sharing agreement, the Company's income tax provision (or benefit) is computed as if the Company filed a separate income tax return. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable to the Company, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. Income taxes recoverable represents amounts due from ManUSA in connection with the consolidated return.

3.       INVESTMENTS AND INVESTMENT INCOME

     a)  FIXED-MATURITY AND EQUITY SECURITIES

         At December 31, 1999 and 1998, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                       GROSS               GROSS
                                              AMORTIZED COST        UNREALIZED           UNREALIZED            FAIR VALUE
         AS AT DECEMBER 31,                                            GAINS               LOSSES
         ($ thousands)                        1999      1998       1999      1998      1999       1998       1999      1998
         -------------------------------------------------------------------------------------------------------------------
         FIXED-MATURITY SECURITIES:
         U.S. government                     $50,714   $27,349   $  --     $ 2,578   $  (936)   $  --      $49,778   $29,927
         Foreign governments                  13,218     9,353       385       709      --         --       13,603    10,062
         Corporate                             9,848     8,546        39       719      (187)      --        9,700     9,265
         -------------------------------------------------------------------------------------------------------------------

         Total fixed-maturity securities     $73,780   $45,248   $   424   $ 4,006   $(1,123)   $  --      $73,081   $49,254
         ===================================================================================================================

         Equity securities                   $  --     $19,219   $  --     $ 3,217   $  --      $(1,912)   $  --     $20,524
         ===================================================================================================================

         There were no sales of fixed-maturity securities during 1999. Proceeds from sales of fixed-maturity securities were $26,105 and $70,914 for 1998 and 1997, respectively. Gross realized gains and gross realized losses on those sales were $362 and $107 for 1998 and, $955 and $837 for 1997, respectively.

         Proceeds from sales of equity securities during 1999 were $20,284 (1998 $8,555; 1997 $10,586). Gross gains of $1,051 and gross losses of $0 were realized on those sales (1998 $16 and $477; 1997 $0 and $0, respectively).

         The contractual maturities of fixed maturity securities at December 31, 1999 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.


         ($ thousands)                            AMORTIZED COST     FAIR VALUE
         -----------------------------------------------------------------------
         Fixed maturity securities
              One year or less                        $ 1,743         $ 1,772
              Greater than 1; up to 5 years            27,321          27,185
              Greater than 5; up to 10 years           29,468          28,549
              Due after 10 years                       15,248          15,575
         -----------------------------------------------------------------------
         TOTAL FIXED MATURITY SECURITIES              $73,780         $73,081
         -----------------------------------------------------------------------

     b)  INVESTMENT INCOME

         Income by type of investment was as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                             1999         1998      1997
         ---------------------------------------------------------------------
         Fixed maturity securities              $ 3,686      $ 4,078   $ 4,545
         Equity securities                            -          227       331
         Guaranteed annuity contracts                 -            -     2,796
         Other investments                        3,371        2,082       772
         ---------------------------------------------------------------------
         Gross investment income                  7,057        6,387     8,444
         ---------------------------------------------------------------------
         Investment expenses                        273          259       169
         ---------------------------------------------------------------------
         NET INVESTMENT INCOME                  $ 6,784      $ 6,128   $ 8,275
         =====================================================================

4.       COMPREHENSIVE INCOME

         Total comprehensive income was as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                                              1999        1998        1997
         -------------------------------------------------------------------------------------------------------
         NET INCOME (LOSS)                                                       $19,319     $  (754)    $(3,636)
         -------------------------------------------------------------------------------------------------------
         OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
         Unrealized holding gains (losses) arising during the period              (3,965)      2,435      (1,030)
         Reclassification adjustment for realized gains and losses included in
             net income (loss)                                                       683         134          77
         Foreign currency translation                                                836          86      (5,272)
         -------------------------------------------------------------------------------------------------------
         Other comprehensive income (loss)                                        (2,446)      2,655      (6,225)
         -------------------------------------------------------------------------------------------------------
         COMPREHENSIVE INCOME (LOSS)                                             $19,474     $ 1,901     $(9,861)
         -------------------------------------------------------------------------------------------------------

         Other comprehensive income (loss) is reported net of taxes recoverable (payable) of $1,767, ($1,430), and $513 for 1999, 1998, and 1997,
         respectively.

         Accumulated other comprehensive income is comprised of the following:

         AS AT DECEMBER 31
         ($ thousands)                                         1999        1998
         ----------------------------------------------------------------------
         UNREALIZED GAINS (LOSSES):
              Beginning balance                             $ 2,949     $   380
              Current period change                          (3,282)      2,569
         ----------------------------------------------------------------------
              Ending balance                                $  (333)    $ 2,949
         ----------------------------------------------------------------------
         FOREIGN CURRENCY:
              Beginning balance                             $(5,186)    $(5,272)
              Current period change                             836          86
         ----------------------------------------------------------------------
              Ending balance                                $(4,350)    $(5,186)
         ----------------------------------------------------------------------
         ACCUMULATED OTHER COMPREHENSIVE LOSS               $(4,683)    $(2,237)
         ----------------------------------------------------------------------

5.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                          1999        1998        1997
         -----------------------------------------------------------------------------------
         Balance at January 1,                              $163,506    $130,355    $102,610
         Capitalization                                       39,540      43,065      33,544
         Accretion of interest                                14,407      11,417       9,357
         Amortization                                        (17,125)    (20,683)    (14,217)
         Effect of net unrealized gains (losses)
              on securities available for sale                 1,039        (784)      1,268
         Foreign currency                                        275         136      (2,207)
         -----------------------------------------------------------------------------------
         BALANCE AT DECEMBER 31                             $201,642    $163,506    $130,355
         ===================================================================================


6.       INCOME TAXES

         Components of income tax (expense) benefit were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                                           1999       1998        1997
         -----------------------------------------------------------------------------------
         Current (expense) benefit                           $(13,178)   $(1,404)    $ 3,207
         Deferred (expense) benefit                               592      1,796      (2,730)
         -----------------------------------------------------------------------------------
         TOTAL (EXPENSE) BENEFIT                             $(12,586)   $   392     $   477
         ===================================================================================

         Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends-received tax deductions, policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

         The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

         AS AT DECEMBER 31
         ($ thousands)                                                    1999          1998
         -----------------------------------------------------------------------------------
         DEFERRED TAX ASSETS:
              Differences in computing policy reserves                $ 47,884      $ 38,888
              Investments                                                  246           708
              Other deferred tax assets                                  2,768           333
         -----------------------------------------------------------------------------------
         Deferred tax assets                                          $ 50,898      $ 39,929
         -----------------------------------------------------------------------------------
         DEFERRED TAX LIABILITIES:
              Deferred acquisition costs                              $ 49,103      $ 38,778
              Investments                                                  136         1,859
              Policyholder dividends payable                                63            55
         -----------------------------------------------------------------------------------
         Deferred tax liabilities                                     $ 49,382      $ 40,692
         -----------------------------------------------------------------------------------
         NET DEFERRED TAX ASSETS (LIABILITIES)                        $  1,596      $   (763)
         ===================================================================================

         At December 31, 1999, the consolidated group has utilized all available operating loss carryforwards and net capital loss carryforwards. The losses of the Company, MRC and ManUSA may be used to offset the ordinary and capital gain income of MRL. However, losses of MRL may not be used to offset the income of the other members of the consolidated group.

7.       CAPITAL AND SURPLUS

         The Company has two classes of capital stock, as follows:

          AS AT DECEMBER 31:
          ($ thousands, except per share amounts)                    1999         1998
          ----------------------------------------------------------------------------
          AUTHORIZED:
              5,000,000 Common shares, Par value $1
              5,000,000 Preferred shares, Par value $100
          ISSUED AND OUTSTANDING:
              4,501,861 Common shares                             $ 4,502      $ 4,502
                 105,000 Preferred shares                          10,500       10,500
          ----------------------------------------------------------------------------
          TOTAL                                                   $15,002      $15,002
          ----------------------------------------------------------------------------

         On January 29, 1999 and in exchange for one common share, ManUSA contributed $1,722 which represented a receivable from a subsidiary to the Company. On April 15, 1999, ManUSA contributed an additional amount receivable of $778 from a subsidiary to the Company, which was recorded as a capital contribution.

         In 1998, the outstanding promissory note in the amount of $33,000 plus interest at 6.95% issued on December 5, 1997 payable to ManUSA was discharged and the amount due of $34,318 ($33,000 plus interest of $1,318) was recorded as a capital contribution.

         On December 31, 1998, the Company issued one common share to ManUSA in exchange for a capital contribution of $60,209. Included in this capital contribution was the discharge of the surplus debenture in the amount of $8,500 issued on December 31, 1995 to ManUSA.

         The Company is subject to statutory limitations on the payment of dividends to its Parent. Under Michigan Insurance Law, the payment of dividends to shareholders is restricted to the surplus earnings of the Company, unless prior approval is obtained from the Michigan Insurance Bureau.

         The aggregate statutory capital and surplus of the Company at December 31, 1999 was $137,039 (1998 $121,799). The aggregate statutory net income (loss) of the Company for the year ended 1999 was $5,770 (1998 $(23,491); 1997 $(2,550)). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from accounting principles generally accepted in the United States followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances and reserve calculation assumptions.

8.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and the estimated fair values of certain of the Company's financial instruments at December 31, 1999 were as follows:

                                                           CARRYING       ESTIMATED
         ($ thousands)                                       VALUE        FAIR VALUE
         ---------------------------------------------------------------------------
         ASSETS:
             Fixed-maturity securities                     $ 73,081       $  73,081
             Short-term investments                           6,942           6,942
             Policy loans                                    26,174          26,174
             Cash and cash equivalents                       17,383          17,383
         ---------------------------------------------------------------------------

         The following methods and assumptions were used to estimate the fair values of the above financial instruments:

         FIXED-MATURITY SECURITIES: Fair values of fixed maturity securities were based on quoted market prices, where available. Fair values were estimated using values obtained from independent pricing services.

         SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS: Carrying values approximate fair values.

         POLICY LOANS: Carrying values approximate fair values.

9.       RELATED PARTY TRANSACTIONS

         The Company has formal service agreements with MLI and ManUSA which can be terminated by any party upon two months' notice. Under the agreements, the Company will pay direct operating expenses incurred each year by MLI and ManUSA on its behalf. Services provided under the agreement include legal, actuarial, investment, data processing and certain other administrative services. Costs incurred under these agreements were $28,214, $34,070 and $32,733 in 1999, 1998 and 1997 respectively. At December 31, 1999 and 1998, the Company had a net receivable from MLI and ManUSA for these services of $2,552 and $2,617, respectively. In addition, there were $10,489, $12,817 and $11,249 of agents bonuses allocated to the Company during 1999, 1998 and 1997, respectively, which are included in deferred acquisition costs.

         The Company shares office facilities and personnel with its affiliates. Such shared costs and expenses are allocated to the Company and its subsidiaries based on time and usage studies; such allocations would vary depending on the assumptions underlying those studies.

         The Company has several reinsurance agreements with affiliated companies which may be terminated upon the specified notice by either party. These agreements are summarized as follows:

         (a) The Company cedes the risk in excess of $25 per life on its variable and single premium variable life products to MRC under the terms of an automatic reinsurance agreement. Under the same treaty the Company cedes a substantial portion of its risk on its flexible premium variable life and variable universal life policies via stop loss reinsurance.

         (b) The Company cedes the excess of a $10 million retention limit up to the consolidated group retention limit of $15 million on survivorship cases via yearly-renewable-term (YRT) reinsurance. Effective February 28, 1999, the Company recaptured the excess of the $10 million retention limit up to the consolidated group retention limit of $15 million on survivorship cases, effectively retaining the full $15 million.

         (c) The Company cedes the risk in excess of NTD$2,500 per life on its Taiwan individual and group life business to MRL under the terms of a YRT reinsurance agreement. The Company also cedes a small portion of the Taiwan accident and health business under the same treaty.

         (d) On December 31, 1998, the coinsurance treaties under which the Company had assumed two blocks of insurance from ManUSA were terminated. The Company's risk under these treaties was limited to $100 of initial face amount per claim plus a pro-rata share of any increase in face amount. Upon the termination of the treaties, the Company paid consideration in the amount of approximately $41.0 million to ManUSA and policyholder reserves totaling $41.0 million were recaptured by ManUSA. No gain or loss resulted from the termination of these treaties.

         Selected amounts relating to the above treaties reflected in the financial statements are as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                               1999       1998        1997
         -----------------------------------------------------------------------
         Life and annuity premiums assumed         $    -     $   48     $   509
         Life and annuity premiums ceded               84         76          69
         Policy reserves assumed                        -          -      40,975
         Policy reserves ceded                         84        145         130
         -----------------------------------------------------------------------

         Reinsurance recoveries on ceded reinsurance contracts to affiliates were $0, $0 and $3,972 during 1999, 1998 and 1997 respectively.

         The Company and MLI have entered into an agreement whereby MLI provides a claims paying guarantee to the Company's U.S. policyholders. This claims paying guarantee does not apply to the Company's separate account contract holders


10.      REINSURANCE

         In the normal course of business, the Company cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

         The effects of reinsurance on premiums were as follows:

         FOR THE YEARS ENDED DECEMBER 31
         ($ thousands)                              1999       1998       1997
         ---------------------------------------------------------------------
         Direct premiums                         $10,699     $9,723     $8,607
         Reinsurance ceded                           430        405        440
         ---------------------------------------------------------------------
         TOTAL PREMIUMS                          $10,269     $9,318     $8,167
         ---------------------------------------------------------------------

         Reinsurance recoveries on ceded reinsurance contracts with unrelated insurance companies were $1,707, $1,362 and $909 during 1999, 1998 and 1997 respectively.


11.      CONTINGENCIES

         The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

                                      Financial Statements

                                The Manufacturers Life Insurance
                                       Company of America
                                     Separate Account Three

                              Nine months ended September 30, 2000
                              (with December 31, 1999 comparative)

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                              Financial Statements

                      Nine months ended September 30, 2000
                      (with December 31, 1999 comparative)



                                    CONTENTS



Financial Statements

Statement of Assets and Contract Owners' Equity                            2
Statements of Operations and Changes in Contract Owners' Equity            3
Notes to Financial Statements                                             23

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

                 STATEMENT OF ASSETS AND CONTRACT OWNERS' EQUITY

                         SEPTEMBER 30, 2000 (UNAUDITED)



ASSETS
Investments at market value:
    Sub-Accounts:
    Aggressive Growth Trust - 355,844 shares (cost $7,063,311)                  $ 7,586,584
    All Cap Growth - 846,932 shares (cost $19,437,570)                           22,435,241
    Balanced  Trust - 2,383,154 shares (cost $42,584,625)                        41,490,711
    Blue Chip Growth Trust - 1,564,183 shares (cost $31,063,629)                 34,849,989
    Diversified Bond Trust - 285,968 shares (cost $3,010,181)                     2,879,701
    Dynamic Growth Trust - 116,176 shares (cost $1,378,697)                       1,367,388
    Emerging Small Company Trust - 2,715,792 shares (cost $69,087,759)          120,282,447
    Equity Income Trust - 1,487,017 shares (cost $24,039,057)                    22,974,410
    Equity Index Trust - 4,583,518 shares (cost $72,874,447)                     81,586,627
    Global Bond Trust 57,798 shares (cost $667,645)                                 631,729
    Global Equity Trust - 522,525 shares (cost $8,877,498)                        8,767,975
    Growth Trust - 814,812 shares (cost $19,417,479)                             18,903,647
    Growth and Income Trust - 1,744,409 shares (cost $46,756,030)                52,733,478
    High Yield Trust - 346,165 shares (cost $4,563,816)                           4,292,444
    Income and Value Trust - 547,150 shares (cost $6,549,591)                     5,772,430
    International Index Trust - 6,509 shares (cost $79,689)                          75,832
    International Small Cap Trust - 365,358 shares (cost $7,687,842)              7,431,389
    International Stock Trust - 2,018,470 shares (cost $28,582,405)              27,451,192
    International Value Trust - 89,164 shares (cost $1,109,512)                   1,066,399
    Internet Technologies Trust - 57,846 shares (cost $743,253)                     708,041
    Investment Quality Bond Trust - 2,226,456 shares (cost $25,912,225)          25,292,546
    Large Cap Growth - 908,382 shares (cost $13,949,521)                         12,998,951
    Lifestyle Aggressive 1000 Trust - 334,348 shares (cost $4,528,474)            4,687,561
    Lifestyle Balanced 640 Trust - 697,294 shares (cost $9,318,412)               9,615,679
    Lifestyle Conservative 280 Trust - 16,018 shares (cost $210,648)                206,312
    Lifestyle Growth 820 Trust - 1,671,356 shares (cost $23,167,225)             23,816,825
    Lifestyle Moderate 460 Trust - 104,131 shares (cost $1,402,503)               1,354,744
    Mid-Cap Blend  Trust - 1,900,017 shares (cost $36,855,123)                   35,568,309
    Mid Cap Index Trust - 42,711 shares (cost $563,653)                             591,971
    Mid Cap Stock Trust - 71,622 shares (cost $940,758)                             996,979
    Money Market Trust - 5,313,826 shares (cost $53,138,257)                     53,138,257
    Overseas Trust - 511,830 shares (cost $6,909,229)                             6,577,012
    Pacific Rim Emerging Markets Trust - 1,111,221 shares (cost $11,139,644)     10,123,226
    Quantitative Equity Trust - 2,519,826 shares (cost $56,906,673)              72,067,036
    Real Estate Securities Trust - 1,505,059 shares (cost $23,942,978)           21,808,300
    Science and Technology Trust - 1,143,646 shares (cost $39,401,712)           38,895,391
    Small Cap Index Trust - 9,191 shares (cost $114,378)                            116,170
    Small Company Blend Trust - 102,575 shares (cost $1,708,424)                  1,612,481
    Small Company Value Trust - 202,358 shares (cost $2,463,969)                  2,549,712
    Strategic Bond Trust - 365,324 shares (cost $4,080,906)                       3,876,092
    Tactical Allocation Trust - 16,437 shares (cost $209,941)                       207,108
    Total Return Trust - 143,192 shares (cost $1,777,897)                         1,828,561
    Total Stock Market Index Trust - 11,167 shares (cost $140,002)                  138,917
    U.S. Government SecuritiesTrust - 351,186 shares (cost $4,665,559)            4,586,494
    U.S. Large Cap Value Trust - 449,174 shares (cost $5,767,305)                 5,965,033
    Value Trust - 524,864 shares (cost $7,330,390)                                7,447,824
    500 Index Trust - 161,072 shares (cost $2,026,845)                            1,973,132

                                                                              -------------
Total assets                                                                  $ 811,328,277
                                                                              =============
CONTRACT OWNERS' EQUITY
Variable life contracts                                                       $ 811,328,277
                                                                              =============

See accompanying notes.

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY

               FOR THE PERIOD ENDED SEPTEMBER 30, 2000 (UNAUDITED)

                                                                       SUB-ACCOUNT
                                          ----------------------------------------------------------------------
                                                AGGRESSIVE GROWTH                      ALL CAP GROWTH
                                          ----------------------------------------------------------------------
                                           PERIOD ENDED       YEAR ENDED       PERIOD ENDED         YEAR ENDED
                                           SEPT. 30/00        DEC. 31/99        SEPT. 30/00         DEC. 31/99
                                          ----------------------------------------------------------------------

Income:
Net investment income during the year      $         -       $         -        $ 1,203,584         $   893,908
Realized gain (loss) during the year           596,991           201,319          1,346,489             465,497
Unrealized  appreciation (depreciation)
   during the year                              48,158           399,725           (355,068)          2,522,463
                                          ----------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                  645,149           601,044          2,195,005           3,881,868
                                          ----------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                 1,936,594           595,127          3,566,919           1,888,993
    Transfer of termination                   (174,989)         (133,411)          (823,920)           (645,925)
    Transfer of policy loans                   (51,835)             (156)          (171,385)            (17,003)
    Net interfund transfers                  2,771,795          (206,543)         3,700,510           2,996,672
                                          ----------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                   4,481,565           255,017          6,272,124           4,222,737
                                          ----------------------------------------------------------------------

Total increase (decrease) in assets          5,126,714           856,061          8,467,129           8,104,605

Assets beginning of year                     2,459,870         1,603,809         13,968,112           5,863,507
                                          ----------------------------------------------------------------------
Assets end of year                         $ 7,586,584       $ 2,459,870        $22,435,241         $13,968,112
                                          ======================================================================


See accompanying notes.

                                        SUB-ACCOUNT
---------------------------------------------------------------------------------------------
                Balanced                       Blue Chip Growth           Capital Growth Bond
---------------------------------------------------------------------------------------------
   Period Ended        Year Ended       PERIOD ENDED       YEAR ENDED         YEAR ENDED
   Sept. 30/00         Dec. 31/99        SEPT. 30/00       DEC. 31/99         DEC. 31/99
---------------------------------------------------------------------------------------------

   $ 1,922,658        $ 3,363,625       $ 1,256,181       $   704,256       $  1,504,363
       826,154          1,479,053         1,050,527           613,535           (404,112)

    (1,765,443)        (5,660,915)         (320,905)        2,347,320         (1,309,718)
-----------------------------------------------------------------------------------------

       983,369           (818,237)        1,985,803         3,665,111           (209,467)
-----------------------------------------------------------------------------------------


     3,761,663          5,916,660         7,020,200         6,033,752          1,253,415
    (3,942,024)        (5,526,738)       (1,766,602)       (1,605,280)          (627,273)
      (153,994)          (340,550)         (257,990)         (118,582)           (25,224)
    (4,510,719)        (4,108,655)        2,068,837         7,106,796        (21,636,729)
-----------------------------------------------------------------------------------------

    (4,845,074)        (4,059,283)        7,064,445        11,416,686        (21,035,811)
-----------------------------------------------------------------------------------------

    (3,861,705)        (4,877,520)        9,050,248        15,081,797        (21,245,278)

    45,352,416         50,229,936        25,799,741        10,717,944         21,245,278
-----------------------------------------------------------------------------------------
   $41,490,711        $45,352,416       $34,849,989       $25,799,741       $          -
=========================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (CONTINUED)

                                                                 SUB-ACCOUNT
                                          -----------------------------------------------
                                                   DIVERSIFIED BOND        DYNAMIC GROWTH
                                          -----------------------------------------------
                                           PERIOD ENDED      YEAR ENDED    PERIOD ENDED**
                                           SEPT. 30/00       DEC. 31/99      SEPT. 30/00
                                          -----------------------------------------------

Income:
Net investment income during the year      $  236,515      $    96,499      $         -
Realized gain (loss) during the year          (24,900)          (9,175)             844
Unrealized  appreciation (depreciation)
   during the year                            (83,336)         (72,120)         (11,309)
                                          ----------------------------------------------
Net increase (decrease) in assets from
   operations                                 128,279           15,204          (10,465)
                                          ----------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                  497,194          561,745          556,357
    Transfer of termination                   (81,346)         (59,417)         (26,772)
    Transfer of policy loans                        -           (1,024)               -
    Net interfund transfers                   592,226          276,738          848,268
                                          ----------------------------------------------
Net increase (decrease) in assets from
    principal transactions                  1,008,074          778,042        1,377,853
                                          ----------------------------------------------

Total increase (decrease) in assets         1,136,353          793,246        1,367,388

Assets beginning of year                    1,743,348          950,102                -
                                          ----------------------------------------------
Assets end of year                         $2,879,701      $ 1,743,348      $ 1,367,388
                                          ==============================================


** Reflects the period from commencement of operations May 2, 2000 through September 30, 2000.

See accompanying notes.

                                            SUB-ACCOUNT
------------------------------------------------------------------------------------------------
     Emerging Small Company                Equity Income                     Equity Index
------------------------------------------------------------------------------------------------
 Period Ended      Year Ended     Period Ended      Year Ended     Period Ended      Year Ended
  Sept. 30/00      Dec. 31/99      Sept. 30/00      Dec. 31/99     Sept. 30/00       Dec. 31/99
------------------------------------------------------------------------------------------------

 $ 10,861,111    $    931,296     $ 2,760,281      $ 1,458,179     $   221,869      $ 1,825,519
    5,041,577       2,234,670         (69,175)         374,940       1,911,365        3,651,616

    5,587,318      40,955,434      (1,942,851)      (1,255,027)     (3,418,552)       5,860,560
------------------------------------------------------------------------------------------------

   21,490,006      44,121,400         748,255          578,092      (1,285,318)      11,337,695
------------------------------------------------------------------------------------------------

    7,409,003       9,489,193       2,306,343        3,893,423      13,113,576       18,917,139
   (7,910,859)     (8,527,672)       (905,113)      (1,286,389)     (5,129,017)      (4,357,423)
     (758,160)       (504,673)        (56,804)         (77,443)       (219,884)        (494,140)
   (2,517,281)     (8,765,065)     (1,113,775)         311,991         143,995        5,753,290
------------------------------------------------------------------------------------------------

   (3,777,297)     (8,308,217)        230,651        2,841,582       7,908,670       19,818,866
------------------------------------------------------------------------------------------------

   17,712,709      35,813,183         978,906        3,419,674       6,623,352       31,156,561

  102,569,738      66,756,555      21,995,504       18,575,830      74,963,275       43,806,714
------------------------------------------------------------------------------------------------
 $120,282,447    $102,569,738     $22,974,410      $21,995,504     $81,586,627      $74,963,275
================================================================================================


               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                   (CONTINUED)


                                                                  SUB-ACCOUNT
                                          ----------------------------------------------------------
                                                   GLOBAL  BOND                 GLOBAL EQUITY
                                          ----------------------------------------------------------
                                           PERIOD ENDED   YEAR ENDED    PERIOD ENDED     YEAR ENDED
                                           SEPT. 30/00    DEC. 31/99     SEPT. 30/00     DEC. 31/99
                                          ----------------------------------------------------------

Income:
Net investment income during the year      $ 18,358       $  43,890      $1,026,287      $  493,157
Realized gain (loss) during the year         (6,633)        (70,367)       (620,680)       (155,359)
Unrealized  appreciation (depreciation)
   during the year                          (27,310)        (14,905)       (234,185)       (121,909)
                                          ----------------------------------------------------------
Net increase (decrease) in assets from
   operations                               (15,585)        (41,382)        171,422         215,889
                                          ----------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                146,850         124,531       1,388,110       1,527,332
    Transfer of termination                 (23,806)        (33,062)       (361,329)       (386,590)
    Transfer of policy loans                 (2,036)            (11)        (14,575)        (21,561)
    Net interfund transfers                 (46,811)       (117,727)        187,488       1,818,979
                                          ----------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                   74,197         (26,269)      1,199,694       2,938,160
                                          ----------------------------------------------------------

Total increase (decrease) in assets          58,612         (67,651)      1,371,116       3,154,049

Assets beginning of year                    573,117         640,768       7,396,859       4,242,810
                                          ----------------------------------------------------------
Assets end of year                         $631,729       $ 573,117      $8,767,975      $7,396,859
                                          ==========================================================



See accompanying notes.

                                            SUB-ACCOUNT
------------------------------------------------------------------------------------------------
             Growth                      Growth and Income                  High Yield
------------------------------------------------------------------------------------------------
 Period Ended      Year Ended     Period Ended       Year Ended    Period Ended     Year Ended
  Sept. 30/00      Dec. 31/99      Sept. 30/00       Dec. 31/99     Sept. 30/00     Dec. 31/99
------------------------------------------------------------------------------------------------

 $ 1,603,161      $   447,543     $ 3,025,404       $ 1,278,189    $   14,646      $   340,814
     688,215          530,120         889,292         1,264,337       (51,330)         (57,295)

  (3,355,602)       2,359,746      (4,802,628)        4,417,624       (92,683)         (69,365)
-----------------------------------------------------------------------------------------------

  (1,064,226)       3,337,409        (887,932)        6,960,150      (129,367)         214,154
-----------------------------------------------------------------------------------------------


   4,023,005        2,817,768       8,042,011         7,477,562       826,645          799,494
    (938,712)        (500,367)     (2,816,053)       (3,261,292)     (209,459)        (179,923)
    (104,346)         (74,903)       (402,467)         (176,590)      (56,250)          (4,294)
   2,336,311        2,324,764       1,724,849         2,945,525        37,717          891,770
-----------------------------------------------------------------------------------------------

   5,316,258        4,567,262       6,548,340         6,985,205       598,653        1,507,047
-----------------------------------------------------------------------------------------------

   4,252,032        7,904,671       5,660,408        13,945,355       469,286        1,721,201

  14,651,615        6,746,944      47,073,070        33,127,715     3,823,158        2,101,957
-----------------------------------------------------------------------------------------------
 $18,903,647      $14,651,615     $52,733,478       $47,073,070    $4,292,444      $ 3,823,158
===============================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             Separate Account Three

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (CONTINUED)

                                                                SUB-ACCOUNT
                                          -------------------------------------------------
                                                INCOME AND VALUE        INTERNATIONAL INDEX
                                          -------------------------------------------------
                                           PERIOD ENDED    YEAR ENDED      PERIODENDED**
                                            SEPT. 30/00    DEC. 31/99       SEPT. 30/00
                                          -------------------------------------------------

Income:
Net investment income during the year      $1,092,315      $  408,866        $     -
Realized gain (loss) during the year            6,293          13,556            (59)
Unrealized  appreciation (depreciation)
   during the year                           (865,978)        (94,286)        (3,857)
                                          -------------------------------------------
Net increase (decrease) in assets from
   operations                                 232,630         328,136         (3,916)
                                          -------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                  887,128       1,638,769         35,613
    Transfer of termination                  (284,049)       (330,215)        (2,277)
    Transfer of policy loans                     (208)         (9,200)             -
    Net interfund transfers                   182,422           1,531         46,412
                                          -------------------------------------------
Net increase (decrease) in assets from
    principal transactions                    785,293       1,300,885         79,748
                                          -------------------------------------------

Total increase (decrease) in assets         1,017,923       1,629,021         75,832

Assets beginning of year                    4,754,507       3,125,486              -
                                          -------------------------------------------
Assets end of year                         $5,772,430      $4,754,507        $75,832
                                          ===========================================



* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through September 30, 2000.

See accompanying notes.

                                          SUB-ACCOUNT
--------------------------------------------------------------------------------------------
   International Small Cap          International Stock               International Value
--------------------------------------------------------------------------------------------
 Period Ended     Year Ended   Period Ended     Year Ended      Period Ended   Period Ended*
  Sept. 30/00     Dec. 31/99   Sept. 30/00      Dec. 31/99      Sept. 30/00      Dec. 31/99
--------------------------------------------------------------------------------------------

 $ 1,275,987      $    9,451   $   141,854     $ 2,378,902      $    4,865      $       -
    (498,160)      1,126,604     2,027,653       1,389,951          20,261         (6,853)

  (1,817,659)      1,360,161    (5,502,810)      2,728,312         (76,877)        33,763
------------------------------------------------------------------------------------------

  (1,039,832)      2,496,216    (3,333,303)      6,497,165         (51,751)        26,910
------------------------------------------------------------------------------------------


   1,724,350         826,503     3,458,372       3,991,679         469,512         67,544
    (313,087)       (206,773)   (1,360,170)     (1,409,171)        (36,245)        (5,873)
    (223,001)        (11,684)     (145,298)       (245,714)         (2,858)             -
   1,751,989        (266,727)      (18,171)       (561,839)        230,314        368,846
------------------------------------------------------------------------------------------

   2,940,251         341,319     1,934,733       1,774,955         660,723        430,517
------------------------------------------------------------------------------------------

   1,900,419       2,837,535    (1,398,570)      8,272,120         608,972        457,427

   5,530,970       2,693,435    28,849,762      20,577,642         457,427              -
------------------------------------------------------------------------------------------
 $ 7,431,389      $5,530,970   $27,451,192     $28,849,762      $1,066,399      $ 457,427
==========================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (CONTINUED)


                                                             SUB-ACCOUNT
                                          -----------------------------------------------------
                                          INTERNET TECHNOLOGIES     INVESTMENT QUALITY BOND
                                          -----------------------------------------------------
                                             PERIOD ENDED**       PERIOD ENDED     YEAR ENDED
                                              SEPT. 30/00         SEPT. 30/00      DEC. 31/99
                                          -----------------------------------------------------

Income:
Net investment income during the year         $      -            $ 1,764,230      $   115,157
Realized gain (loss) during the year            16,565                (53,145)        (118,167)
Unrealized  appreciation (depreciation)
   during the year                             (35,212)              (322,785)        (330,836)
                                          -----------------------------------------------------
Net increase (decrease) in assets from
   operations                                  (18,647)             1,388,300         (333,846)
                                          -----------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                   327,911              2,690,523        2,534,307
    Transfer of termination                    (22,456)            (1,647,877)      (1,228,511)
    Transfer of policy loans                    (4,030)              (117,160)         (45,188)
    Net interfund transfers                    425,263               (198,055)      20,819,872
                                          -----------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                     726,688                727,431       22,080,480
                                          -----------------------------------------------------

Total increase (decrease) in assets            708,041              2,115,731       21,746,634

Assets beginning of year                             -             23,176,815        1,430,181
                                          -----------------------------------------------------
Assets end of year                            $708,041            $25,292,546      $23,176,815
                                          =====================================================



** Reflects the period from commencement of operations May 2, 2000 through September 30, 2000.

See accompanying notes.

                                         SUB-ACCOUNT
--------------------------------------------------------------------------------------------
       Large Cap Growth           Lifestyle Aggressive 1000       Lifestyle Balanced 640
--------------------------------------------------------------------------------------------
 Period Ended     Year Ended      Period Ended   Year Ended    Period Ended      Year Ended
 Sept. 30/00      Dec. 31/99      Sept. 30/00    Dec. 31/99    Sept. 30/00       Dec. 31/99
--------------------------------------------------------------------------------------------

 $ 1,441,638      $  371,353      $  206,955     $  178,067     $  565,281       $  396,729
      67,653         100,576           1,359        (51,566)        74,963          (30,994)

  (1,972,272)        677,804        (145,653)       371,856       (294,421)         510,201
--------------------------------------------------------------------------------------------

    (462,981)      1,149,733          62,661        498,357        345,823          875,936
--------------------------------------------------------------------------------------------


   3,067,247       1,349,722       1,156,553      1,220,401      2,579,306        3,129,737
    (690,036)       (310,785)       (370,447)      (711,359)      (630,023)      (1,094,958)
     (53,362)        (20,962)         (1,185)        (3,817)      (110,415)         (64,221)
   4,467,979         876,677        (114,256)      (911,439)      (805,116)        (306,459)
--------------------------------------------------------------------------------------------

   6,791,828       1,894,652         670,665       (406,214)     1,033,752        1,664,099
--------------------------------------------------------------------------------------------

   6,328,847       3,044,385         733,326         92,143      1,379,575        2,540,035

   6,670,104       3,625,719       3,954,235      3,862,092      8,236,104        5,696,069
--------------------------------------------------------------------------------------------
 $12,998,951      $6,670,104      $4,687,561     $3,954,235     $9,615,679       $8,236,104
============================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (CONTINUED)

                                                                    SUB-ACCOUNT
                                          --------------------------------------------------------------
                                          LIFESTYLE CONSERVATIVE 280           LIFESTYLE GROWTH 820
                                          --------------------------------------------------------------
                                           PERIOD ENDED   YEAR ENDED      PERIOD ENDED       YEAR ENDED
                                           SEPT. 30/00    DEC. 31/99      SEPT. 30/00        DEC. 31/99
                                          --------------------------------------------------------------

Income:
Net investment income during the year      $ 13,147        $ 11,447       $ 1,673,771       $   962,278
Realized gain (loss) during the year           (750)          1,866            88,523           (74,308)
Unrealized  appreciation (depreciation)
   during the year                           (2,344)         (7,716)       (1,398,751)        1,958,069
                                          --------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                10,053           5,597           363,543         2,846,039
                                          --------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                 17,229          42,811         4,276,880         5,461,863
    Transfer of termination                  (6,596)         (8,329)       (1,416,422)       (1,622,631)
    Transfer of policy loans                      -               -          (135,498)         (279,099)
    Net interfund transfers                  70,432         (32,902)           57,899        (1,593,145)
                                          --------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                   81,065           1,580         2,782,859         1,966,988
                                          --------------------------------------------------------------

Total increase (decrease) in assets          91,118           7,177         3,146,402         4,813,027

Assets beginning of year                    115,194         108,017        20,670,423        15,857,396
                                          --------------------------------------------------------------
Assets end of year                         $206,312        $115,194       $23,816,825       $20,670,423
                                          ==============================================================



** Reflects the period from commencement of operations May 2, 2000 through September 30, 2000.

See accompanying notes.

                                SUB-ACCOUNT
----------------------------------------------------------------------------------
  Lifestyle Moderate 460                   Mid-Cap Blend            Mid Cap Index
----------------------------------------------------------------------------------
Period Ended     Year Ended      Period Ended       Year Ended      Period Ended**
 Sept. 30/00     Dec. 31/99       Sept. 30/00       Dec. 31/99        Sept. 30/00
----------------------------------------------------------------------------------

 $  162,470      $   49,688      $ 4,905,140       $ 3,059,165         $      -
     (6,851)         (1,920)        (278,846)         (531,319)           1,497

    (98,614)         30,959       (4,718,093)        4,461,702           28,318
--------------------------------------------------------------------------------

     57,005          78,727          (91,799)        6,989,548           29,815
--------------------------------------------------------------------------------


    286,541         324,816        4,067,336         5,041,183           19,667
   (265,458)        (80,708)      (1,753,157)       (1,858,127)          (7,102)
     (1,000)        (61,993)        (141,121)         (108,303)               -
      1,774         336,696          806,681        (1,877,218)         549,591
--------------------------------------------------------------------------------

     21,857         518,811        2,979,739         1,197,535          562,156
--------------------------------------------------------------------------------

     78,862         597,538        2,887,940         8,187,083          591,971

  1,275,882         678,344       32,680,369        24,493,286                -
--------------------------------------------------------------------------------
 $1,354,744      $1,275,882      $35,568,309       $32,680,369         $591,971
================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             Separate Account Three

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (CONTINUED)

                                                                    SUB-ACCOUNT
                                         -----------------------------------------------------------------
                                                       MID CAP STOCK              MONEY MARKET
                                         -----------------------------------------------------------------
                                         PERIOD ENDED     PERIOD ENDED*    PERIOD ENDED       YEAR ENDED
                                          SEPT. 30/00       DEC. 31/99     SEPT. 30/00        DEC. 31/99
                                         -----------------------------------------------------------------

Income:
Net investment income during the year     $       -        $       -       $  1,973,524       $ 1,699,216
Realized gain (loss) during the year         14,745             (158)                 -                 -
Unrealized  appreciation (depreciation)
   during the year                           48,991            7,230                  -                 -
                                         -----------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                63,736            7,072          1,973,524         1,699,216
                                         -----------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                606,507          114,220         40,038,026        29,641,080
    Transfer of termination                 (36,398)          (9,534)        (4,073,148)       (5,654,160)
    Transfer of policy loans                   (538)               -           (629,015)          266,827
    Net interfund transfers                 177,484           74,430        (29,773,109)      (12,059,047)
                                         -----------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                  747,055          179,116          5,562,754        12,194,700
                                         -----------------------------------------------------------------

Total increase (decrease) in assets         810,791          186,188          7,536,278        13,893,916

Assets beginning of year                    186,188                -         45,601,979        31,708,063
                                         -----------------------------------------------------------------
Assets end of year                        $ 996,979        $ 186,188       $ 53,138,257       $45,601,979
                                         =================================================================


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

See accompanying notes.

                                         SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
           Overseas                 Pacific Rim Emerging Markets              Quantitative Equity
-------------------------------------------------------------------------------------------------------
Period Ended     Year Ended         Period Ended      Year Ended         Period Ended      Year Ended
 Sept. 30/00     Dec. 31/99         Sept. 30/00       Dec. 31/99         Sept. 30/00       Dec. 31/99
-------------------------------------------------------------------------------------------------------

$   410,096      $         -         $    37,735      $   188,217       $  8,207,833      $  5,044,334
   (207,409)         588,825           1,435,899        1,967,184          2,714,249         3,505,103

   (864,992)         485,470          (3,183,549)       1,745,251         (1,137,033)        2,911,530
-------------------------------------------------------------------------------------------------------

   (662,305)       1,074,295          (1,709,915)       3,900,652          9,785,049        11,460,967
-------------------------------------------------------------------------------------------------------


  1,723,890          516,783           1,405,912        1,679,389          5,642,061         7,800,323
   (195,292)         (73,681)           (544,856)        (471,769)        (5,522,589)       (5,396,356)
   (138,323)         (14,262)            (28,082)         (33,384)          (179,267)         (474,041)
  1,476,686        1,464,007             490,042         (185,077)           485,263        (3,728,101)
-------------------------------------------------------------------------------------------------------

  2,866,961        1,892,847           1,323,016          989,159            425,468        (1,798,175)
-------------------------------------------------------------------------------------------------------

  2,204,656        2,967,142            (386,899)       4,889,811         10,210,517         9,662,792

  4,372,356        1,405,214          10,510,125        5,620,314         61,856,519        52,193,727
-------------------------------------------------------------------------------------------------------
$ 6,577,012      $ 4,372,356         $10,123,226      $10,510,125       $ 72,067,036      $ 61,856,519
=======================================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (CONTINUED)

                                                                      SUB-ACCOUNT
                                          --------------------------------------------------------------------
                                               REAL ESTATE SECURITIES             SCIENCE AND TECHNOLOGY
                                          --------------------------------------------------------------------
                                           PERIOD ENDED       YEAR ENDED         PERIOD ENDED     YEAR ENDED
                                           SEPT. 30/00        DEC. 31/99         SEPT. 30/00      DEC. 31/99
                                          --------------------------------------------------------------------

Income:
Net investment income during the year     $    725,501       $  1,081,197         $   875,644     $ 1,831,034
Realized gain (loss) during the year          (284,241)            82,415           4,899,985       2,759,418
Unrealized  appreciation (depreciation)
   during the year                           2,670,857         (2,907,686)         (7,335,072)      5,368,742
                                          --------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                3,112,117         (1,744,074)         (1,559,443)      9,959,194
                                          --------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                 1,994,781          3,182,121           8,044,141       3,767,735
    Transfer of termination                 (1,325,563)        (2,092,541)         (2,059,290)       (796,754)
    Transfer of policy loans                  (178,407)          (117,862)           (328,284)        (98,286)
    Net interfund transfers                   (837,595)        (2,881,180)          8,339,027       8,691,040
                                          --------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                    (346,784)        (1,909,462)         13,995,594      11,563,735
                                          --------------------------------------------------------------------

Total increase (decrease) in assets          2,765,333         (3,653,536)         12,436,151      21,522,929

Assets beginning of year                    19,042,967         22,696,503          26,459,240       4,936,311
                                          --------------------------------------------------------------------
Assets end of year                        $ 21,808,300       $ 19,042,967         $38,895,391     $26,459,240
                                          ====================================================================



* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through September 30, 2000.

See accompanying notes.

                             SUB-ACCOUNT
------------------------------------------------------------------------------------
Small Cap Index         Small Company Blend                 Small Company Value
------------------------------------------------------------------------------------
Period Ended**      Period Ended    Period Ended*     Period Ended      Year Ended
  Sept. 30/00       Sept. 30/00      Dec. 31/99       Sept. 30/00       Dec. 31/99
------------------------------------------------------------------------------------

  $       -         $     8,443       $   7,350       $     2,245       $       305
        100            (157,047)          1,781            67,352             7,291

      1,792            (137,106)         41,163           (13,549)           88,627
------------------------------------------------------------------------------------

      1,892            (285,710)         50,294            56,048            96,223
------------------------------------------------------------------------------------


     48,728             722,191         174,380           568,297           398,042
     (2,502)            (34,023)        (10,104)          (66,869)          (50,211)
          -                   -               -            (8,807)                -
     68,052             828,394         167,059           900,440           289,944
------------------------------------------------------------------------------------

    114,278           1,516,562         331,335         1,393,061           637,775
------------------------------------------------------------------------------------

    116,170           1,230,852         381,629         1,449,109           733,998

          -             381,629               -         1,100,603           366,605
------------------------------------------------------------------------------------
  $ 116,170         $ 1,612,481       $ 381,629       $ 2,549,712       $ 1,100,603
====================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             Separate Account Three

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (continued)


                                                                   SUB-ACCOUNT
                                          ------------------------------------------------------
                                                      STRATEGIC BOND        TACTICAL ALLOCATION
                                          ------------------------------------------------------
                                           PERIOD ENDED     YEAR ENDED        PERIOD ENDED**
                                            SEPT. 30/00     DEC. 31/99          SEPT. 30/00
                                          ------------------------------------------------------

Income:
Net investment income during the year      $   286,876      $   204,203         $       -
Realized gain (loss) during the year           (63,142)         (74,383)               20
Unrealized  appreciation (depreciation)
   during the year                             (82,006)         (62,876)           (2,833)
                                          ------------------------------------------------
Net increase (decrease) in assets from
   operations                                  141,728           66,944            (2,813)
                                          ------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                   684,689          747,221           166,860
    Transfer of termination                   (169,820)        (169,596)           (1,226)
    Transfer of policy loans                   (41,597)         (15,952)                -
    Net interfund transfers                   (220,244)         (49,496)           44,287
                                          ------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                     253,028          512,177           209,921
                                          ------------------------------------------------

Total increase (decrease) in assets            394,756          579,121           207,108

Assets beginning of year                     3,481,336        2,902,215                 -
                                          ------------------------------------------------
Assets end of year                         $ 3,876,092      $ 3,481,336         $ 207,108
                                          ================================================



* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through September 30, 2000.

See accompanying notes.

                                          SUB-ACCOUNT
------------------------------------------------------------------------------------------
          Total Return           Total Stock Market Index    U.S. Government Securities
------------------------------------------------------------------------------------------
Period Ended     Period Ended*        Period Ended**         Period Ended      Year Ended
 Sept. 30/00      Dec. 31/99           Sept. 30/00           Sept. 30/00       Dec. 31/99
------------------------------------------------------------------------------------------

 $   29,836              -              $       -            $   319,991       $  143,586
       (267)          (252)                    41                (20,860)          21,642

     50,299            364                 (1,085)               (12,735)        (173,224)
------------------------------------------------------------------------------------------

     79,868            112                 (1,044)               286,396           (7,996)
------------------------------------------------------------------------------------------


    388,311        102,093                 49,399                846,484          933,102
    (40,112)       (17,463)                (1,630)              (214,874)        (302,051)
     (2,036)             -                      -                (41,805)              75
    922,993        394,795                 92,192               (848,423)         630,563
------------------------------------------------------------------------------------------

  1,269,156        479,425                139,961               (258,618)       1,261,689
------------------------------------------------------------------------------------------

  1,349,024        479,537                138,917                 27,778        1,253,693

    479,537              -                      -              4,558,716        3,305,023
------------------------------------------------------------------------------------------
 $1,828,561        479,537              $ 138,917            $ 4,586,494       $4,558,716
==========================================================================================


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                             SEPARATE ACCOUNT THREE

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                                  (CONTINUED)

                                                                      SUB-ACCOUNT
                                         ------------------------------------------------------------------
                                                  U.S. LARGE CAP VALUE                   VALUE
                                         ------------------------------------------------------------------
                                          PERIOD ENDED     PERIOD ENDED*      PERIOD ENDED      YEAR ENDED
                                          SEPT. 30/00        DEC. 31/99       SEPT. 30/00       DEC. 31/99
                                         ------------------------------------------------------------------

Income:
Net investment income during the year      $   30,478       $         -       $         -      $   160,502
Realized gain (loss) during the year           (1,714)               18          (188,395)         (36,495)
Unrealized  appreciation (depreciation)
   during the year                            101,865            95,862           685,423         (317,742)
                                         ------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                 130,629            95,880           497,028         (193,735)
                                         ------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                1,636,691           373,681         1,186,445        1,586,580
    Transfer of termination                  (212,546)          (40,839)         (259,732)        (292,517)
    Transfer of policy loans                   (1,791)                -           (42,156)          (4,081)
    Net interfund transfers                 2,518,120         1,465,208           983,192          419,572
                                         ------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                  3,940,474         1,798,050         1,867,749        1,709,554
                                         ------------------------------------------------------------------

Total increase (decrease) in assets         4,071,103         1,893,930         2,364,777        1,515,819

Assets beginning of year                    1,893,930                 -         5,083,047        3,567,228
                                         ------------------------------------------------------------------
Assets end of year                         $5,965,033       $ 1,893,930       $ 7,447,824      $ 5,083,047
                                         ==================================================================



* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through September 30, 2000.

See accompanying notes.

WORLDWIDE GROWTH        SUB-ACCOUNT
-------------------------------------------------------------------------
                         500 INDEX                     TOTAL
-------------------------------------------------------------------------
   Year Ended          Period Ended**      Period Ended      Year Ended
   Dec. 31/99           Sept. 30/00        Sept. 30/00       Dec. 31/99
-------------------------------------------------------------------------

  $    11,362        $         -           $ 50,305,910       31,693,647
       68,678                121             21,255,129       20,827,272

      (14,108)           (53,713)           (37,265,850)      69,327,505
-------------------------------------------------------------------------

       65,932            (53,592)            34,295,189      121,848,424
-------------------------------------------------------------------------


      274,770          1,205,816            146,617,867      138,216,989
      (16,702)           (50,153)           (48,726,026)     (51,392,480)
      (11,284)                 -             (4,804,970)      (3,208,585)
   (1,392,780)           871,061                196,430         (253,364)
-------------------------------------------------------------------------

   (1,145,996)         2,026,724             93,283,301       83,362,560
-------------------------------------------------------------------------

   (1,080,064)         1,973,132            127,578,490      205,210,984

    1,080,064                  -            683,749,787      478,538,803
-------------------------------------------------------------------------
  $         -        $ 1,973,132           $811,328,277      683,749,787
=========================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                               September 30, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in forty-seven sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly-owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio the Trust. The Trust is registered under the Investment Company Act of 1940 as open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, effective May 2, 2000, the following sub-account of the Account has been replaced with a new sub-account fund as follows:

           PREVIOUS FUND                         NEW FUND
           -------------                         --------
        Mid Cap Growth Trust                 All Cap Growth Trust

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (unaudited)
                                   (continued)


1.  ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of Manufacturers Life of America:


                                             Commencement of Operations
                                                Of the Sub-accounts
                                             --------------------------

Dynamic Growth Trust                                May 2, 2000
International Index Trust                           May 2, 2000
International Value Trust                           May 1, 1999
Internet Technologies Trust                         May 2, 2000
Mid Cap Index Trust                                 May 2, 2000
Mid Cap Stock Trust                                 May 1, 1999
Small Cap Index Trust                               May 2, 2000
Small Company Blend Trust                           May 1, 1999
Tactical Allocation Trust                           May 2, 2000
Total Return Trust                                  May 1, 1999
Total Stock Market Index Trust                      May 2, 2000
U.S. Large Cap Value Trust                          May 1, 1999
500 Index Trust                                     May 2, 2000


2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.





2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              The Manufacturers Life Insurance Company of America
                             Separate Account Three

                   Notes to Financial Statements (unaudited)
                                  (continued)


In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

4. PURCHASES AND SALES OF MANUFACTURERS INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the period ended September 30, 2000.


                                                    PURCHASES         SALES
                                                  ------------    ------------

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (unaudited)
                                   (continued)


Aggressive Growth Trust                           $  6,145,460    $  1,663,895
All Cap Growth Trust                                12,665,664       5,189,957
Balanced Trust                                       3,711,085       6,633,500
Blue Chip Growth Trust                              11,959,885       3,639,258
Diversified Bond Trust                               1,411,779         167,190
Dynamic Growth Trust                                 1,417,001          39,148
Emerging Small Company Trust                        17,055,258       9,971,444
Equity Income Trust                                  5,654,372       2,663,439
Equity Index Trust                                  16,741,490       8,610,951
Global Bond Trust                                      206,367         113,812
Global Equity Trust                                 14,570,086      12,344,105
Growth Trust                                         9,108,056       2,188,638
Growth & Income Trust                               12,028,692       2,454,948
High Yield Trust                                     1,770,076       1,156,778
Income and Value Trust                               2,200,552         322,943
International Index Trust                               80,856           1,108
International Small Cap Trust                       14,033,480       9,817,243
International Stock Trust                           15,177,878      13,101,291
International Value Trust                            1,325,594         660,007
Internet Technologies Trust                          1,278,834         552,147
Investment Quality Bond Trust                        4,947,601       2,455,941
Large Cap Growth Trust                               9,104,662         871,196
Lifestyle Aggressive 1000 Trust                      1,285,632         408,012
Lifestyle Balanced 640 Trust                         3,326,231       1,727,198
Lifestyle Conservative 280 Trust                       106,954          12,742
Lifestyle Growth 820 Trust                           5,530,378       1,073,747
Lifestyle Moderate 460 Trust                           448,685         264,357
Mid-Cap Blend Trust                                  9,832,341       1,947,461
Mid Cap Index Trust                                    583,069          20,914
Mid Cap Stock Trust                                  1,193,068         446,013
Money Market Trust                                  95,750,183      88,213,905
Overseas Trust                                      16,699,171      13,422,114
Pacific Rim Emerging Markets Trust                   8,847,872       7,487,121
Quantitative Equity Trust                           15,129,922       6,496,621
Real Estate Securities Trust                         2,502,895       2,124,178
4. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                    PURCHASES         SALES
                                                  ------------    ------------

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (unaudited)
                                   (continued)

Science & Technology Trust                          31,545,070      16,673,833
Small Cap Index Trust                                  115,939           1,661
Small Company Blend Trust                            3,626,492       2,101,487
Small Company Value Trust                            1,891,284         495,978
Strategic Bond Trust                                 1,216,826         676,922
Tactical Allocation Trust                              210,943           1,022
Total Return Trust                                   1,482,745         183,754
Total Stock Market Index                               140,574             613
U.S. Government Securities Trust                     1,233,576       1,172,204
U.S. Large Cap Value Trust                           4,463,419         492,467
Value Trust                                          2,995,041       1,127,291
500 Index Trust                                      2,074,584          47,860
                                                  ----------------------------
Total                                             $374,827,622    $231,238,414
                                                  ============================


5. UNIT VALUES

A summary of the accumulation unit values at September 30, 2000 and December 31, 1999 and the accumulation units and dollar value outstanding at September 30, 2000 for the variable life contracts are as follows:


                                    -------------------------------------------
                                    1999                 2000
                                    -------------------------------------------
                                    UNIT      UNIT
                                    VALUE     VALUE      UNITS        DOLLARS
                                    -------------------------------------------

Aggressive Growth Trust             $20.16   $24.79      306,041   $  7,586,584
All Cap Growth Trust                 28.33    32.43      691,900     22,435,241
Balanced Trust                       29.49    30.11    1,377,794     41,490,711
Blue Chip Growth Trust               24.63    26.50    1,314,911     34,849,989
Diversified Bond Trust               13.07    13.87      207,646      2,879,701
Dynamic Growth Trust                     -    11.77      116,176      1,367,388
Emerging Small Company Trust         74.86    90.61    1,327,471    120,282,447
4. UNIT VALUES (CONTINUED)

                                    -------------------------------------------
                                    1999                 2000
                                    -------------------------------------------
                                    UNIT      UNIT
                                    VALUE     VALUE      UNITS        DOLLARS
                                    -------------------------------------------

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (unaudited)
                                   (continued)

Equity Income Trust                  16.64    17.26    1,331,089     22,974,410
Equity Index Trust                   23.78    23.41    3,485,207     81,586,627
Global Bond Trust                    13.27    12.92       48,914        631,729
Global Equity Trust                  16.97    17.29      507,137      8,767,975
Growth Trust                         25.46    24.21      780,785     18,903,647
Growth and Income Trust              23.46    23.08    2,284,501     52,733,478
High Yield Trust                     15.37    14.90      288,124      4,292,444
Income and Value Trust               15.51    16.26      354,953      5,772,430
International Index Trust                -    11.65        6,509         75,832
International Small Cap Trust        26.16    22.98      323,369      7,431,389
International Stock Trust            18.12    16.05    1,710,586     27,451,192
International Value Trust            12.98    12.04       88,567      1,066,399
Internet Technologies Trust              -    12.24       57,846        708,041
Investment Quality Bond Trust        14.51    15.36    1,646,833     25,292,546
Large Cap Growth Trust               19.42    18.94      686,217     12,998,951
Lifestyle Aggressive 1000 Trust      17.21    17.46      268,504      4,687,561
Lifestyle Balanced 640 Trust         16.76    17.49      549,696      9,615,679
Lifestyle Conservative 280 Trust     15.74    16.52       12,490        206,312
Lifestyle Growth 820 Trust           17.62    17.91    1,329,848     23,816,825
Lifestyle Moderate 460 Trust         16.40    17.07       79,348      1,354,744
Mid-Cap Blend Trust                  18.95    18.95    1,876,520     35,568,309
Mid Cap Index Trust                      -    13.86       42,711        591,971
Mid Cap Stock Trust                  12.60    13.92       71,622        996,979
Money Market Trust                   19.15    19.97    2,660,450     53,138,257
Overseas Trust                       18.96    16.62      395,600      6,577,012
Pacific Rim Emerging Markets Trust   11.85     9.96    1,016,361     10,123,226
Quantitative Equity Trust            53.10    61.48    1,172,287     72,067,036
Real Estate Securities Trust         30.30    35.44      615,306     21,808,300
Science & Technology Trust           40.21    38.80    1,002,436     38,895,391
Small Cap Index                          -    12.64        9,191        116,170
Small Company Blend Trust            16.07    16.14       99,923      1,612,481
Small Company Value Trust             9.21     9.47      269,180      2,549,712
Strategic Bond Trust                 14.11    14.70      263,591      3,876,092
4. UNIT VALUES (CONTINUED)

                                    -------------------------------------------
                                    1999                 2000
                                    -------------------------------------------
                                    UNIT      UNIT
                                    VALUE     VALUE      UNITS        DOLLARS
                                    -------------------------------------------

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (unaudited)
                                   (continued)


Tactical Allocation Trust                -    12.60       16,437        207,108
Total Return Trust                   12.37    13.09      139,651      1,828,561
Total Stock Market Index Trust           -    12.44       11,167        138,917
U.S. Government Securities Trust     11.91    12.71      360,805      4,586,494
U.S. Large Cap Value Trust           12.84    13.39      445,517      5,965,033

Value Trust                          13.81    14.81      502,763      7,447,824
500 Index Trust                          -    12.25      161,072      1,973,132
                                                                   ------------
Total                                                              $811,328,277
                                                                   ============


6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

                          Audited Financial Statements

                        The Manufacturers Life Insurance
                               Company of America
                             Separate Account Three

                     Years ended December 31, 1999 and 1998
                      with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Audited Financial Statements

                     Years ended December 31, 1999 and 1998




                                    CONTENTS


Report of Independent Auditors.............................................   1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................   2
Statements of Operations and Changes in Contract Owners' Equity............   3
Notes to Financial Statements..............................................  20

                         Report of Independent Auditors


To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Three

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Three as of December 31, 1999, and the related statements of operations and changes in contract owners' equity for each of the years presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Three at December 31, 1999, and the results of its operations and the changes in its contract owners' equity for each of the years presented therein, in conformity with accounting principles generally accepted in the United States.

                                           /s/ Ernst & Young

Philadelphia, Pennsylvania
February 4, 2000

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                                December 31, 1999

ASSETS
Investments at market value:
   Sub-Accounts:
     Emerging Small Company Trust - 2,517,667 shares (cost $56,962,368)                  $    102,569,738
     Quantitative Equity Trust - 2,196,609 shares (cost $45,559,122)                           61,856,519
     Real Estate Securities Trust - 1,477,344 shares (cost $23,848,502)                        19,042,967
     Balanced Trust - 2,545,029 shares (cost $44,680,885)                                      45,352,416
     Money Market Trust - 4,560,198 shares (cost $45,601,979)                                  45,601,979
     International Stock Trust - 1,869,719 shares (cost $24,478,165)                           28,849,762
     Pacific Rim Emerging Markets Trust - 966,004 shares (cost $8,342,994)                     10,510,125
     Equity Index Trust - 4,134,764 shares (cost $62,832,544)                                  74,963,275
     Mid-Cap Blend Trust - 1,492,254 shares (cost $29,249,089)                                 32,680,369
     Equity Income Trust - 1,290,059 shares (cost $21,117,300)                                 21,995,504
     Growth and Income Trust - 1,440,865 shares (cost $36,292,994)                             47,073,070
     U.S. Government Securities Trust - 344,314 shares (cost $4,625,047)                        4,558,716
     Diversified Bond Trust - 161,123 shares (cost $1,790,492)                                  1,743,348
     Income and Value Trust - 368,281 shares (cost $4,665,689)                                  4,754,507
     Large Cap Growth Trust - 387,122 shares (cost $5,648,402)                                  6,670,104
     Blue Chip Growth Trust - 1,192,225 shares (cost $21,692,475)                              25,799,741
     Science & Technology Trust - 731,524 shares (cost $19,630,490)                            26,459,240
     Aggressive Growth Trust - 141,861 shares (cost $1,984,755)                                 2,459,870
     Mid Cap Growth Trust - 561,194 shares (cost $10,615,373)                                  13,968,112
     Global Equity Trust - 393,659 shares (cost $7,272,197)                                     7,396,859
     Growth Trust - 545,075 shares (cost $11,809,846)                                          14,651,615
     Value Trust - 384,206 shares (cost $5,651,036)                                             5,083,047
     Overseas Trust - 274,645 shares (cost $3,839,581)                                          4,372,356
     High Yield Trust - 297,754 shares (cost $4,001,847)                                        3,823,158
     Strategic Bond Trust - 312,508 shares (cost $3,604,143)                                    3,481,336
     Global Bond Trust - 49,407 shares (cost $581,723)                                            573,117
     Investment Quality Bond Trust - 1,998,001 shares (cost $23,473,710)                       23,176,815
     Lifestyle Aggressive 1000 Trust - 271,956 shares (cost $3,649,495)                         3,954,235
     Lifestyle Growth 820 Trust - 1,361,688 shares (cost $18,622,072)                          20,670,423
     Lifestyle Balanced 640 Trust - 578,378 shares (cost $7,644,416)                            8,236,104
     Lifestyle Moderate 460 Trust - 90,296 shares (cost $1,225,026)                             1,275,882
     Lifestyle Conservative 280 Trust - 8,760 shares (cost $117,186)                              115,194
     International Small Cap Trust - 196,412 shares (cost $3,969,765)                           5,530,970
     Small Company Value Trust - 89,699 shares (cost $1,001,311)                                1,100,603
     U.S. Large Cap Value Trust - 147,502 shares (cost $1,798,067)                              1,893,930
     Mid Cap Stock Trust - 14,777 shares (cost $178,958)                                          186,188
     Small Company Blend Trust - 24,215 shares (cost $340,466)                                    381,629
     International Value Trust - 35,241 shares (cost $423,664)                                    457,427
     Total Return Trust - 38,766 shares (cost $479,173)                                           479,537
                                                                                         ----------------
Total assets                                                                             $    683,749,787
                                                                                         ================
CONTRACT OWNERS' EQUITY
Variable life contracts                                                                  $    683,749,787
                                                                                         ================


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

         Statements of Operations and Changes in Contract Owners' Equity




                                                                                       SUB-ACCOUNT

                                                              EMERGING SMALL COMPANY                        QUANTITATIVE EQUITY

                                                      YEAR ENDED               YEAR ENDED          YEAR ENDED            YEAR ENDED
                                                      DEC. 31/99               DEC. 31/98          DEC. 31/99            DEC. 31/98
Income:
   Net investment income during
     the year                                      $     931,296           $     995,471        $   5,044,334         $   5,169,494
   Realized gain (loss) during the year                2,234,670               1,245,244            3,505,103             1,617,119
   Unrealized appreciation (depreciation)
     during the year                                  40,955,434              (2,091,940)           2,911,530             3,915,612
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                         44,121,400                 148,775           11,460,967            10,702,225
                                                   --------------------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                            9,489,193              12,733,443            7,800,323             7,242,095
   Transfer on termination                            (8,527,672)             (6,445,689)          (5,396,356)           (3,997,775)
   Transfer on policy loans                             (504,673)               (218,046)            (474,041)             (273,706)
   Net interfund transfers                            (8,765,065)             (5,805,034)          (3,728,101)           (1,628,360)
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                             (8,308,217)                264,674           (1,798,175)            1,342,254
                                                   --------------------------------------------------------------------------------
Total increase (decrease) in assets                   35,813,183                 413,449            9,662,792            12,044,479

Assets beginning of year                              66,756,555              66,343,106           52,193,727            40,149,248
                                                   --------------------------------------------------------------------------------
Assets end of year                                 $ 102,569,738           $  66,756,555        $  61,856,519         $  52,193,727
                                                   ================================================================================



See accompanying notes.

                                                            SUB-ACCOUNT


           REAL ESTATE SECURITIES                            BALANCED                               CAPITAL GROWTH BOND
      YEAR ENDED            YEAR ENDED            YEAR ENDED              YEAR ENDED          YEAR ENDED             YEAR ENDED
      DEC. 31/99            DEC. 31/98            DEC. 31/99              DEC. 31/98          DEC. 31/99             DEC. 31/98

      $  1,081,197          $  3,092,425           $  3,363,625           $  5,710,136           $  1,504,363          $  1,051,960
            82,415               381,699              1,479,053                686,522               (404,112)              351,921
        (2,907,686)           (7,717,257)            (5,660,915)              (293,599)            (1,309,718)              110,113
      -----------------------------------------------------------------------------------------------------------------------------

        (1,744,074)           (4,243,133)              (818,237)             6,103,059               (209,467)            1,513,994
      -----------------------------------------------------------------------------------------------------------------------------


         3,182,121             5,859,264              5,916,660              7,177,808              1,253,415             3,364,775
        (2,092,541)           (2,117,340)            (5,526,738)            (4,188,769)              (627,273)           (1,655,470)
          (117,862)              (77,402)              (340,550)              (150,786)               (25,224)              (32,638)
        (2,881,180)           (2,327,888)            (4,108,655)              (534,390)           (21,636,729)             (584,488)
      -----------------------------------------------------------------------------------------------------------------------------

        (1,909,462)            1,336,634             (4,059,283)             2,303,863            (21,035,811)            1,092,179
      -----------------------------------------------------------------------------------------------------------------------------
        (3,653,536)           (2,906,499)            (4,877,520)             8,406,922            (21,245,278)            2,606,173

        22,696,503            25,603,002             50,229,936             41,823,014             21,245,278            18,639,105
      -----------------------------------------------------------------------------------------------------------------------------
      $ 19,042,967          $ 22,696,503           $ 45,352,416           $ 50,229,936           $         --          $ 21,245,278
      =============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)





                                                                         SUB-ACCOUNT

                                                                  MONEY                                     INTERNATIONAL
                                                                  MARKET                                        STOCK
                                                    --------------------------------            ----------------------------------
                                                    YEAR ENDED            YEAR ENDED            YEAR ENDED              YEAR ENDED
                                                     DEC. 31/99           DEC. 31/98             DEC. 31/99             DEC. 31/98
Income:
   Net investment income during
     the year                                      $  1,699,216          $  1,481,440           $  2,378,902           $    313,529
   Realized gain (loss) during the year                      --                    --              1,389,951                674,744
   Unrealized appreciation (depreciation)
     during the year                                         --                    --              2,728,312              1,511,476
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets
   from operations                                    1,699,216             1,481,440              6,497,165              2,499,749
                                                   --------------------------------------------------------------------------------
Changes in principal transactions:
   Transfer of net premiums                          29,641,080            22,297,227              3,991,679              4,538,425
   Transfer on termination                           (5,654,160)           (3,358,411)            (1,409,171)            (1,187,826)
   Transfer on policy loans                             266,827              (384,658)              (245,714)               (59,954)
   Net interfund transfers                          (12,059,047)          (17,755,116)              (561,839)              (574,437)
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                            12,194,700               799,042              1,774,955              2,716,208

Total increase (decrease) in assets                  13,893,916             2,280,482              8,272,120              5,215,957

Assets beginning of year                             31,708,063            29,427,581             20,577,642             15,361,685
                                                   --------------------------------------------------------------------------------
Assets end of year                                 $ 45,601,979          $ 31,708,063           $ 28,849,762           $ 20,577,642
                                                   ================================================================================


See accompanying notes.

                                                   SUB-ACCOUNT


         PACIFIC RIM EMERGING MARKETS                         EQUITY INDEX                                MID-CAP BLEND

       YEAR ENDED            YEAR ENDED            YEAR ENDED            YEAR ENDED              YEAR ENDED            YEAR ENDED
       DEC. 31/99            DEC. 31/98            DEC. 31/99            DEC. 31/98              DEC. 31/99            DEC. 31/98

$        188,217           $         --           $  1,825,519           $  1,392,501           $  3,059,165           $  3,871,537

       1,967,184             (2,620,543)             3,651,616                603,079               (531,319)              (152,838)

       1,745,251              2,542,198              5,860,560              5,782,122              4,461,702             (1,767,849)
-----------------------------------------------------------------------------------------------------------------------------------
       3,900,652                (78,345)            11,337,695              7,777,702              6,989,548              1,950,850
-----------------------------------------------------------------------------------------------------------------------------------

       1,679,389              1,563,148             18,917,139             12,850,700              5,041,183              5,682,311
        (471,769)              (436,588)            (4,357,423)            (2,024,088)            (1,858,127)            (1,536,387)
         (33,384)               (15,173)              (494,140)              (475,140)              (108,303)               (34,034)
        (185,077)               229,348              5,753,290              6,006,985             (1,877,218)                19,738
-----------------------------------------------------------------------------------------------------------------------------------
         989,159              1,340,735             19,818,866             16,358,457              1,197,535              4,131,628
-----------------------------------------------------------------------------------------------------------------------------------
       4,889,811              1,262,390             31,156,561             24,136,159              8,187,083              6,082,478

       5,620,314              4,357,924             43,806,714             19,670,555             24,493,286             18,410,808
-----------------------------------------------------------------------------------------------------------------------------------
$     10,510,125           $  5,620,314           $ 74,963,275           $ 43,806,714           $ 32,680,369           $ 24,493,286
===================================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)





                                                                                 SUB-ACCOUNT

                                                             EQUITY INCOME                             GROWTH AND INCOME

                                                    YEAR ENDED           YEAR ENDED             YEAR ENDED            YEAR ENDED
                                                    DEC. 31/99           DEC. 31/98             DEC. 31/99            DEC. 31/98

Income:
   Net investment income during
     the year                                      $  1,458,179          $    976,745           $  1,278,189           $  1,500,080
   Net realized gain (loss)
     during the year                                    374,940               287,480              1,264,337                800,716
   Unrealized appreciation (depreciation)
     during the year                                 (1,255,027)              218,367              4,417,624              3,851,331
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                           578,092             1,482,592              6,960,150              6,152,127
                                                   --------------------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                           3,893,423             3,243,426              7,477,562              6,862,398
   Transfer on termination                           (1,286,389)           (1,437,923)            (3,261,292)            (1,576,405)
   Transfer on policy loans                             (77,443)              (98,668)              (176,590)               (46,701)
   Net interfund transfers                              311,991               563,898              2,945,525              2,330,998
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                             2,841,582             2,270,733              6,985,205              7,570,290
                                                   --------------------------------------------------------------------------------

Total increase (decrease) in assets                   3,419,674             3,753,325             13,945,355             13,722,417

Assets beginning of year                             18,575,830            14,822,505             33,127,715             19,405,298
                                                   --------------------------------------------------------------------------------
Assets end of year                                 $ 21,995,504          $ 18,575,830           $ 47,073,070           $ 33,127,715
                                                   ================================================================================



See accompanying notes.

                                                                  SUB-ACCOUNT

                U.S. GOVERNMENT SECURITIES                      DIVERSIFIED BOND                          INCOME AND VALUE

            YEAR ENDED             YEAR ENDED           YEAR ENDED            YEAR ENDED           YEAR ENDED           YEAR ENDED
            DEC. 31/99             DEC. 31/98           DEC. 31/99            DEC. 31/98           DEC. 31/99           DEC. 31/98

           $   143,586           $   109,401           $    96,499           $    72,830           $   408,866          $   247,923

                21,642                31,818                (9,175)                4,682                13,556               10,961

              (173,224)               39,816               (72,120)                7,436               (94,286)              81,935
           ------------------------------------------------------------------------------------------------------------------------
                (7,996)              181,035                15,204                84,948               328,136              340,819
           ------------------------------------------------------------------------------------------------------------------------
               933,102               664,545               561,745               176,976             1,638,769              895,345
              (302,051)             (154,411)              (59,417)              (52,005)             (330,215)            (208,435)
                    75               (32,573)               (1,024)                   --                (9,200)              (7,332)
               630,563               423,298               276,738                46,253                 1,531              230,395
           ------------------------------------------------------------------------------------------------------------------------
             1,261,689               900,859               778,042               171,224             1,300,885              909,973
           ------------------------------------------------------------------------------------------------------------------------
             1,253,693             1,081,894               793,246               256,172             1,629,021            1,250,792

             3,305,023             2,223,129               950,102               693,930             3,125,486            1,874,694
           ------------------------------------------------------------------------------------------------------------------------
           $ 4,558,716           $ 3,305,023           $ 1,743,348           $   950,102           $ 4,754,507          $ 3,125,486
           ========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)





                                                                                      SUB-ACCOUNT

                                                              LARGE CAP GROWTH                            BLUE CHIP GROWTH

                                                     YEAR ENDED             YEAR ENDED            YEAR ENDED            YEAR ENDED
                                                     DEC. 31/99             DEC. 31/98            DEC. 31/99            DEC. 31/98
Income:
   Net investment income during
     the year                                      $    371,353           $    312,103           $    704,256          $     98,459
   Net realized gain (loss)
     during the year                                    100,576                 29,565                613,535               137,311
   Unrealized appreciation (depreciation)
     during the year                                    677,804                179,177              2,347,320             1,520,566
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                         1,149,733                520,845              3,665,111             1,756,336
                                                   --------------------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                           1,349,722                953,535              6,033,752             3,950,204
   Transfer on termination                             (310,785)              (257,332)            (1,605,280)             (422,824)
   Transfer on policy loans                             (20,962)                (9,000)              (118,582)              (27,578)
   Net interfund transfers                              876,677                193,464              7,106,796             1,683,424
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                             1,894,652                880,667             11,416,686             5,183,226
                                                   --------------------------------------------------------------------------------
Total increase (decrease) in assets                   3,044,385              1,401,512             15,081,797             6,939,562

Assets beginning of year                              3,625,719              2,224,207             10,717,944             3,778,382
                                                   --------------------------------------------------------------------------------
Assets end of year                                 $  6,670,104           $  3,625,719           $ 25,799,741          $ 10,717,944
                                                   ================================================================================



See accompanying notes.

                                                               SUB-ACCOUNT

              SCIENCE & TECHNOLOGY                          AGGRESSIVE GROWTH                              MID CAP GROWTH

          YEAR ENDED           YEAR ENDED              YEAR ENDED          YEAR ENDED            YEAR ENDED             YEAR ENDED
          DEC. 31/99           DEC. 31/98              DEC. 31/99          DEC. 31/98            DEC. 31/99             DEC. 31/98

       $  1,831,034           $         --           $         --          $         --           $    893,908         $         --

          2,759,418               (371,868)               201,319               (17,790)               465,497               39,039

          5,368,742              1,522,473                399,725                93,900              2,522,463              834,458
       ----------------------------------------------------------------------------------------------------------------------------
          9,959,194              1,150,605                601,044                76,110              3,881,868              873,497
       ----------------------------------------------------------------------------------------------------------------------------
          3,767,735              1,150,664                595,127               515,555              1,888,993            1,769,196
           (796,754)               (90,696)              (133,411)              (58,953)              (645,925)            (173,727)
            (98,286)               (13,553)                  (156)              (11,158)               (17,003)              (9,934)
          8,691,040              1,674,262               (206,543)              520,806              2,996,672            1,932,598
       ----------------------------------------------------------------------------------------------------------------------------
         11,563,735              2,720,677                255,017               966,250              4,222,737            3,518,133
       ----------------------------------------------------------------------------------------------------------------------------
         21,522,929              3,871,282                856,061             1,042,360              8,104,605            4,391,630

          4,936,311              1,065,029              1,603,809               561,449              5,863,507            1,471,877
       ----------------------------------------------------------------------------------------------------------------------------
       $ 26,459,240           $  4,936,311           $  2,459,870          $  1,603,809           $ 13,968,112         $  5,863,507
       ============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)





                                                                                        SUB-ACCOUNT

                                                                WORLDWIDE GROWTH                           GLOBAL EQUITY

                                                        YEAR ENDED            YEAR ENDED           YEAR ENDED             YEAR ENDED
                                                        DEC. 31/99            DEC. 31/98           DEC. 31/99             DEC. 31/98
Income:
   Net investment income during
     the year                                         $    11,362           $     5,574           $   493,157           $   167,578
   Net realized gain (loss)
     during the year                                       68,678                14,712              (155,359)              (35,168)
   Unrealized appreciation (depreciation)
     during the year                                      (14,108)               18,500              (121,909)              214,456
                                                      -----------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                              65,932                38,786               215,889               346,866
                                                      -----------------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                               274,770               396,653             1,527,332             1,830,508
   Transfer on termination                                (16,702)              (41,648)             (386,590)             (146,797)
   Transfer on policy loans                               (11,284)               (6,172)              (21,561)               (6,447)
   Net interfund transfers                             (1,392,780)              377,034             1,818,979               750,096
                                                      -----------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                              (1,145,996)              725,867             2,938,160             2,427,360
                                                      -----------------------------------------------------------------------------
Total increase (decrease) in assets                    (1,080,064)              764,653             3,154,049             2,774,226

Assets beginning of year                                1,080,064               315,411             4,242,810             1,468,584
                                                      -----------------------------------------------------------------------------
Assets end of year                                    $        --           $ 1,080,064           $ 7,396,859           $ 4,242,810
                                                      =============================================================================



See accompanying notes.

                                                                  SUB-ACCOUNT

                          GROWTH                                    VALUE                                     OVERSEAS

              YEAR ENDED           YEAR ENDED           YEAR ENDED            YEAR ENDED           YEAR ENDED            YEAR ENDED
              DEC. 31/99           DEC. 31/98           DEC. 31/99            DEC. 31/98           DEC. 31/99            DEC. 31/98




           $    447,543          $     95,683          $    160,502           $    117,791         $         --        $     51,082

                530,120               123,525               (36,495)                22,516              588,825              (4,342)

              2,359,746               466,535              (317,742)              (229,473)             485,470              86,563
           ------------------------------------------------------------------------------------------------------------------------
              3,337,409               685,743              (193,735)               (89,166)           1,074,295             133,303
           ------------------------------------------------------------------------------------------------------------------------
              2,817,768             3,294,658             1,586,580              1,600,753              516,783             515,640
               (500,367)             (107,258)             (292,517)              (117,194)             (73,681)            (50,349)
                (74,903)              (38,221)               (4,081)               (12,965)             (14,262)             (2,253)
              2,324,764             1,662,737               419,572              1,104,824            1,464,007              23,545
           ------------------------------------------------------------------------------------------------------------------------
              4,567,262             4,811,916             1,709,554              2,575,418            1,892,847             486,583

              7,904,671             5,497,659             1,515,819              2,486,252            2,967,142             619,886
           ------------------------------------------------------------------------------------------------------------------------
              6,746,944             1,249,285             3,567,228              1,080,976            1,405,214             785,328
           ------------------------------------------------------------------------------------------------------------------------
           $ 14,651,615          $  6,746,944          $  5,083,047           $  3,567,228         $  4,372,356        $  1,405,214
           ========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)





                                                                                      SUB-ACCOUNT
                                                                    HIGH YIELD                           STRATEGIC BOND

                                                         YEAR ENDED           YEAR ENDED            YEAR ENDED           YEAR ENDED
                                                         DEC. 31/99           DEC. 31/98            DEC. 31/99           DEC. 31/98
Income:
   Net investment income during
     the year                                         $   340,814           $   151,912           $   204,203           $    86,088
   Net realized gain (loss)
     during the year                                      (57,295)               (7,914)              (74,383)              (17,942)
   Unrealized appreciation (depreciation)
     during the year                                      (69,365)              (95,871)              (62,876)              (70,640)
                                                      -----------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                             214,154                48,127                66,944                (2,494)
                                                      -----------------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                               799,494               943,552               747,221             1,272,907
   Transfer on termination                               (179,923)             (111,555)             (169,596)             (103,790)
   Transfer on policy loans                                (4,294)               (7,304)              (15,952)              (10,279)
   Net interfund transfers                                891,770               158,145               (49,496)            1,091,881
                                                      -----------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                               1,507,047               982,838               512,177             2,250,719
                                                      -----------------------------------------------------------------------------
Total increase (decrease) in assets                     1,721,201             1,030,965               579,121             2,248,225

Assets beginning of year                                2,101,957             1,070,992             2,902,215               653,990
                                                      -----------------------------------------------------------------------------
Assets end of year                                    $ 3,823,158           $ 2,101,957           $ 3,481,336           $ 2,902,215
                                                      =============================================================================



See accompanying notes.

                                               SUB-ACCOUNT

                        GLOBAL BOND                         INVESTMENT QUALITY BOND                  LIFESTYLE AGGRESSIVE 1000

              YEAR ENDED            YEAR ENDED            YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
              DEC. 31/99            DEC. 31/98            DEC. 31/99           DEC. 31/98           DEC. 31/99           DEC. 31/98

           $     43,890           $     27,334           $    115,157          $     20,278         $    178,067       $    168,006

                (70,367)                (8,230)              (118,167)                6,554              (51,566)            (9,962)

                (14,905)                 2,498               (330,836)               27,852              371,856            (56,069)
           ------------------------------------------------------------------------------------------------------------------------
                (41,382)                21,602               (333,846)               54,684              498,357            101,975
           ------------------------------------------------------------------------------------------------------------------------
                124,531                143,923              2,534,307               443,446            1,220,401          1,299,712
                (33,062)               (17,835)            (1,228,511)              (45,715)            (711,359)          (258,375)
                    (11)                (6,107)               (45,188)              (46,096)              (3,817)           (26,714)
               (117,727)               277,425             20,819,872               762,855             (911,439)           316,522
           ------------------------------------------------------------------------------------------------------------------------
                (26,269)               397,406             22,080,480             1,114,490             (406,214)         1,331,145
           ------------------------------------------------------------------------------------------------------------------------
                (67,651)               419,008             21,746,634             1,169,174               92,143          1,433,120

                640,768                221,760              1,430,181               261,007            3,862,092          2,428,972
           ------------------------------------------------------------------------------------------------------------------------
           $    573,117           $    640,768           $ 23,176,815          $  1,430,181         $  3,954,235       $  3,862,092
           ========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                     SUB-ACCOUNT

                                                            LIFESTYLE GROWTH 820                       LIFESTYLE BALANCED 640

                                                     YEAR ENDED             YEAR ENDED            YEAR ENDED            YEAR ENDED
                                                     DEC. 31/99             DEC. 31/98            DEC. 31/99            DEC. 31/98
Income:
   Net investment income during
     the year                                      $    962,278           $    629,682           $    396,729          $    189,230
   Net realized gain (loss)
     during the year                                    (74,308)               (19,242)               (30,994)               (1,929)
   Unrealized appreciation (depreciation)
     during the year                                  1,958,069                115,020                510,201                37,708
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                         2,846,039                725,460                875,936               225,009
                                                   --------------------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                           5,461,863              7,009,770              3,129,737             2,223,707
   Transfer on termination                           (1,622,631)              (827,050)            (1,094,958)             (520,437)
   Transfer on policy loans                            (279,099)              (176,891)               (64,221)              (28,495)
   Net interfund transfers                           (1,593,145)             3,867,109               (306,459)            1,672,788
                                                   --------------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                             1,966,988              9,872,938              1,664,099             3,347,563
                                                   --------------------------------------------------------------------------------
Total increase (decrease) in assets                   4,813,027             10,598,398              2,540,035             3,572,572

Assets beginning of year                             15,857,396              5,258,998              5,696,069             2,123,497
                                                   --------------------------------------------------------------------------------
Assets end of year                                 $ 20,670,423           $ 15,857,396           $  8,236,104          $  5,696,069
                                                   ================================================================================


15
See accompanying notes.

                                                                SUB-ACCOUNT

                 LIFESTYLE MODERATE 460                  LIFESTYLE CONSERVATIVE 280                  INTERNATIONAL SMALL CAP

              YEAR ENDED           YEAR ENDED           YEAR ENDED          YEAR ENDED            YEAR ENDED             YEAR ENDED
              DEC. 31/99           DEC. 31/98           DEC. 31/99          DEC. 31/98            DEC. 31/99             DEC. 31/98

           $    49,688           $    20,025           $    11,447          $       552           $     9,451           $     5,687

                (1,920)               (8,653)                1,866                1,625             1,126,604               (30,291)

                30,959                19,892                (7,716)               5,695             1,360,161               240,125
           ------------------------------------------------------------------------------------------------------------------------
                78,727                31,264                 5,597                7,872             2,496,216               215,521
           ------------------------------------------------------------------------------------------------------------------------
               324,816               287,313                42,811               35,078               826,503               923,655
               (80,708)              (25,583)               (8,329)              (3,934)             (206,773)              (94,819)
               (61,993)                   --                    --                   --               (11,684)              (11,877)
               336,696               282,970               (32,902)              67,660              (266,727)              258,711
           ------------------------------------------------------------------------------------------------------------------------
               518,811               544,700                 1,580               98,804               341,319             1,075,670
           ------------------------------------------------------------------------------------------------------------------------
               597,538               575,964                 7,177              106,676             2,837,535             1,291,191

               678,344               102,380               108,017                1,341             2,693,435             1,402,244
           ------------------------------------------------------------------------------------------------------------------------
           $ 1,275,882           $   678,344           $   115,194          $   108,017           $ 5,530,970           $ 2,693,435
           ========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)





                                                                                               SUB-ACCOUNT

                                                                                SMALL COMPANY                            U.S. LARGE
                                                                                    VALUE                                 CAP VALUE

                                                                         YEAR                    PERIOD                    PERIOD
                                                                        ENDED                    ENDED*                     ENDED**
                                                                      DEC. 31/99                DEC. 31/98               DEC. 31/99
Income:
   Net investment income during
     the year                                                       $       305               $        --               $        --
   Net realized gain (loss)
     during the year                                                      7,291                    (3,492)                       18
   Unrealized appreciation (depreciation)
     during the year                                                     88,627                    10,664                    95,862
                                                                    ---------------------------------------------------------------
Net increase (decrease) in assets
   from operations                                                       96,223                     7,172                    95,880
                                                                    ---------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                             398,042                   183,290                   373,681
   Transfer on termination                                              (50,211)                   (6,126)                  (40,839)
   Transfer on policy loans                                                  --                        --                        --
   Net interfund transfers                                              289,944                   182,269                 1,465,208
                                                                    ---------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                                               637,775                   359,433                 1,798,050
                                                                    ---------------------------------------------------------------
Total increase (decrease) in assets                                     733,998                   366,605                 1,893,930

Assets beginning of year                                                366,605                        --                        --
                                                                    ---------------------------------------------------------------
Assets end of year                                                  $ 1,100,603               $   366,605               $ 1,893,930
                                                                    ===============================================================


* Reflects the period from commencement of operations May 1, 1998 through December 31, 1998.

** Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

See accompanying notes.

                           SUB-ACCOUNT

        MID CAP             SMALL COMPANY        INTERNATIONAL
        STOCK                  BLEND                 VALUE
        PERIOD                 PERIOD                PERIOD
        ENDED**               ENDED**                ENDED**
      DEC. 31/99             DEC. 31/99            DEC. 31/99

  $             -        $          7,350      $             -

              (158)                 1,781                (6,853)

             7,230                 41,163                33,763
  -------------------------------------------------------------
             7,072                 50,294                26,910
  -------------------------------------------------------------
           114,220                174,380                67,544
            (9,534)               (10,104)               (5,873)
                 -                      -                     -
            74,430                167,059               368,846
  -------------------------------------------------------------
           179,116                331,335               430,517
  -------------------------------------------------------------
           186,188                381,629               457,427

                 -                      -                     -
  -------------------------------------------------------------
  $        186,188      $         381,629     $         457,427
  =============================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)





                                                                 SUB-ACCOUNT
                                                                 TOTAL RETURN                              TOTAL

                                                                     PERIOD                    YEAR                     YEAR
                                                                     ENDED**                   ENDED                    ENDED
                                                                   DEC. 31/99                DEC. 31/99                DEC. 31/98
Income:
   Net investment income
     during the year                                            $          --              $  31,693,647              $  28,132,536
   Net realized gain (loss)
     during the year                                                     (252)                20,827,272                  3,760,628
   Unrealized appreciation (depreciation)
     during the year                                                      364                 69,327,505                 11,133,790
                                                                -------------------------------------------------------------------
Net increase (decrease) in net assets from
   operations                                                             112                121,848,424                 43,026,954
                                                                -------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                           102,093                138,216,989                125,895,605
   Transfer on termination                                            (17,463)               (51,392,480)               (33,859,519)
   Transfer on policy loans                                                --                 (3,208,585)                (2,357,855)
   Net interfund transfers                                            394,795                   (253,364)                  (497,675)
                                                                -------------------------------------------------------------------
Net increase (decrease) in net assets
   from principal transactions                                        479,425                 83,362,560                 89,180,556
                                                                -------------------------------------------------------------------

Total increase (decrease) in net assets                               479,537                205,210,984                132,207,510

Net assets beginning of year                                               --                478,538,803                346,331,293
                                                                -------------------------------------------------------------------
Net assets end of year                                          $     479,537              $ 683,749,787              $ 478,538,803
                                                                ===================================================================


** Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

See accompanying notes

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                                December 31, 1999


1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in thirty nine sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)



1. ORGANIZATION (CONTINUED)

As the result of portfolio changes, effective May 1, 1999, the following sub-accounts of the Account have been replaced with new sub-account funds as follows:


           PREVIOUS FUND
Emerging Growth Trust
Conservative Asset Allocation Trust
Moderate Asset Allocation Trust
Aggressive Asset Allocation Trust
Pilgrim Baxter Growth Trust
Small/Mid Cap Trust
International Growth & Income Trust
Global Government Bond Trust
Equity Trust


           NEW FUND
 Emerging Small Company Trust
 Diversified Bond Trust
 Income & Value Trust
 Large Cap Growth Trust
 Aggressive Growth Trust
 Mid Cap Growth Trust
 Overseas Trust
 Global Bond Trust
 Mid-Cap Blend Trust

Effective May 1, 1999 the following sub-accounts of the Account were merged with existing sub-account funds as follows:

Capital Growth Bond Trust merged with Investment Quality Bond Trust Worldwide Growth Trust merged with Global Equity Trust

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of Manufacturers Life of America:

                                              COMMENCEMENT OF OPERATIONS
                                                 OF THE SUB-ACCOUNTS
U.S. Large Cap Value Trust                           May 1, 1999
Mid Cap Stock Trust                                  May 1, 1999
Small Company Blend Trust                            May 1, 1999
International Value Trust                            May 1, 1999
Total Return Trust                                   May 1, 1999
Small Company Value Trust                            May 1, 1998

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)

4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the year ended December 31, 1999.

                                                                        PURCHASES               SALES
Emerging Small Company Trust                                         $     4,930,767       $    12,307,689
Quantitative Equity Trust                                                 11,311,432             8,065,273
Real Estate Securities Trust                                               2,924,123             3,752,388
Balanced Trust                                                             6,443,053             7,138,712
Money Market Trust                                                        93,498,772            79,604,857
Capital Growth Bond Trust                                                  2,220,395            21,751,843
International Stock Trust                                                 12,891,686             8,737,829
Pacific Rim Emerging Markets Trust                                         8,625,380             7,448,004
Equity Index Trust                                                        33,234,821            11,590,436
Mid-Cap Blend Trust                                                        8,272,145             4,015,446
Equity Income Trust                                                        6,544,272             2,244,511
Growth and Income Trust                                                   12,009,895             3,746,501
U.S. Government Securities Trust                                           2,543,020             1,137,745
Diversified Bond Trust                                                     1,294,441               419,899
Income and Value Trust                                                     2,249,904               540,152
Large Cap Growth Trust                                                     3,041,905               775,900
Blue Chip Growth Trust                                                    14,098,770             1,977,828
Science & Technology Trust                                                22,500,094             9,105,324
Aggressive Growth Trust                                                    2,481,840             2,226,824
Mid Cap Growth Trust                                                       8,060,295             2,943,649
Worldwide Growth Trust                                                       739,029             1,873,661
Global Equity Trust                                                       23,224,517            19,793,199
Growth Trust                                                               9,230,965             4,216,159
Value Trust                                                                2,806,328               936,272
Overseas Trust                                                            15,131,266            13,238,418
High Yield Trust                                                           3,483,268             1,635,407
Strategic Bond Trust                                                       1,325,957               609,577
Global Bond Trust                                                            893,465               875,845
Investment Quality Bond Trust                                             24,878,917             2,683,280
Lifestyle Aggressive 1000 Trust                                            1,479,616             1,707,763
Lifestyle Growth 820 Trust                                                 7,349,779             4,420,513
Lifestyle Balanced 640 Trust                                               3,774,746             1,683,917

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)

4. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                                             PURCHASES              SALES
Lifestyle Moderate 460 Trust                                                   799,037             230,539
Lifestyle Conservative 280 Trust                                               156,102             143,075
International Small Cap Trust                                                7,291,927           6,941,156
Small Company Value Trust                                                    1,103,975             465,895
U.S. Large Cap Value Trust                                                   1,891,706              93,657
Mid Cap Stock Trust                                                            340,725             161,609
Small Company Blend Trust                                                      416,255              77,570
International Value Trust                                                      665,242             234,725
Total Return Trust                                                             528,471              49,046
                                                                         ---------------------------------
Total                                                                    $ 366,688,303       $ 251,602,093
                                                                         =================================

5. UNIT VALUES

A summary of the accumulation unit values at December 31, 1999 and 1998 and the accumulation units and dollar value outstanding at December 31, 1999 for the variable life contracts are as follows:

                                                    1998                         1999
                                                    UNIT         UNIT
                                                    VALUE        VALUE          UNITS            DOLLARS
Emerging Small Company Trust                      $  43.14     $  74.86        1,370,106         $102,569,738
Quantitative Equity Trust                            43.42        53.10        1,164,916           61,856,519
Real Estate Securities Trust                         32.93        30.30          628,550           19,042,967
Balanced Trust                                       29.99        29.49        1,537,754           45,352,416
Money Market Trust                                   18.31        19.15        2,381,133           45,601,979
International Stock Trust                            13.97        18.12        1,592,351           28,849,762
Pacific Rim Emerging Markets Trust                    7.28        11.85          886,638           10,510,125
Equity Index Trust                                   19.72        23.78        3,152,866           74,963,275
Mid-Cap Blend Trust                                  14.83        18.95        1,724,867           32,680,369
Equity Income Trust                                  16.09        16.64        1,321,869           21,995,504
Growth and Income Trust                              19.74        23.46        2,006,153           47,073,070
U.S. Government Securities Trust                     11.94        11.91          382,656            4,558,716
Diversified Bond Trust                               12.98        13.07          133,384            1,743,348
Income and Value Trust                               14.27        15.51          306,506            4,754,507
Large Cap Growth Trust                               15.50        19.42          343,487            6,670,104

                                                    1998                            1999
                                                    UNIT         UNIT
                                                    VALUE        VALUE          UNITS            DOLLARS
Blue Chip Growth Trust                            $  20.62      $ 24.63        1,047,662     $     25,799,741
Science & Technology Trust                           20.16        40.21          658,047           26,459,240
Aggressive Growth Trust                              15.16        20.16          122,003            2,459,870
Mid Cap Trust                                        19.58        28.33          492,982           13,968,112
Global Equity Trust                                  16.37        16.97          435,835            7,396,859
Growth Trust                                         18.56        25.46          575,470           14,651,615
Value Trust                                          14.21        13.81          368,022            5,083,047
Overseas Trust                                       13.48        18.96          230,626            4,372,356
High Yield Trust                                     14.24        15.37          248,649            3,823,158
Strategic Bond Trust                                 13.80        14.11          246,780            3,481,336
Global Bond Trust                                    14.22        13.27           43,185              573,117
Investment Quality Bond Trust                        14.77        14.51        1,597,533           23,176,815
Lifestyle Aggressive 1000 Trust                      15.02        17.21          229,734            3,954,235
Lifestyle Growth 820 Trust                           15.11        17.62        1,173,282           20,670,423
Lifestyle Balanced 640 Trust                         14.91        16.76          491,434            8,236,104
Lifestyle Moderate 460 Trust                         15.20        16.40           77,781            1,275,882
Lifestyle Conservative 280 Trust                     15.11        15.74            7,318              115,194
International Small Cap Trust                        14.14        26.16          211,460            5,530,970
Small Company Value Trust                             8.53         9.21          119,484            1,100,603
U.S. Large Cap Value Trust                            -           12.84          147,502            1,893,930
Mid Cap Stock Trust                                   -           12.60           14,777              186,188
Small Company Blend Trust                             -           16.07           23,747              381,629
International Value Trust                             -           12.98           35,241              457,427
Total Return Trust                                    -           12.37           38,766              479,537
                                                                                             ----------------
Total                                                                                        $    683,749,787
                                                                                             ================


6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)

6. RELATED PARTY TRANSACTIONS (CONTINUED)

insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

                                     PART 2

                               OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

      The Manufacturers Life Insurance Company of America hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 192 pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940
The signatures;
Written consents of the following persons:
        A.  Ernst & Young LLP - FILED HEREWITH
        B.  Opinion and Consent of Actuary - FILED HEREWITH
        C.  Opinion and Consent of James D. Gallagher, Attorney - FILED HEREWITH


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

     A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America establishing Separate Account Three. Incorporated by reference to Exhibit A(1) to the registration statement on Form S-6, file number 333-66303 filed October 29, 1998 (the "SVUL Registration Statement").

     A(3)(a)(i)   Distribution Agreement between The Manufacturers Life
                  Insurance Company of America and ManEquity, Inc. dated
                  December 23, 1986. Incorporated by reference to Exhibit
                  A(3)(a)(i) to the SVUL Registration Statement.

     A(3)(a)(ii)  Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated May 30, 1992. Incorporated by reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

     A(3)(a)(iii) Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated February 23, 1994. Incorporated by reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

     A(3)(b)(i)   Specimen Agreement between ManEquity, Inc. and registered
                  representatives. Incorporated by reference to Exhibit
                  A(3)(b)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(ii)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and registered representatives. Incorporated by reference to Exhibit A(3)(b)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iii) Specimen Agreement between ManEquity, Inc. and dealers.
                  Incorporated by reference to Exhibit A(3)(b)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iv)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and dealers. Incorporated by reference to Exhibit A(3)(b)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.


     A(5)(a) Specimen Flexible Premium Variable Life Insurance Policy - FILED HEREWITH


     A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(a) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(6)(b) By-Laws of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(b) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(8)(a)(i)   Service Agreement between The Manufacturers Life Insurance
                  Company and The Manufacturers Life Insurance Company of
                  America dated June 1, 1988. Incorporated by reference to
                  Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(ii)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iii) Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iv)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(v)   Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996. Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vi)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vii) Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

     A(8)(b)      Specimen Stoploss Reinsurance Agreement between The
                  Manufacturers Life Insurance Company of America and The
                  Manufacturers Life Insurance Company. Incorporated by
                  reference to Exhibit A(8)(b) to the SVUL Registration
                  Statement.
     .
     A(8)(c)(i)   Service Agreement between The Manufacturers Life Insurance
                  Company and ManEquity, Inc. dated January 2, 1991.
                  Incorporated by reference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(c)(ii)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and ManEquity, Inc. dated March 1, 1994. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(10)(a)(i)  Specimen Application for Flexible Premium Variable Life
                  Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April 26, 1996.

     A(10)(a)(ii) Specimen Rider for Flexible Premium Variable Life Insurance
                  Policy Incorporated by reference to Exhibit A(10(a)(ii) to post effective amendment no. 1 to the registration statement on Form S-6, file number 333-69719, filed February 25, 2000.

     A(10)(b) Specimen Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.


2. Consents of the following:
      A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - FILED HEREWITH
      B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company of America - FILED HEREWITH
      C.    Consent of Ernst & Young LLP- FILED HEREWITH


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. FILED HEREWITH


7. Powers of Attorney for all Directors of The Manufacturers Life Insurance Company of America-Incorporated by reference to Exhibit 7 to post-effective amendment no 1 to the registration statement S-6, file number 333-69719, filed February 25, 2000.


8. Power of Attorney Denis Turner, Principal Financial and Accounting Officer - Incorporated by reference to Exhibit 8 to the initial registration statement filed September 15, 2000.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have duly caused this amendment to its Registration Statement to be signed on their behalf in the City of Toronto, Province of Ontario, Canada, on this 5th day of January, 2001.


SEPARATE ACCOUNT THREE OF
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY OF AMERICA
    (Depositor)


By: /s/ Donald A. Guloien
    --------------------------
    DONALD A. GULOIEN
    President

THE MANUFACTURERS LIFE
INSURANCE COMPANY OF AMERICA


By: /s/ Donald A. Guloien
    --------------------------
    DONALD A. GULOIEN
    President

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on this 5th day of January, 2001.



Signature                                     Title
---------                                     -----

*                                             Chairman and Director
---------------------------
JOHN D. RICHARDSON


/s/ Donald A. Guloien                         President and Director
---------------------------                   (Principal Executive Officer)
DONALD A. GULOIEN


*                                             Director
---------------------------
SANDRA M. COTTER


/s/ James D. Gallagher                        Director
---------------------------
JAMES D. GALLAGHER


*                                             Director
---------------------------
JAMES O'MALLEY

*                                             Director
---------------------------
JOSEPH J. PIETROSKI

*                                             Vice President and Treasurer
---------------------------                   (Principal Financial and
Denis Turner                                  Accounting Officer)



*/s/ James D. Gallagher
---------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                 EXHIBIT INDEX


Item No.    Description



(5)(a)      Specimen Flexible Premium Variable Life Insurance Policy

2.          Consents of the following:

              A.  Opinion and consent of James D. Gallagher, Esq.

              B.  Opinion and consent of Brian Koop, Actuary

              C.  Consent of Ernst & Young LLP

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies.